UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of report (date of earliest event reported): June 6, 2021

Bonanza Creek Energy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35371	61-1630631
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

410 17th Street, Suite 1400 Denver, Colorado	80202
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (720) 440-6100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	BCEI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company       ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01. Entry into a Material Definitive Agreement.

Crestone Peak Merger Agreement

On June 6, 2021, Bonanza Creek Energy, Inc., a Delaware corporation (“BCEI”), Raptor Condor Merger Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of BCEI (“Merger Sub 1”), Raptor Condor Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned subsidiary of BCEI (“Merger Sub 2”), Crestone Peak Resources LP, a Delaware limited partnership (“CPR”), CPPIB Crestone Peak Resources America Inc., a Delaware corporation (“Crestone Peak”), Crestone Peak Resources Management LP, a Delaware limited partnership (“CPR Management LP”), and, solely for purposes of Article VI, Section 7.1, Section 7.5 through Section 7.9, Section 7.11, Section 7.16, Section 7.22(b), Article VIII and Article X, Extraction Oil & Gas, Inc., a Delaware corporation (“XOG”), entered into an Agreement and Plan of Merger (the “Crestone Peak Merger Agreement”).

The Crestone Peak Merger Agreement, among other things, provides for BCEI’s acquisition of Crestone Peak through (i) the merger of Merger Sub 1 with and into Crestone Peak (the “Merger Sub 1 Merger”), with Crestone Peak continuing its existence as the surviving corporation following the Merger Sub 1 Merger (the “Surviving Corporation”), and (ii) the subsequent merger of the Surviving Corporation with and into Merger Sub 2 (the “Merger Sub 2 Merger” and together with the Merger Sub 1 Merger, the “Crestone Peak Merger”), with Merger Sub 2 continuing as the surviving entity as a wholly owned subsidiary of BCEI (the “Surviving Entity”).

The closing of the Crestone Peak Merger is expressly conditioned on the closing of the previously announced merger of equals between BCEI and XOG (the “XOG Merger”) pursuant to that certain Agreement and Plan of Merger, dated as of May 9, 2021, by and among BCEI, Raptor Eagle Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of BCEI, and XOG (the “XOG Merger Agreement”).

The board of directors of each of BCEI (the “BCEI Board”), XOG, the general partner of CPR Management LP (the “Crestone Peak Board”), and Merger Sub 1 have unanimously, and the sole member of Merger Sub 2 has, declared advisable and approved the Crestone Peak Merger Agreement and the consummation of the transactions contemplated thereby, and CPPIB Crestone Peak Resources Canada Inc., a Canadian corporation and the sole stockholder of Crestone Peak (the “Crestone Peak Stockholder”), has delivered a written consent approving and adopting the Crestone Peak Merger Agreement and the transactions contemplated thereby, including, with respect to Crestone Peak, the Merger Sub 1 Merger.

Subject to the terms and conditions of the Crestone Peak Merger Agreement, at the effective time of the Merger Sub 1 Merger (the “Merger Sub 1 Merger Effective Time”), the issued and outstanding as of immediately prior to the Merger Sub 1 Merger Effective Time shares of Crestone Peak common stock, par value $0.01 per share (“Crestone Peak Common Stock”) (excluding shares of Crestone Peak Common Stock held by Crestone Peak as treasury shares or by BCEI or Merger Sub 1 immediately prior to the Merger Sub 1 Merger Effective Time), will be converted into the right to collectively receive 22,500,000 shares of BCEI common stock, par value $0.01 per share (“BCEI Common Stock”) (the “Merger Consideration”). In addition, at the effective time of the Merger Sub 2 Merger (the “Merger Sub 2 Merger Effective Time”), each share of common stock of the Surviving Corporation issued and outstanding as of immediately prior to the Merger Sub 2 Merger Effective Time will automatically be cancelled and each unit of Merger Sub 2 issued and outstanding immediately prior to the Merger Sub 2 Merger Effective Time will remain issued and outstanding and will represent the only outstanding units of the Surviving Entity immediately following the Merger Sub 2 Merger.

Following the closing of the XOG Merger and the Crestone Peak Merger, BCEI’s existing stockholders will own 37%, XOG’s existing stockholders will own 37% and Crestone Peak’s stockholders will own approximately 26% of the issued and outstanding capital stock of the combined company.

Governance

The Crestone Peak Merger Agreement provides at the Merger Sub 1 Merger Effective Time that the board of the combined company will consist of nine members, one of whom will be designated by the Canada Pension Plan Investment Board, a Canadian Crown corporation (“CPP Investments”) and shall be independent and acceptable to BCEI. Therefore, following the XOG Merger and the Crestone Peak Merger, the combined company’s board of directors will include four legacy BCEI directors, four XOG designees, and one CPP Investments designee.

Conditions to the Merger

The closing of the Crestone Peak Merger is subject to certain conditions, including, among others, (i) the receipt of the required approvals from each of BCEI’s stockholders and Crestone Peak’s stockholder, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any law or order prohibiting the consummation of the Crestone Peak Merger, (iv) the effectiveness of the registration statement on Form S-4 pursuant to which the shares of BCEI Common Stock issuable in the XOG Merger are registered with the Securities and Exchange Commission (the “SEC”), (v) the authorization for listing of the BCEI Common Stock issuable in the Crestone Peak Merger on the NYSE, and (vi) the closing of the XOG Merger shall have occurred or shall occur substantially concurrently with the closing of the Crestone Peak Merger. The obligation of each party to consummate the Mergers is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), the other party having performed in all material respects its obligations under the Crestone Peak Merger Agreement, in the case of BCEI, delivery of (A) certain financial statements (the “Crestone Peak Financial Statements”) and (B) an assignment by the Crestone Peak Stockholder of all outstanding loans by the Crestone Peak Stockholder to Crestone Peak or other cancellation of such indebtedness, and in the case of Crestone Peak, the absence of a waiver of any conditions to close the XOG Merger by either BCEI or XOG in a manner materially adverse to Crestone Peak.

Termination Rights

The Crestone Peak Merger Agreement contains certain termination rights for both BCEI and Crestone Peak, including, among others:

(a)	by either BCEI or Crestone Peak, if any governmental entity shall have issued an order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Crestone Peak Merger and the same shall have become final and nonappealable;
(b)	by either BCEI or Crestone Peak, if the Mergers shall not have been consummated by 5:00 p.m. Denver, Colorado time on December 6, 2021 (the “Outside Date”);
(c)	by BCEI or Crestone Peak, as applicable, if the other party breaches any of its representations, warranties, covenants or other agreements in the Crestone Peak Merger Agreement and such breach cannot be or is not cured in accordance with the terms of the Crestone Peak Merger Agreement and such breach would cause applicable closing conditions not to be satisfied;
(d)	by either BCEI or Crestone, if the requisite BCEI stockholder approval shall not have been obtained upon a vote at a duly held BCEI stockholder meeting or any adjournment or postponement thereof;

(e)	by Crestone Peak, prior to the receipt of the requisite BCEI stockholder approval, if the BCEI Board changes its recommendation with respect to the Crestone Peak Merger and the other transactions contemplated by the Crestone Peak Merger Agreement;

(f)	by Crestone Peak if any wavier of any of the conditions to the closing of the XOG Merger has been provided by BCEI or XOG in a manner materially adverse to Crestone Peak; or

(g)	by BCEI, if Crestone Peak has not delivered the Crestone Peak Financial Statements by July 2, 2021, provided that BCEI delivers notice of termination prior to filing the Joint Proxy Statement, or if certain of the Crestone Peak Financial Statements are materially different in an adverse manner from certain previously delivered financial statements of Crestone Peak, provided that BCEI delivers notice of termination no later than five business days after the event giving rise to BCEI’s termination rights thereunder.

The Crestone Peak Merger Agreement shall be terminated automatically if the XOG Merger Agreement is terminated for any reason.

If the Crestone Peak Merger Agreement is terminated by Crestone Peak in accordance with clause (e) above, then BCEI shall be required to pay the other party a termination fee of $37,500,000 (the “Termination Fee”); provided, that the Termination Fee payable by BCEI will be reduced to $15,000,000 if a termination fee is also paid by BCEI or XOG under the XOG Merger Agreement. If the XOG Merger Agreement terminates and either XOG or BCEI is obligated to pay the other a termination fee, then BCEI shall pay Crestone Peak the Termination Fee. If (i) (A) BCEI or Crestone Peak terminates the Crestone Peak Merger Agreement pursuant to clause (d) above as a result of a failure to obtain BCEI stockholder approval and on or prior to the date of such termination, a Parent Competing Proposal (as defined in the Crestone Peak Merger Agreement) shall have been announced or disclosed and not withdrawn without qualification at least seven business days prior to the BCEI special meeting of stockholders or (B) BCEI terminates the Crestone Peak Merger Agreement pursuant to clause (b) above at a time when Crestone Peak would be permitted to terminate the Crestone Peak Merger Agreement pursuant to clause (c) above or Crestone Peak terminates the Crestone Peak Merger Agreement pursuant to clause (c) above and on or prior to the date of such termination, a Parent Competing Proposal shall have been announced or disclosed and not withdrawn without qualification at least seven business days prior to the date of such termination and (ii) within twelve months of such termination, BCEI enters into a definitive agreement with respect to a Parent Competing Proposal (or publicly approves or recommends to the BCEI stockholders a Parent Competing Proposal) or consummates a Parent Competing Proposal, BCEI shall pay Crestone Peak the Termination Fee. Under reciprocal specified circumstances in the case of clause (c), Crestone Peak will be required to pay the Termination Fee to BCEI.

Other Terms of the Merger Agreement

BCEI and Crestone Peak each have made customary representations, warranties and covenants in the Crestone Peak Merger Agreement, in each case generally subject to customary materiality qualifiers. Among other things, each party has agreed, subject to certain exceptions, (i) to conduct its business in the ordinary course, from the date of the Crestone Peak Merger Agreement until the earlier of the Merger Sub 1 Merger Effective Time and the termination of the Crestone Peak Merger Agreement, and not to take certain actions prior to the closing of the Crestone Peak Merger without the prior written consent of the other party, (ii) not to solicit alternative business combination transactions and (iii) not to engage in discussions or negotiations regarding any alternative business combination transactions.

The foregoing summary of the Crestone Peak Merger Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Crestone Peak Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Crestone Peak Merger Agreement and the above description of the Crestone Peak Merger Agreement have been included to provide investors and security holders with information regarding the terms of the Crestone Peak Merger Agreement. They are not intended to provide any other factual information about BCEI, XOG, Crestone Peak or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Crestone Peak Merger Agreement were made only for purposes of the Crestone Peak Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Crestone Peak Merger Agreement, and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of BCEI, XOG, Crestone Peak or any of their respective subsidiaries, affiliates or businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Crestone Peak Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by BCEI. Accordingly, investors should read the representations and warranties in the Crestone Peak Merger Agreement not in isolation but only in conjunction with the other information about BCEI or Crestone Peak and their respective subsidiaries that BCEI includes in reports, statements and other filings it makes with the SEC.

Support Agreement

As an inducement to BCEI to enter into the Crestone Peak Merger Agreement, and concurrently with the execution and delivery of Crestone Peak Merger Agreement, the Crestone Peak Stockholder has entered into a Support Agreement with Crestone Peak and BCEI (the “Support Agreement”). Pursuant to the Support Agreement, the Crestone Peak Stockholder has agreed to, among other things, (i) deliver a written consent approving and adopting the Crestone Peak Merger Agreement and the transactions contemplated thereby, including, with respect to Crestone Peak, the Merger Sub 1 Merger, contemporaneously with the execution of the Crestone Peak Merger Agreement and (ii) vote against specified actions that would adversely affect, discourage or delay the Crestone Peak Merger, including specified actions that contemplate alternative transactions.

The foregoing summary of the Support Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Support Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Registration Rights Agreement

Pursuant to the terms of the Crestone Peak Merger Agreement, BCEI and the Initial Holders (as defined in the Registration Rights Agreement) (the “RRA Holders”), will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), concurrent with the closing of the Crestone Peak Merger. Pursuant to the terms of the Registration Rights Agreement, among other things and subject to certain restrictions, BCEI will be required to file with the SEC a registration statement on Form S-3 registering for resale the shares of the BCEI Common Stock issuable to the RRA Holders upon their request following consummation of the Crestone Peak Merger and to conduct or facilitate, as applicable, an aggregate of two underwritten offerings or block trades upon the request of the RRA Holders. The Registration Rights Agreement also provides the RRA Holders with customary piggyback registration rights.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Registration Rights Agreement, which is attached as Exhibit B to Exhibit 2.1 and incorporated herein by reference.

Amendment to XOG Merger Agreement

Concurrently with the execution and delivery of the Crestone Peak Merger Agreement, BCEI, Raptor Eagle Merger Sub, Inc. and XOG entered into an amendment to the XOG Merger Agreement (the “XOG Merger Agreement Amendment”), which provides, among other things, for additional exceptions to each party’s representations and warranties regarding the entry into and consummation of the Crestone Peak Merger and a reduction of BCEI’s termination fee under the XOG Merger Agreement to $22,500,000. In addition, BCEI has agreed not to (i) consent to any action or inaction by Crestone Peak with respect to the interim covenants in the Crestone Peak Merger Agreement without first obtaining XOG’s consent; (ii) amend any provision or waive any obligation of the Crestone Peak Merger Agreement without XOG’s consent; and (iii) knowingly fail to enforce its rights against Crestone Peak in respect of any material breach without XOG’s consent. In addition, BCEI has the right to terminate the Crestone Peak Merger Agreement in accordance with its terms, but BCEI will not so terminate without first reasonably consulting with XOG and considering in good faith the views of XOG.

The foregoing summary of the XOG Merger Agreement Amendment does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the XOG Merger Agreement Amendment, which is attached hereto as Exhibit 2.2 and incorporated herein by reference.

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Amended and Restated Kimmeridge Voting Agreement

Concurrently with the execution and delivery of the Crestone Peak Merger Agreement, BCEI, XOG and Kimmeridge Energy Management Company, LLC (“Kimmeridge”) amended and restated the Voting Agreement, dated as of June 6, 2021 and effective as of May 9, 2021 (the “A&R Kimmeridge Agreement”), to provide, among other things, for Kimmeridge’s consent to the XOG Merger Agreement Amendment and make Crestone Peak an express third-party beneficiary of the provisions related to (i) the agreement to vote shares, (ii) the transfer provisions, (iii) the no solicitation provisions and (iv) the specific performance provisions in the Kimmeridge Agreement.

The foregoing summary of the A&R Kimmeridge Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the A&R Kimmeridge Agreement, which is attached hereto as Exhibit 10.2 and incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth in Item 1.01 is hereby incorporated herein by reference. BCEI intends to issue the Merger Consideration (as defined in the Crestone Peak Merger Agreement) in reliance on the exemptions from registration requirements under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof.

No Offer or Solicitation

This communication relates to merger transactions between BCEI and XOG and between BCEI, Crestone Peak and XOG (collectively, the “Mergers” or the “Transactions”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval, in any jurisdiction, with respect to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of the securities referred to in this document in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Offers of securities with respect to the XOG Merger shall be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act. BCEI intends to issue the Merger Consideration in connection with the Crestone Peak Merger in reliance on the exemptions from registration requirements under the Securities Act, pursuant to Section 4(a)(2) thereof.

Important Additional Information

In connection with the Transactions, BCEI and XOG intend to file materials with the SEC, including (1) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) and (2) a Registration Statement on Form S-4 with respect to the XOG Merger (the “Registration Statement”), of which the Joint Proxy Statement will be a part. After the Registration Statement is declared effective by the SEC, BCEI and XOG intend to send the definitive form of the Joint Proxy Statement to the shareholders of BCEI and the shareholders of XOG. These documents are not substitutes for the Joint Proxy Statement or Registration Statement or for any other document that BCEI or XOG may file with the SEC and send to BCEI’s shareholders or XOG’s shareholders in connection with the Transactions. INVESTORS AND SECURITY HOLDERS OF BCEI AND XOG ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BCEI AND XOG WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCEI, XOG, CRESTONE PEAK, THE TRANSACTIONS, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement, as each may be amended from time to time, and other relevant documents filed by BCEI and XOG with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by BCEI will be available free of charge from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab or by contacting BCEI’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by XOG will be available free of charge from XOG’s website at www.extractionog.com under the “Investor Relations” tab or by contacting XOG’s Investor Relations Department at (720) 974-7773 or ir@extractionog.com.

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Participants in the Solicitation

BCEI, XOG and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from BCEI’s shareholders and XOG’s shareholders in connection with the Transactions. Information regarding the executive officers and directors of BCEI is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 28, 2021. Information regarding the executive officers and directors of XOG is included in its Annual Report on Form 10-K/A filed with the SEC on April 30, 2021. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement, Joint Proxy Statement and other materials when they are filed with the SEC in connection with the Transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements and Cautionary Statements

Certain statements in this document concerning the Transactions, including any statements regarding the expected timetable for completing the Transactions, the results, effects, benefits and synergies of the Transactions, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding BCEI’s, XOG’s or Crestone Peak’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding BCEI, XOG’s and Crestone Peak’s plans and expectations with respect to the Transactions and the anticipated impact of the Transactions on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of BCEI may not approve the issuance of new shares of BCEI Common Stock in the Transactions or that shareholders of XOG may not approve the XOG Merger Agreement; the risk that a condition to closing of the Transactions may not be satisfied, that either party may terminate the XOG Merger Agreement or the Crestone Peak Merger Agreement or that the closing of the Transactions might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of BCEI, XOG and Crestone Peak; the effects of the business combination of BCEI, XOG and Crestone Peak, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the Transactions; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transactions. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in BCEI’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, each of which is on file with the SEC and available from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab, and in other documents BCEI files with the SEC, and in XOG’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed amended Annual Report on Form 10-K/A and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, each of which is on file with the SEC and available from XOG’s website at www.extractionog.com under the “Investor Relations” tab, and in other documents XOG files with the SEC.

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All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither BCEI nor XOG assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Item 9.01	Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of June 6, 2021, by and among Bonanza Creek Energy, Inc., Raptor Condor Merger Sub 1, Inc., Raptor Condor Merger Sub 2, LLC, Crestone Peak Resources LP, CPPIB Crestone Peak Resources America Inc., Crestone Peak Resources Management LP and Extraction Oil & Gas, Inc.
2.2	Amendment No.1 to Agreement and Plan of Merger, dated as of June 6, 2021, by and among Bonanza Creek Energy, Inc., Raptor Eagle Merger Sub, Inc. and Extraction Oil & Gas, Inc.
10.1*	Support Agreement, dated as of June 6, 2021, by and among Bonanza Creek Energy, Inc., CPPIB Crestone Peak Resources Canada Inc., and CPPIB Crestone Peak Resources America Inc.
10.2	Amended and Restated Voting Agreement, dated as of June 6, 2021 and effective as of May 9, 2021, by and among Bonanza Creek Energy, Inc., Extraction Oil & Gas, Inc. and Kimmeridge Energy Management Company, LLC.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. BCEI agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BONANZA CREEK ENERGY, INC.

Dated: June 8, 2021	By:	/s/ Cyrus D. Marter IV
Cyrus D. Marter IV
Executive Vice President, General Counsel and Secretary

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Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

BONANZA CREEK ENERGY, INC.,

RAPTOR CONDOR MERGER SUB 1, INC.,

RAPTOR CONDOR MERGER SUB 2, LLC,

CRESTONE PEAK RESOURCES LP,

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.,

CRESTONE PEAK RESOURCES MANAGEMENT LP

and

EXTRACTION OIL & GAS, INC. (solely for purposes of Article VI, Section 7.1,

Section 7.5 through Section 7.9 Section 7.11, Section 7.16, Section 7.22(b), Article VIII and Article X)

Dated as of June 6, 2021

TABLE OF CONTENTS

- i -

- ii -

- iii -

ANNEX A	Annex A-1

EXHIBIT A	Exhibit A-1

EXHIBIT B	Exhibit B-1

EXHIBIT C	Exhibit C-1

EXHIBIT D	Exhibit D-1

- iv -

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of June 6, 2021 (this “Agreement”), is entered into by and among Bonanza Creek Energy, Inc., a Delaware corporation (“Parent”), Raptor Condor Merger Sub 1, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub 1”), Raptor Condor Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub 2” and, together with Parent and Merger Sub 1, the “Parent Parties”), Crestone Peak Resources LP, a Delaware limited partnership (“CPR”), CPPIB Crestone Peak Resources America Inc., a Delaware corporation (the “Company”), Crestone Peak Resources Management LP, a Delaware limited partnership (the “CPR Management LP” and together with CPR and the Company, the “Group Companies” and each individually, a “Group Company”), and solely for purposes of Article VI, Section 7.1, Section 7.5 through Section 7.9, Section 7.11, Section 7.16, Section 7.22(b), Article VIII and Article X, Extraction Oil & Gas, Inc., a Delaware corporation (“Eagle”).

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the merger of Merger Sub 1 with and into the Company (the “Company Merger”), are fair to, and in the best interests of, the Company and the holders of the shares of common stock of the Company, par value $0.01 per share (the “Company Common Stock”), (ii) approved and declared advisable this Agreement and the Transactions, including the Company Merger, (iii) resolved to recommend that the holders of the Company Common Stock approve and adopt this Agreement and the Transactions, including the Company Merger; and (iv) directed that the approval and adoption of this Agreement and the Transactions, including the Company Merger, be submitted to the holders of Company Common Stock to act by written consent pursuant to the Organizational Documents of the Company;

WHEREAS, immediately after the Company Merger Effective Time, the Surviving Corporation shall be merged with and into Merger Sub 2 (the “Company LLC Sub Merger”), with Merger Sub 2 continuing as the surviving entity in the Company LLC Sub Merger as a wholly owned subsidiary of Parent;

WHEREAS, the board of directors of the general partner of CPR Management LP, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions are fair to, and in the best interests of, CPR Management LP and its limited partners and (ii) approved and declared advisable this Agreement and the Transactions (the “CPR Management Board Approval”);

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the issuance of the shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”), pursuant to the Transactions (the “Parent Stock Issuance”), are fair to, and in the best interests of, Parent and the holders of Parent Capital Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance;

WHEREAS, the Board of Directors of Merger Sub 1, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Company Merger and the Company LLC Sub Merger, are fair to, and in the best interests of, Merger Sub 1, and Parent, as the sole stockholder of Merger Sub 1, and (ii) approved and declared advisable this Agreement and the Transactions, including the Company Merger and the Company LLC Sub Merger;

WHEREAS, Parent, as the sole member of Merger Sub 2, has (i) determined that this Agreement and the Transactions, including the Company Merger and the Company LLC Sub Merger, are fair to, and in the best interests of, Merger Sub 2, and Parent, as the sole member of Merger Sub 2, and (ii) approved and declared advisable this Agreement and the Transactions, including the Company Merger and the Company LLC Sub Merger;

WHEREAS, Parent, as the sole stockholder of Merger Sub 1, will adopt this Agreement promptly following its execution;

WHEREAS, the sole stockholder of the Company (the “Company Designated Holder”) has contemporaneously with the execution of this Agreement delivered to Parent a written consent (the “Company Stockholder Consent”) in accordance with the Organizational Documents of the Company, approving and adopting this Agreement and the Transactions, including, with respect to the Company, the Company Merger;

WHEREAS, CPR Management LP holds certain LP Interests in CPR and, in connection with the Transactions and prior to each of the Company Merger and the Company LLC Sub Merger, CPR Management LP agrees to convey its LP Interests in CPR to the Company pursuant to a Conveyance Agreement, to be entered into concurrently with the Parties’ entry into this Agreement in the form attached as Exhibit D (the “Conveyance Agreement”), in exchange for a portion of the Merger Consideration at Closing;

WHEREAS, Broe CR Investor, LLC, a Colorado limited liability company (“Broe”), holds certain LP Interests in CPR and, in connection with the Transactions and prior to each of the Company Merger and the Company LLC Sub Merger, Broe will convey its LP Interests in CPR to the Company pursuant to the Conveyance Agreement or the Company will have otherwise acquired all of such LP Interests;

WHEREAS, as an inducement to Parent to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Company Designated Holder has entered into a Support Agreement with the Company and Parent (the “Company Support Agreement”);

WHEREAS, this Agreement is being entered into by the Parties subsequent to that certain Agreement and Plan of Merger, dated as of May 9, 2021, by and among Parent, Raptor Eagle Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Raptor Eagle Merger Sub”), and Eagle (as may be amended, waived or otherwise modified from time to time, the “Parent/Eagle Merger Agreement”), and the Parties expect the Transactions to close substantially concurrently with, or immediately after, the transactions contemplated by the Parent/Eagle Merger Agreement (the “Parent/Eagle Merger”);

WHEREAS, Eagle and Parent have, contemporaneously with the execution of this Agreement, amended the Parent/Eagle Merger Agreement;

WHEREAS, Eagle and Parent have, contemporaneously with the execution of this Agreement, amended that certain Company Voting Agreement (as defined in the Parent/Eagle Merger Agreement) to, among other matters, make the Company a third party beneficiary of such agreement;

WHEREAS, the Parent/Eagle Merger Agreement provides that (i) Parent will file a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC pursuant to which the shares of Parent Common Stock to be issued to the stockholders of Eagle at the closing of the Parent/Eagle Merger will be registered with the SEC and (ii) Parent and Eagle will file a joint proxy statement (the “Joint Proxy Statement”) relating to the separate meetings of Parent and Eagle stockholders that will be held to approve (a) the transactions contemplated by the Parent/Eagle Merger Agreement and (b) with respect to Parent, the Parent Stock Issuance; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Company Merger and the Company LLC Sub Merger (together, the “Integrated Mergers”), taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Reorganization Treatment”), and this Agreement constitutes and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parent Parties, the Group Companies and Eagle (for the specified purposes set forth herein) agree as follows:

Article I
CERTAIN DEFINITIONS

Section 1.1          Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

Section 1.2          Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
Agreement	Preamble
Anti-Corruption Laws	4.9(c)
Applicable Date	4.9(a)
Borrowing Base Redetermination	Section 7.22(b)
Certificates of Merger	2.2(b)
Closing	2.2(a)
Closing Date	2.2(a)
Code	Recitals

Definition	Section
Company	Preamble
Company 401(k) Plan	7.9(f)
Company Additional Financial Statements	7.22(a)(ii)
Company Affiliate	10.10
Company Audited Financial Statements	7.22(a)(ii)
Company Board	Recitals
Company Capital Stock	4.2(a)
Company Common Stock	Recitals
Company Contracts	4.19(b)
Company Designated Holder	Recitals
Company Disclosure Letter	Article IV
Company Employee	7.9(b)
Company Financial Statements	4.5(a)
Company First Quarter Financial Statements	7.22(a)(ii)
Company Independent Petroleum Engineers	4.17(a)
Company Intellectual Property	4.14(a)
Company LLC Sub Merger	Recitals
Company LLC Sub Merger Effective Time	2.2(b)
Company Material Adverse Effect	4.1
Company Material Leased Real Property	4.15
Company Material Real Property Lease	4.15
Company Merger	Recitals
Company Merger Effective Time	2.2(b)
Company Owned Real Property	4.15
Company Permits	4.9(a)
Company Related Party Transaction	4.23
Company Required Financial Statements	7.22(a)(ii)
Company Reserve Report	4.17(a)
Company Stockholder Consent	Recitals
Company Support Agreement	Recitals
Company Termination Fee	9.4(f)
Confidentiality Agreement	7.7(b)
CPR	Preamble
CPR GP	Preamble
CPR Management Board Approval	Recitals
Creditors’ Rights	4.3(a)
days	10.4(e)
DGCL	Section 2.1(a)
DLLCA	Section 2.3(b)
D&O Insurance	7.10(d)
e-mail	10.3
Eagle	Preamble
Eagle Affiliate	Section 10.10
Eagle Board	6.3(a)
Eagle Capital Stock	6.2

Definition	Section
Eagle Contracts	6.19(b)
Eagle Disclosure Letter	Article VI
Eagle Intellectual Property	6.14(a)
Eagle Material Adverse Effect	6.1
Eagle Material Leased Real Property	6.15
Eagle Material Real Property Lease	6.15
Eagle Owned Real Property	6.15
Eagle Permits	6.9(a)
Eagle Preferred Stock	6.2
Eagle Related Party Transaction	6.23
Eagle Reserve Report	6.17(a)
Eagle SEC Documents	6.5(a)
Eagle Stockholders Meeting	6.4
Eligible Shares	3.1(b)(i)
Excluded Shares	3.1(b)(ii)
GAAP	4.5(a)
General Partner Interest	4.2(b)
Group Companies	Preamble
HSR Act	4.4
Indemnified Liabilities	7.10(a)
Indemnified Persons	7.10(a)
Integrated Mergers	Recitals
Interim Company Financial Statements	7.22(a)(ii)
Joint Proxy Statement	Recitals
LP Interests	4.2(b)
made available	10.4(e)
Material Company Insurance Policies	4.20
Material Eagle Insurance Policies	6.20
Material Parent Insurance Policies	5.20
Measurement Date	4.2(a)
Merger Consideration	3.1(b)(i)
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Mergers	2.2(a)
Outside Date	9.1(b)(ii)
Parent	Preamble
Parent 401(k) Plan	7.9(f)
Parent Affiliate	10.10
Parent Alternative Acquisition Agreement	(iii)
Parent Board	Recitals
Parent Board Recommendation	5.3(a)
Parent Capital Stock	5.2(a)
Parent Change of Recommendation	7.4(d)(vi)
Parent Common Stock	Recitals
Parent Contracts	5.19(b)

Definition	Section
Parent Disclosure Letter	V
Parent Equity Plan	5.2(a)
Parent FA	5.22
Parent Independent Petroleum Engineers	5.17(a)
Parent Intellectual Property	5.14(a)
Parent Material Adverse Effect	5.1
Parent Material Leased Real Property	5.15
Parent Material Real Property Lease	5.15
Parent Owned Real Property	5.15
Parent Parties	Preamble
Parent Permits	5.9(a)
Parent Preferred Stock	5.2(a)
Parent Related Party Transaction	5.24
Parent Reserve Report	5.17(a)
Parent SEC Documents	5.5(a)
Parent Stock Issuance	Recitals
Parent Stockholders Meeting	5.4
Parent Termination Fee	9.4(f)
pdf	2.2(a)
Parent/Eagle Merger	Recitals
Parent/Eagle Merger Agreement	Recitals
Raptor Eagle Merger Sub	Recitals
Registration Statement	Recitals
Reorganization Treatment	Recitals
Replacement Financing	7.22(b)
Rights-of-Way	4.16
Second Request	7.8(c)
Surviving Corporation	2.1
Surviving Corporation Stock	3.1(a)
Surviving Entity Units	3.2(a)
Tail Period	7.10(d)
Terminable Breach	9.1(b)(iii)
Trade Controls	4.9(c)
Transaction Litigation	7.11

Article II
THE MERGERS

Section 2.1          The Mergers. Upon the terms and subject to the conditions of this Agreement,

(a)               at the Company Merger Effective Time, Merger Sub 1 will be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the Company Merger, the separate existence of Merger Sub 1 shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”) as a wholly-owned subsidiary of Parent; and

(b)               immediately following the Company Merger Effective Time, the Surviving Corporation shall merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving entity (in such capacity, the “Surviving Entity”) in such merger as a wholly owned subsidiary of Parent. At the Company LLC Sub Merger Effective Time and immediately thereafter, Parent shall own all of the membership interests and other equity, if any, in Merger Sub 2 and shall be the sole member of Merger Sub 2, and Merger Sub 2 shall be treated as an entity disregarded as separate from Parent for U.S. federal income Tax purposes.

Section 2.2          Closing.

(a)            The closing (the “Closing”) of the Company Merger and the Company LLC Sub Merger (collectively the “Mergers”) shall take place by the exchange of documents by “portable document format” (“pdf”) or other electronic means substantially concurrently with, or immediately after, the closing of the transactions contemplated by the Parent/Eagle Merger Agreement or at 9:00 a.m., Houston time, on a date that is three (3) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VIII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date), unless another date or place is agreed to in writing by Parent, Eagle and the Company. For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs.

(b)           As soon as practicable on the Closing Date, the Parties will cause certificates of merger with respect to each of the Mergers and prepared and executed in accordance with the relevant provisions of the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”) (the “Certificates of Merger”) to be filed with the Office of the Secretary of State of the State of Delaware. The Company Merger shall become effective upon the due filing of the Certificate of Merger related to the Company Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as the Parties shall agree upon in writing and shall specify in the Certificate of Merger (the time the Company Merger becomes effective being the “Company Merger Effective Time”). As soon as practicable following the Company Merger Effective Time, the Certificate of Merger related to the Company LLC Sub Merger shall be filed with the Office of the Secretary of State of the State of Delaware, with the effective time of the Company LLC Sub Merger becoming effective upon such filing, or at such later time as the Parties shall agree upon in writing and shall specify in such certificate of merger (the “Company LLC Sub Merger Effective Time”).

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Section 2.3          Effect of the Mergers.

(a)           At the Company Merger Effective Time, the Company Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub 1 shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub 1 shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

(b)           At the Company LLC Sub Merger Effective Time, the Company LLC Sub Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Company LLC Sub Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Surviving Corporation and Merger Sub 2 shall vest in Merger Sub 2, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Corporation and Merger Sub 2 shall become the debts, liabilities, obligations, restrictions, disabilities and duties of Merger Sub 2.

Section 2.4        Certificate of Incorporation of the Surviving Corporation. At the Company Merger Effective Time, the certificate of incorporation of the Company in effect immediately prior to the Company Merger Effective Time shall be amended and restated in its entirety as of the Company Merger Effective Time to be in the form set forth in Exhibit A, and as so amended shall be the certificate of incorporation of the Surviving Corporation, until duly amended, subject to Section 7.10(b), as provided therein or by applicable Law.

Section 2.5         Bylaws of the Surviving Corporation. The Parties shall take all actions necessary so that the bylaws of Merger Sub 1 in effect immediately prior to the Company Merger Effective Time shall be the bylaws of the Surviving Corporation, until duly amended, subject to Section 7.10(b), as provided therein or by applicable Law.

Section 2.6         Certificate of Formation of the Surviving Entity. The certificate of formation of Merger Sub 2 in effect immediately prior to the Company LLC Sub Merger Effective Time shall be the certificate of formation of the Surviving Entity, until duly amended, as provided therein or by applicable Law.

Section 2.7         Limited Liability Company Agreement of the Surviving Entity. The limited liability company agreement of Merger Sub 2 in effect immediately prior to the Company LLC Sub Merger Effective Time shall be the limited liability company agreement of the Surviving Entity, until duly amended, as provided therein or by applicable Law.

Section 2.8         Directors and Officers of the Surviving Corporation. At or prior to the Company Merger Effective Time, the Company shall request that each director and officer of the Company deliver to Parent written resignation letters, effective as of the Company Merger Effective Time. The Parties shall take all necessary action, from and after the Company Merger Effective Time, to cause the directors and officers of Merger Sub 1 as of immediately prior to the Company Merger Effective Time to be the directors and officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

Section 2.9         Directors of Parent. Following consummation of the Parent/Eagle Merger and prior to the Company Merger Effective Time, Parent shall take all necessary corporate action so that upon and immediately after the Company Merger Effective Time, the size of the Parent Board shall be increased to nine (9), and, prior to the Closing, CPP Investments shall have the right to designate one (1) new director, which designee shall be reasonably acceptable to Parent and shall be independent as reasonably determined by the Parent Board, to fill the vacancy on the Parent Board created by such increase. The Company and CPP Investments shall designate such new director in writing to Parent prior to the time at which the Registration Statement becomes effective under the Securities Act.

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Section 2.10       Minority Conveyances. Immediately prior to the Company Merger Effective Time, the Group Companies shall cause (a) and (b) to occur (the “Pre-Effective Time Minority Conveyances”) and immediately after the Company Merger Effective Time, the Group Companies shall cause (c) to occur (the “Post-Effective Time Minority Conveyance” and together with the Pre-Effective Time Minority Conveyances, the “Minority Conveyances”):

(a)            CPR Management LP shall convey all of its LP Interests in CPR to the Company in exchange for a portion of the Merger Consideration pursuant to the terms of the Conveyance Agreement between CPR Management LP and the Company.

(b)            Broe shall convey all of its LP Interests in CPR to the Company in exchange for a portion of the Merger Consideration pursuant to the terms of the Conveyance Agreement between Broe and the Company or the Company shall have otherwise acquired all of such LP Interests.

(c)            9314580 Canada Inc. shall convey all of its interests in CPR GP for nominal consideration pursuant to the terms of an assignment reasonably acceptable to Parent.

The aggregate Merger Consideration deliverable to CPR Management LP and Broe in the Minority Conveyances shall be withheld from the Merger Consideration otherwise deliverable under this Agreement, and instead delivered by the Parent on behalf of the Group Companies in the amounts set forth in a closing statement delivered by the Company not less than two Business Days prior to Company Merger Effective Time.

Article III
EFFECT OF THE MERGERS; EXCHANGE

Section 3.1          Effect of the Company Merger on Capital Stock. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of Parent, Merger Sub 1, the Company, or any holder of any securities of Parent, Merger Sub 1 or the Company:

(a)            Capital Stock of Merger Sub 1. Each share of capital stock of Merger Sub 1 issued and outstanding immediately prior to the Company Merger Effective Time shall be converted into and shall represent one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation (the “Surviving Corporation Stock”), which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Company Merger Effective Time.

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(b)           Capital Stock of the Company.

(i)                Subject to the other provisions of this Article III, the issued and outstanding shares of Company Common Stock immediately prior to the Company Merger Effective Time (the “Eligible Shares”) shall be converted automatically at the Company Merger Effective Time into the right to collectively receive 22,500,000 validly issued, fully paid and nonassessable shares of Parent Common Stock (such shares of Parent Common Stock issuable per share of Company Common Stock pursuant to this Section 3.1(b)(i), the “Merger Consideration”).

(ii)              As of the Company Merger Effective Time, all such shares of Company Common Stock shall cease to be outstanding and shall automatically be cancelled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the Company Merger Effective Time shall cease to have any rights with respect thereto, except the right to collectively receive the Merger Consideration.

(iii)           All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub 1 immediately prior to the Company Merger Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be cancelled and cease to exist as of the Company Merger Effective Time, and no consideration shall be delivered in exchange therefor.

(c)            Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or (ii) the number of shares of Parent Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock (including options to purchase Parent Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Company Merger Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like (but not, for the sake of clarification, as a result of the consummation of the Parent/Eagle Merger), the Merger Consideration shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c). Nothing in this Section 3.1(c) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

Section 3.2         Effect of the Company LLC Sub Merger.

(a)            Units of Merger Sub 2. Each unit of Merger Sub 2 issued and outstanding immediately prior to the Company LLC Sub Merger Effective Time shall remain issued and outstanding and shall represent validly issued, fully paid and nonassessable units of the Surviving Entity, which shall constitute the only outstanding units of the Surviving Entity immediately following the Company Merger Sub LLC Effective Time (the “Surviving Entity Units”).

(b)           Capital Stock of the Surviving Corporation. Each share of Surviving Corporation Stock issued and outstanding immediately prior to the Company LLC Sub Merger Effective Time shall cease to be outstanding and shall automatically be cancelled and cease to exist at the Company LLC Sub Merger Effective Time. Each holder of a share of Surviving Corporation Stock that was outstanding immediately prior to the Company LLC Sub Merger Effective Time shall cease to have any rights with respect thereto.

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Section 3.3           Payment for Securities; Exchange.

(a)               Payment Procedures. No interest shall be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

(b)              Termination of Rights. All Merger Consideration paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock.

(c)               FIRPTA; Withholding Taxes. Before the Company Merger, the Company shall deliver to Parent documentation reasonably satisfactory to Parent establishing that withholding is not required with respect to CPPIB Crestone Peak Resources Canada Inc. under Section 1445 of the Code. Notwithstanding anything in this Agreement to the contrary, the Parent Parties and the Surviving Corporation, each of their respective Affiliates and any other applicable withholding agent shall be entitled to deduct and withhold from any amounts otherwise payable to any Person pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Law (and, for the avoidance of doubt, to the extent deduction and withholding is required in respect of the delivery of any Parent Common Stock pursuant to this Agreement, a portion of the Parent Common Stock otherwise deliverable hereunder may be withheld); provided, however, except with respect to any withholding required as a result of the Company’s failure to deliver the documentation described in the first sentence of this Section 3.3(c), the relevant withholding party shall use reasonable best efforts to provide prior written notice to the Company as soon as reasonably practicable after it determines withholding is required under this Section 3.3(c). Parent will consult with the Company in good faith to determine whether such deduction and withholding is required and will reasonably cooperate with the Company to minimize the amount of any applicable withholding or deduction. To the extent that such amounts are so properly deducted or withheld and timely paid over to the relevant Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person with respect to which such amounts would have been paid absent such deduction or withholding, and if withholding is taken in Parent Common Stock, the relevant withholding agent shall be treated as having sold such Parent Common Stock on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of such deemed sale and paid such cash proceeds to the relevant Taxing Authority.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE GROUP COMPANIES

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Group Companies to the Parent Parties on or prior to the date of this Agreement (the “Company Disclosure Letter”), the Group Companies jointly and severally represent and warrant to the Parent Parties as follows:

Section 4.1           Organization, Standing and Power. Each Group Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of each Group Company’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on each Group Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”). Each Group Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Group Company has heretofore made available to Parent complete and correct copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and no Group Company or any of their Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 4.2           Capital Structure.

(a)               As of the date of this Agreement, the authorized capital stock of the Company consists of 1,000 shares of Company Common Stock (the “Company Capital Stock”).  As of the date of this Agreement (the “Measurement Date”), 100 shares of Company Common Stock were issued and outstanding. The Company owns (beneficially and of record) 100% of the General Partner Interest and ninety-six and 14/100ths percent (96.14%) of the LP Interests. All of the LP Interests not beneficially or of record owned by the Company will be conveyed to the Company immediately prior to the Company Merger Effective Time pursuant to the Conveyance Agreements.

(b)               The authorized equity interests of CPR consist of (i) unlimited Class A-1 Units, (ii) 2,000 Class A-2 Units, (iii) unlimited Class A-3 Units, (iv) unlimited Class B Units, and (v) 10,000 Class C Units representing limited partner interests in CPR (the “LP Interests”) and a non-economic general partner interest (the “General Partner Interest”). As of the date of this Agreement, the issued and outstanding LP Interests and general partner interests of CPR consisted of (i) (1) 82,836.8503 Class A-1 Units, (2) 1,052.6316 Class A-2 Units, (3) 530.5300 Class A-3 Units, (4) 100,000 Class B Units and (5) 10,000 Class C Units, and (ii) the General Partner Interest. Schedule 4.2(b) of the Company Disclosure Letter contains a complete and correct list as of the date of this Agreement of the name of each holder of LP Interests and the number of each class of Units held by each such holder.

(c)               All outstanding equity securities of each Group Company, including the Company Capital Stock, LP Interests and General Partner Interest, have been duly authorized and are validly issued, fully paid and non-assessable (except as such non-assessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act) and are not subject to preemptive rights. All outstanding equity securities of each Group Company have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts. As of the close of business on the Measurement Date, except as set forth in this Section 4.2 there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from any Group Company or any Subsidiary of the Group Companies any capital stock or other equity interests of a Group Company or securities convertible into or exchangeable or exercisable for capital stock or other equity interests of a Group Company (and the exercise, conversion, purchase, exchange or other similar price thereof). Except as set forth on Schedule 4.2(c) of the Company Disclosure Letter, all outstanding shares of capital stock or other equity interests of each Group Company’s Subsidiaries are owned by the respective Group Company, or a direct or indirect wholly owned Subsidiary of the respective Group Company, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 4.2, there are outstanding: (1) no shares of Company Capital Stock, LP Interests, Voting Debt or other voting securities of each Group Company; (2) no securities of each Group Company or any of its respective Subsidiaries convertible into or exchangeable or exercisable for shares of Company Capital Stock, Voting Debt, or other voting securities of each Group Company; and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which any Group Company or any Subsidiary of each Group Company is a party or by which it is bound in any case obligating any Group Company or any Subsidiary of each Group Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock, LP Interests, Voting Debt or other voting securities of any Group Company, or obligating any Group Company or any Subsidiary of each Group Company to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts or other agreements to which any Group Company or any Subsidiary of each Group Company is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of any Group Company or any Subsidiary of each Group Company. No Subsidiary any either Group Company owns any shares of Company Common Stock or any other shares of Company Capital Stock.

(d)               As of the date of this Agreement, no Group Company or any of their respective Subsidiaries have any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than their respective Subsidiaries and their respective joint ventures listed on Schedule 4.2 of the Company Disclosure Letter.

Section 4.3           Authority; No Violations; Consents and Approvals.

(a)               Each Group Company has all requisite corporate or partnership power (as the case may be) and authority to execute and deliver this Agreement and, subject to the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware, to perform its obligations hereunder. The execution and delivery of this Agreement by each Group Company and the consummation by the Group Companies of the Transactions have been duly authorized by all necessary corporate or partnership actions on the part of each Group Company, subject, only with respect to the consummation of the Mergers, to the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware. The Company Stockholder Approval is the only vote of the holders of any class or series of the Company Capital Stock necessary to approve and adopt this Agreement and the Company Merger. The CPR Management Board Approval is the only approval required by the Organizational Documents of CPR Management LP to approve and adopt this Agreement, and no separate vote or approval by any of the limited partners of CPR Management LP. The Company Stockholder Approval was irrevocably, duly and validly obtained in accordance with applicable Law and the Company Organizational Documents upon the execution and delivery of the Company Stockholder Consent. This Agreement has been duly executed and delivered by each Group Company, and assuming the due and valid execution of this Agreement by the other Parties hereto, constitutes a valid and binding obligation of each Group Company enforceable against each Group Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at Law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Company Merger, are fair to, and in the best interests of, the Company and the holders of the Company Common Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Company Merger, (iii)  resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the Transactions, including the Company Merger, and (iv) directed that the approval and adoption of this Agreement and the Transactions, including the Company Merger, be submitted to the holders of Company Common Stock to act by written consent pursuant to the Organizational Documents of the Company. The board of directors of the general partner of CPR Management LP, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions are fair to, and in the best interests of, CPR Management LP and its limited partners and (ii) approved and declared advisable this Agreement and the Transactions.

(b)               The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of any Group Company or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of any Group Company or any of its Subsidiaries under, any provision of any loan or credit agreement (subject, in the case of the Company Credit Facility, to payoff and termination thereof prior to or substantially concurrently with Closing), note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which any Group Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made, contravene, conflict with or result in a breach or violation of any Law applicable to any Group Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)               Except for this Agreement, no Group Company is a party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.

Section 4.4           Consents. No Consent from any Governmental Entity is required to be obtained or made by the Group Companies or any of their Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Group Companies or the consummation by the Group Companies of the Transactions, except for: (a) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) the delivery of the Company Stockholder Consent adopting this Agreement and approving the Transactions; (c) the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware; (d) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (e) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5           Financial Statements.

(a)               Set forth on Schedule 4.5(a) of the Company Disclosure Letter are copies of (i) the audited balance sheets of CPR OpCo and its Subsidiaries, on a consolidated basis, as of December 31, 2018 and December 31, 2019, (ii) the audited income statements, statements of cash flows of CPR OpCo and its Subsidiaries, on a consolidated basis, for the fiscal years ended December 31, 2018 and December 31, 2019, (iii) the unaudited consolidated balance sheet as of December 31, 2020 and March 31, 2021 and income statement of CPR OpCo and its Subsidiaries, on a consolidated basis, for the fiscal year ended December 31, 2020 and the three (3)-month period ended March 31, 2021, (iv) the draft unaudited balance sheets of the Company and its Subsidiaries, on a consolidated basis, as of December 31, 2019 and December 31, 2020, and (v) the draft unaudited income statements of the Company and its Subsidiaries, on a consolidated basis, for the fiscal years ended December 31, 2018, December 31, 2019 and December 31, 2020 (collectively (i)-(vi), the “Company Financial Statements”). Except as set forth on Schedule 4.5(a) of the Company Disclosure Letter, each of the Company Financial Statements has been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved and presents fairly in all material respects the financial position, results of operations and cash flows of the Company as of the dates and for the periods indicated therein.

(b)               Since its formation, no Group Company nor any of its Subsidiaries has engaged in any line of business that is substantially different from the business in which such Person is engaged in as of the date of this Agreement. Since its formation, other than the ownership of the General Partner Interest and LP Interests, the Company has engaged in no other activity or line of business nor incurred any other liability other than in respect of its ownership and control of CPR. Since its formation, other than the ownership of the equity interests of CPR OpCo, CPR has engaged in no other activity or line of business nor incurred any other liability other than in respect of its ownership and control of CPR OpCo. The financial statements of CPR OpCo and the financial statements of the Company that are included in the Company Financial Statements reflect the identical operating assets and operations subject to the items set forth on Schedule 4.5(b) of the Company Disclosure Letter.

(c)               The Company has established and maintains a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) utilized by the Company or its Subsidiaries and (ii) is not, and since January 1, 2020 there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s or its Subsidiaries’ internal controls.

Section 4.6           Absence of Certain Changes or Events.

(a)               Since December 31, 2020, there has not been any Company Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b)               From December 31, 2020 through the date of this Agreement:

(i)                each Group Company and its respective Subsidiaries have conducted their business in the ordinary course of business in all material respects;

(ii)              there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by any Group Company or any of their respective Subsidiaries, including the Oil and Gas Properties of such Group Company and its Subsidiaries, whether or not covered by insurance; and

(iii)            none of the Group Companies nor any of their respective Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Sections 7.1(b)(i), (v), (vi), (vii), (viii), (xiv), (xvi) or (xix) (solely as it relates to the foregoing Sections 7.1(b)(i), (v), (vi), (vii), (viii), (xiv), (xvi) or (xix)).

Section 4.7           No Undisclosed Material Liabilities. There are no liabilities of the Group Companies or any of their respective Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of the Company dated as of December 31, 2020 (including the notes thereto); (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP; (c) liabilities incurred in the ordinary course of business subsequent to December 31, 2020; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as permitted under Section 7.1(b)(xii); and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8           Information Supplied. None of the information supplied or to be supplied by the Group Companies for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement, will, at the date it is first mailed to stockholders of the Parent and to stockholders of Eagle and at the time of the Parent Stockholders Meeting and the Eagle Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.9           Company Permits; Compliance with Applicable Law.

(a)               Each Group Company and its respective Subsidiaries holds and at all times since December 31, 2020 (the “Applicable Date”) has held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Company Permits”), and has paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of any Group Company, threatened, and the Group Companies and their respective Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)              The businesses of each Group Company and its respective Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to each Group Company or any of its respective Subsidiaries is pending or, to the knowledge of any Group Company, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)               In the last five years, none of the Group Companies nor any of their Subsidiaries nor, to the knowledge of any Group Company, any of their respective directors, officers, employees nor any other Person acting on behalf of the Group Companies or any of their Subsidiaries has: (i) been a Sanctioned Person or organized, resident or located in a Sanctioned Country, (ii) engaged in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, (iii) made any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Person in violation of any applicable laws related to the prevention of corruption, including the Foreign Corrupt Practices Act of 1977, as amended (“Anti-Corruption Laws”), or (iv) otherwise violated applicable Sanctions, Ex-Im Laws, or anti-boycott requirements (collectively, “Trade Controls”) or Anti-Corruption Laws.

(d)               In the last five years, none of the Group Companies nor any of their Subsidiaries has received from any Governmental Entity or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Entity; or conducted any internal investigation or audit, in each case concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws.

Section 4.10       Compensation; Benefits.

(a)               Set forth on Schedule 4.10(a) of the Company Disclosure Letter is a list, as of the date hereof, of all of the material Company Benefit Plans.

(b)               True, correct and complete copies (or a description if such plan is not written) of each of the material Company Benefit Plans and related trust documents and favorable determination letters, if applicable, have been furnished or made available to Parent or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Company Benefit Plan required to file a Form 5500, the most recently prepared actuarial reports and financial statements, and all material correspondence to or from any Governmental Entity received in the past three (3) years addressing any matter involving actual or potential material liability relating to a Company Benefit Plan.

(c)               Each Company Benefit Plan has been established, funded, administered and maintained in compliance in all material respects with all applicable Laws, including ERISA and the Code.

(d)               There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of any Group Company, threatened against, or with respect to, any of the Company Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Company Benefit Plans.

(e)               All material contributions required to be made by the Company or any of its Subsidiaries to the Company Benefit Plans pursuant to their terms or applicable Law have been timely made or accrued or otherwise been adequately reserved to the extent required by, and in accordance with, GAAP.

(f)               Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the knowledge of any Group Company, nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any Company Benefit Plan or any Employee Benefit Plan sponsored, maintained or contributed to by a member of the Company’s Aggregated Group, none of the Company or any of its Subsidiaries, or, to the knowledge of any Group Company, any other Person or member of the Company’s Aggregated Group, has engaged in a transaction in connection with which the Company, its Subsidiaries or a member of the Company’s Aggregated Group reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. Each Group Company and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)               None of the Group Companies, any of their respective Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Company Benefit Plan is, a plan that is or was subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(h)               Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law, no Company Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits to any Person (the entire cost of which is paid by the Person).

(i)                 Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event, (i) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any Company Employee or other current or former director, officer, employee or independent contractor under any Company Benefit Plan, (ii) directly or indirectly cause the Company to transfer or set aside any material amount of assets to fund any benefits under any Company Benefit Plan, (iii) limit or restrict the right to materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Company Merger Effective Time, or (iv) result in any payment from the Company or any of its Subsidiaries (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations § 1.280G-1) of the Company or any of its Subsidiaries that would, individually or in combination with any other such payment from the Company or any of its Subsidiaries, reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j)                Neither the Company nor any Subsidiary of the Company has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k)               Each Company Benefit Plan or any other agreement, arrangement, or plan of the Company or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(l)                 No Company Benefit Plan is maintained outside the jurisdiction of the United States or covers any Company Employees who reside or work outside of the United States.

Section 4.11       Labor Matters.

(a)               No Group Company nor any of their respective Subsidiaries is or has been a party to or bound by any collective bargaining agreement or other agreement with, and no employee of any Group Company or any of their respective Subsidiaries is represented by, any labor union, works council, or other labor organization. There is no pending or, to the knowledge of any Group Company, threatened union representation petition involving employees of any Group Company or any of their respective Subsidiaries. No Group Company nor any of their respective Subsidiaries has knowledge of any activity of any labor organization or employee group to organize any such employees since the Applicable Date.

(b)               There is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement or any other Contract with any labor union, works council, or other labor organization or any other material labor-related Proceeding against any Group Company or any of their respective Subsidiaries pending, or, to the knowledge of any Group Company, threatened.

(c)               There is, and since the Applicable Date has been, no strike, material labor dispute, organized labor slowdown, concerted work stoppage or lockout pending, or, to the knowledge of any Group Company, threatened, against or involving any Group Company or any of their respective Subsidiaries.

(d)               Each Group Company and its respective Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws respecting employment, employment practices, terms and conditions of employment, wages and hours, worker classification, employment discrimination, non-retaliation, sexual harassment or discrimination, workers’ compensation, family and medical leave, immigration, recordkeeping and occupational safety and health requirements, and there are no Proceedings pending or, to the knowledge of each Group Company, threatened against any Group Company or any of their respective Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or individual classified as an independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied Contract of employment, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Applicable Date, no Group Company nor any of their respective Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to any Group Company or any of their Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12       Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)               All Tax Returns required to be filed by any Group Company or any of its Subsidiaries have been duly and timely filed (taking into account extensions of time for filing) and all such filed Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by any Group Company or any of its Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid. All withholding Tax requirements imposed on or with respect to payments by any Group Company or any of its Subsidiaries to employees, creditors, equityholders or other Persons have been satisfied, and each Group Company and each of their respective Subsidiaries have complied in all respects with all information reporting (and related withholding) and record retention requirements.

(b)               There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by any Group Company or any of its Subsidiaries (other than any extension or waiver entered into in the ordinary course of business).

(c)               There is no outstanding claim, assessment or deficiency against any Group Company or any of their respective Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been made in accordance with GAAP. There are no Proceedings pending or threatened in writing regarding any Taxes of any Group Company or any of their respective Subsidiaries or the assets of any Group Company or any of their respective Subsidiaries.

(d)               No Group Company nor any of their respective Subsidiaries is a party to any Tax allocation, sharing or indemnity Contract or arrangement (excluding (i) any Contract or arrangement solely between or among any Group Company and/or any of their respective Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax). No Group Company nor any of their respective Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is the Company) or has any liability for Taxes of any Person (other than any Group Company or any of their respective Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by reason of assumption, or by operation of Law.

(e)               No Group Company nor any of their respective Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(f)                No Group Company nor any of their respective Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(g)               No written claim has been made by any Taxing Authority in a jurisdiction where any Group Company or any of their respective Subsidiaries does not currently file a Tax Return that it is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(h)               There are no Encumbrances for Taxes on any of the assets of any Group Company or any of their respective Subsidiaries, except for Permitted Encumbrances with respect to Taxes described in clause (b) of the definition of Permitted Encumbrances.

(i)                 No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Taxing Authority within the three (3)-year period immediately preceding the date of this Agreement with respect to any Group Company or any of their respective Subsidiaries.

(j)                 No Group Company nor any of their respective Subsidiaries is a “U.S. shareholder” (within the meaning of Section 951(b) of the Code) of any foreign corporation which may be required to include in income any amounts under Section 951(a) or 951A(a) of the Code.

(k)               No Group Company nor any of their respective Subsidiaries has deferred any payroll Taxes pursuant to the CARES Act, an executive order or any similar provision of other applicable Law.

(l)                The Company is, and has been since formation, properly classified for U.S. federal income tax purposes as a corporation. CPR is, and has been since formation, properly classified for U.S. federal income tax purposes as a partnership.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 4.12, in Section 4.10 and in Section 4.26 are the sole and exclusive representations and warranties of each Group Company and its respective Subsidiaries with respect to Taxes.

Section 4.13       Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (i) Proceeding pending, or, to the knowledge of any Group Company, threatened against any Group Company or any of their respective Subsidiaries or any of their Oil and Gas Properties or (ii) judgment, decree, injunction, ruling, order, or writ of any Governmental Entity or arbitrator outstanding against any Group Company or any of their Subsidiaries. To the knowledge of any Group Company, as of the date hereof, no officer or director of any Group Company or any of its Subsidiaries is a defendant in any Proceeding in connection with his or her status as an officer or director of such Group Company or Subsidiary.

Section 4.14       Intellectual Property.

(a)               Each Group Company and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each Group Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               To the knowledge of any Group Company, the use of the Company Intellectual Property by each Group Company and its Subsidiaries in the operation of the business of each Group Company and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of each Group Company, no third party is infringing on the Company Intellectual Property, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)               Each Group Company and its Subsidiaries has taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each Group Company and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the IT Assets owned, used, or held for use by each Group Company or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of each Group Company and its Subsidiaries; (ii) have not malfunctioned or failed within the past three (3) years and (iii) to the knowledge of any Group Company, are free from any malicious code.

(e)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) each Group Company and its Subsidiaries has used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by each Group Company or its Subsidiaries, and (ii) to the knowledge of each Group Company, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by each Group Company or its Subsidiaries.

Section 4.15       Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of the Company’s Oil and Gas Properties, (a) each Group Company and its Subsidiaries has good, valid and defensible title to all material real property owned by such Group Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by any Group Company or any of their Subsidiaries (collectively, including the improvements thereon, the “Company Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which any Group Company or any of their respective Subsidiaries is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”) is in full force and effect and is valid and enforceable against such Group Company or such Subsidiary and, to the knowledge of any Group Company, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and no Group Company nor any of their respective Subsidiaries, or to the knowledge of any Group Company, any other party thereto, has received written notice of any default under any Company Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of any Group Company, threatened, condemnation or eminent domain Proceedings that affect any of such Group Company’s Oil and Gas Properties, Company Owned Real Property or Company Material Leased Real Property.

Section 4.16       Rights-of-Way. Each Group Company and its respective Subsidiaries has such Consents, easements, rights-of-way, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Group Company and its respective Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conducts their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines operated by any Group Company and their respective Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by any Group Company, and there are no gaps (including any gap arising as a result of any breach by any Group Company or any of their Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.17       Oil and Gas Matters.

(a)               Except as would not reasonably be expected to have a Company Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Netherland, Sewell & Associates, Inc. (in such capacity, the “Company Independent Petroleum Engineers”) relating to each Group Company’s interests referred to therein as of December 31, 2020 (the “Company Reserve Report”) or (ii) reflected in the Company Reserve Report (but subject to clause (3) below) as having been sold or otherwise disposed of (other than sales or dispositions after the date hereof in accordance with Section 7.1(b)(v)), each Group Company and its Subsidiaries has good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report and in each case as attributable to interests owned by each Group Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that any Group Company’s or one and/or more of their respective Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles any Group Company (and/or one or more of their respective Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which any Group Company and/or their respective Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries; in each case, to the extent occurring after the date of the Company Reserve Report), (2) obligates any Group Company (and/or one or more of their respective Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Report for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Company Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties), (3) with respect to all Oil and Gas Leases in a Subject Area (whether or not such Oil and Gas Leases are covered by, or form the basis for the reserves reflected in, the Company Reserve Report), entitles the Group Company and/or their respective Subsidiaries to not less than a number of net acres, in the aggregate, set forth on Exhibit C for such Subject Area and (4) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)               Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied by any Group Company to the Company Independent Petroleum Engineers relating to the any Group Company’s interests referred to in the Company Reserve Report, by or on behalf of each Group Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of each Group Company and its Subsidiaries in connection with the preparation of the Company Reserve Report was, as of the time provided (or modified or amended prior to the issuance of the Company Reserve Reports), accurate in all respects. To any Group Company’s knowledge, any assumptions or estimates provided by each Group Company’s Subsidiaries to the Company Independent Petroleum Engineers in connection with its preparation of the Company Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to any Group Company at the time such assumptions or estimates were made. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of each Group Company set forth in the Company Reserve Report are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of each Group Company and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)               Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by any Group Company or any of their respective Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by any Group Company or their respective Subsidiaries in accordance with applicable Law) and (iii) no Group Company or any of their respective Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by any Group Company or any of their respective Subsidiaries. To any Group Company’s knowledge, Schedule 4.17(c) of the Company Disclosure Letter sets forth all the material Oil and Gas Leases where the primary term thereof is scheduled to expire by the express terms of such Oil and Gas Lease (in whole or in part) at any time in the twelve (12)-month period immediately following the date of this Agreement.

(d)               Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of each Group Company and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by either Company, any of their respective Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)               All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of each Group Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of any Group Company or their respective Subsidiaries that were drilled and completed by any Group Company or their respective Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable Contracts entered into by any Group Company or any of their respective Subsidiaries related to such Wells and such other wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such Wells and such other wells that were drilled and completed (and plugged and abandoned, if applicable) by any Group Company or their respective Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), Contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)                Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Oil and Gas Properties operated by any Group Company or their respective Subsidiaries (and, to the knowledge of any Group Company, all Oil and Gas Properties owned or held by such Group Company or any of its Subsidiaries and operated by a third party) have been operated as a reasonably prudent operator in accordance with its past practices.

(g)               Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Oil and Gas Properties of any Group Company or any of their respective Subsidiaries is subject to any preferential purchase, tag-along, right of first refusal, consent or similar right that would become operative as a result of the entry into (or the consummation of) the Transactions.

(h)               Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Group Company nor any of their respective Subsidiaries has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to such Group Company and its Subsidiaries, taken as a whole and is not reflected in the Company Reserve Reports.

(i)                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and to the knowledge of any Group Company as of the date of this Agreement, Schedule 4.17(i) of the Company Disclosure Letter lists, as of December 31, 2020, all transportation, plant, production and other imbalances and overlifts with respect to Hydrocarbon production from the Oil and Gas Properties of each Group Company and its Subsidiaries.

(j)                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to Oil and Gas Properties operated by each Group Company and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

(k)               As of the date of this Agreement, there are no authorizations for expenditure or other commitments to make capital expenditures (or series of related authorizations for expenditure or commitments) binding on any Group Company or any of their respective Subsidiaries with respect to its or their respective Oil and Gas Properties that any Group Company reasonably anticipates will individually or in the aggregate require expenditures after the Company Merger Effective Time of greater than $1,000,000.

Section 4.18       Environmental Matters.

(a)               Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)             each Group Company and its Subsidiaries and their respective operations and assets are, and since the Applicable Date have been, in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Company Permits required under Environmental Law for their respective operations and occupancy of any real property;

(ii)           each Group Company and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to the Company’s knowledge, threatened Proceedings under Environmental Laws;

(iii)           there has been no exposure of any Person to, nor Release of Hazardous Materials at any property currently owned or operated (or to any Group Company’s knowledge, formerly owned or operated) by any Group Company or any of their Subsidiaries, in each case, which has resulted in liability to any Group Company or any of their Subsidiaries under Environmental Laws, and, since the Applicable Date, no Group Company nor any of their respective Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently owned or operated by any Group Company, by or in connection with any Group Company’s operations, or at or from any offsite location where Hazardous Materials from any Group Company’s or their respective Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved; and

(iv)          except for customary indemnities in standard service agreements, no Group Company nor any of their respective Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Law.

(b)               Each Group Company has made available to Parent all environmental investigations, studies, audits, or other analyses conducted during the past four (4) years by or on behalf of each Group Company that are in the possession or reasonable control of any Group Company or their Subsidiaries addressing material or potentially material environmental liabilities of any Group Company or their respective Subsidiaries, including with respect to any of their operations or any property owned, operated or otherwise used by any of them.

Section 4.19       Material Contracts.

(a)               Schedule 4.19 of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of the following Contracts to which any Group Company or any of their respective Subsidiaries is a party or to which any of the assets and properties of any Group Company or their respective Subsidiaries are bound:

(i)            each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii)           each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which any Group Company reasonably expects that such Group Company and its Subsidiaries will make annual payments in excess of $250,000 or aggregate payments in excess of $1,000,000;

(iii)           each Contract (A) for Indebtedness or the deferred purchase price of property by any Group Company or any of their respective Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) or (B) that creates a capitalized lease obligation, except, in the cases of clauses (A) and (B) with an aggregate principal amount not in excess of $200,000, and other than agreements solely between or among any Group Company and any of their respective Subsidiaries;

(iv)          each Contract to which any Group Company or any of their respective Subsidiaries is a party that (A) restricts the ability of any Group Company or any of their respective Subsidiaries to compete in any business or with any Person in any geographical area, (B) requires any Group Company or any of their respective Subsidiaries to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements and provisions that are not material to each Group Company and its Subsidiaries;

(v)           any Contract providing for the purchase or sale by any Group Company or any of their respective Subsidiaries of Hydrocarbons that (A) has a remaining term of greater than sixty (60) days and does not allow such Group Company or such Subsidiary to terminate it without penalty on sixty (60) days’ notice or less, (B) contains a minimum throughput commitment, minimum volume commitment, “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time or (C) contains acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead that, in each case, cover, guaranty, dedicate or commit (I) more than 1,000 net acres or (II) volumes in excess of 10,000 MMcf of gas or 2,000 boe of liquid Hydrocarbons on a monthly basis (calculated on a yearly average basis);

(vi)          any acquisition or divestiture Contract that contains “earn out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of any Group Company set forth in the Company Reserve Report), that would reasonably be expected to result in annual payments in excess of $100,000;

(vii)         each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $100,000 in any calendar year or aggregate payments in excess of $1,000,000 over the life of the Contract that are not terminable without penalty or other liability to any Group Company or their respective Subsidiaries (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days, other than Contracts related to drilling rigs;

(viii)        each Contract that could require the disposition of any material assets or line of business of any Group Company or their respective Subsidiaries (or, after the Company Merger Effective Time, Parent or its Subsidiaries);

(ix)          each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of any Group Company or their respective Subsidiaries (including any Oil and Gas Properties), taken as a whole, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(x)            each ISDA Master Agreement for any Derivative Transaction;

(xi)           each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of any Group Company or their respective Subsidiaries;

(xii)          each collective bargaining agreement or other Contract with any labor union, works council, or other labor organization to which any Group Company or any of their respective Subsidiaries is a party or is subject;

(xiii)        each contract or agreement that is for the employment or engagement of any Person (A) with annual compensation in excess of $250,000, (B) which provides any change of control, transaction bonus, retention or similar payments to such Person or (C) that cannot be terminated within eighteen (18) months of the Closing Date;

(xiv)         each Contract relating to a Company Related Party Transaction; and

(xv)          each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar Contract requiring any Group Company or any of their respective Subsidiaries to make expenditures from and after January 1, 2021 that either (A) would reasonably be expected to be in excess of $1,000,000 in the aggregate, (B) is material to the operation of either Group Company and their respective Subsidiaries, taken as a whole, or (C) contains an area any mutual interest or any “tag along” or “drag along” (or similar rights) allowing a third party, or requiring any Group Company or any of their respective Subsidiaries, to participate in any future transactions with respect to any assets or properties of each Group Company and its Subsidiaries, in each case, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases.

(b)               Collectively, the Contracts that are required to be set forth in Section 4.19(a) are herein referred to as the “Company Contracts.” A complete and correct copy of each of the Company Contracts has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on each Group Company and each of their respective Subsidiaries that is a party thereto and, to the knowledge of any Group Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Group Company nor any of their respective Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of any Group Company, is any other party to any such Company Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by any Group Company or their respective Subsidiaries, or, to the knowledge of any Group Company, any other party thereto. There are no disputes pending or, to the knowledge of any Group Company, threatened with respect to any Company Contract and no Group Company nor any of their respective Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the knowledge of any Group Company, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.20       Insurance. Set forth on Schedule 4.20 of the Company Disclosure Letter is a true, correct and complete list of all material insurance policies held by any Group Company or any of their respective Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Material Company Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Company Insurance Policy has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date, and no Group Company nor any of their respective Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.

Section 4.21       Derivative Transactions and Hedging. Schedule 4.21 of the Company Disclosure Letter contains a complete and correct list of all outstanding Derivative Transactions (including each outstanding Hydrocarbon or financial hedging position attributable to the Hydrocarbon production of each Group Company or any of its Subsidiaries) entered into by any Group Company or any of their Subsidiaries or for the account of any of their respective customers as of the date hereof pursuant to which such party has outstanding rights or obligations. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by each Group Company and its Subsidiaries. Each Group Company and its Subsidiaries has duly performed in all material respects all of its respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of any Group Company, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

Section 4.22       Brokers. Except as set forth on Schedule 4.22 of the Company Disclosure Letter, no broker, investment banker, advisor, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Group Company.

Section 4.23       Related Party Transactions. Schedule 4.23 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of any transaction or arrangement involving in excess of $120,000 under which any (a) present or former executive officer or director of any Group Company or any of their respective Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of any Group Company or any of their respective Subsidiaries whose status as a 5% holder is known to any Group Company as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (but only, with respect to the Persons in clause (b), to the knowledge of any Group Company) is a party to any actual or proposed loan, lease or other Contract with or binding upon any Group Company or any of their respective Subsidiaries or any of their respective properties or assets or has any interest in any property owned by any Group Company or any of their respective Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b) or (c) in connection with the operation of the business of any Group Company or any of their respective Subsidiaries (each of the foregoing, a “Company Related Party Transaction”).

Section 4.24       Regulatory Matters.

(a)               No Group Company is (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)               No Group Company nor any of its respective Subsidiaries owns, holds, or operates any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid or other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (i) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, Natural Gas Policy Act of 1978, or the Interstate Commerce Act, in each case as amended, or (ii) rate regulation or comprehensive nondiscriminatory access regulation by any other federal agency or under the Laws of any state or other local jurisdiction.

Section 4.25       Takeover Laws. Assuming the accuracy of the representations and warranties set forth in Section 5.25, the approval of the Company Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions the restrictions of any Takeover Law (including Section 203 of the DGCL) or any anti-takeover provision in each Group Company’s Organizational Documents that is applicable to such Group Company, its equity interests (including the shares of Company Capital Stock, the LP Interests and the General Partner Interest, as applicable), this Agreement or the Transactions.

Section 4.26       Tax Treatment. As of the date hereof, after reasonable diligence, no Group Company nor any of their respective Subsidiaries is aware of the existence of any fact that could reasonably be expected to prevent the Integrated Mergers, taken together, from qualifying for the Reorganization Treatment. No Group Company nor any of their respective Subsidiaries has taken or agreed to take any action that could reasonably be expected to prevent the Integrated Mergers, taken together, from qualifying for the Reorganization Treatment.

Section 4.27       Company Credit Facility Amendment. The Company Facility Agreement Amendment has become effective or will become effective upon the execution and delivery of this Agreement, and the Company has made available to the Parent a true and complete copy thereof.

Section 4.28       No Additional Representations.

(a)               Except for the representations and warranties made in this Article IV or in the Company Stockholder Consent, no Group Company nor any other Person makes any express or implied representation or warranty with respect to any Group Company or any of their respective Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and each Group Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, no Group Company nor any other Person makes or has made any representation or warranty to the Parent Parties or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to any Group Company or any of their respective Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by each Group Company in this Article IV, any oral or written information presented to the Parent Parties or any of their respective Affiliates or Representatives in the course of their due diligence investigation of each Group Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.28 shall limit the Parent Parties’ remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by each Company in this Article IV.

(b)               Notwithstanding anything contained in this Agreement to the contrary, each Group Company acknowledges and agrees that none of the Parent Parties or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including Merger Sub 1 and Merger Sub 2) whatsoever, express or implied, beyond those expressly given by the Parent Parties in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to any Group Company, or any of its Representatives and that each Group Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, each Group Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to any Group Company or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Mergers or the other Transactions) and that each Group Company has not relied on any such other representation or warranty not set forth in this Agreement.

Article V
REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Parent Parties to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and available on Edgar since January 1, 2019 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), the Parent Parties jointly and severally represent and warrant to the Company and CPR as follows:

Section 5.1           Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Parent’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or its properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of the Parent Parties has heretofore made available to the Company complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of Parent, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither Parent nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 5.2           Capital Structure.

(a)               As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 225,000,000 shares of Parent Common Stock and (ii) 25,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on the Measurement Date: (A) 31,609,797 shares of Parent Common Stock were issued and outstanding and no shares of Parent Preferred Stock were issued and outstanding; (B) awards with respect to the shares of Parent Common Stock that are outstanding include 472,667 shares of Parent Common Stock underlying the Parent RSUs, 249,846 shares of Parent Common Stock underlying the Parent PSUs at target performance levels and 61,502 shares of Parent Common Stock underlying options granted pursuant to the Parent’s 2017 Long-Term Incentive Plan, as amended from time to time (the “Parent Equity Plan”); and (C) 42,000 shares of Parent Series A Junior Participating Preferred Stock were reserved for issuance upon exercise of Parent rights.

(b)               All outstanding shares of Parent Capital Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. All outstanding shares of Parent Capital Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts (including the Parent Equity Plan). The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable Contracts. As of the close of business on the Measurement Date, except as set forth in this Section 5.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock of Parent or securities convertible into or exchangeable or exercisable for capital stock of Parent (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly owned Subsidiary of Parent, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 5.2, and except for changes since the Measurement Date resulting from the exercise of stock options outstanding at such date (and the issuance of shares of Parent Common Stock thereunder, which were reserved for issuance as set forth in Section 5.2(a)), or stock grants or other awards granted in accordance with Section 7.2(b)(ii), there are outstanding: (1) no shares of Parent Capital Stock, Voting Debt or other voting securities of Parent; (2) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of Parent Capital Stock, Voting Debt or other voting securities of Parent, and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Parent Capital Stock or any Voting Debt or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Parent or any of its Subsidiaries. No Subsidiary of Parent owns any shares of Parent Common Stock or any other shares of Parent Capital Stock. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has any (x) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (y) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 5.2(b) of the Parent Disclosure Letter. As of the date of this Agreement, the authorized capital stock of Merger Sub 1 consists of 1,000 shares of common stock, par value $0.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Parent. As of the date of this Agreement, Merger Sub 2 has 1,000 units representing limited liability company interests issued and outstanding, all of which units are owned by Parent.

(c)               All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Parent are owned by Parent, directly or indirectly, all such shares or equity ownership interests are set forth on Schedule 5.2(c) of the Parent Disclosure Letter, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

Section 5.3           Authority; No Violations; Consents and Approvals.

(a)               Each of the Parent Parties has all requisite corporate or limited liability company, as applicable, power and authority to execute and deliver this Agreement and the Parent/Eagle Merger Agreement and, subject to the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware in connection with the Parent/Eagle Merger, to perform its obligations hereunder. The execution and delivery of the Parent/Eagle Merger Agreement by Parent and Raptor Eagle Merger Sub, and the transactions contemplated thereby, including the Parent/Eagle Merger, have been duly authorized by all necessary corporate action on the part of each of Parent (subject to obtaining Parent/Eagle Merger Parent Stockholder Approval) and Raptor Eagle Merger Sub, and the filing of the Certificate of Merger with respect to the Parent/Eagle Merger with the Office of the Secretary of State of the State of Delaware. The execution and delivery of this Agreement by the Parent Parties and the consummation by the Parent Parties of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent (subject to obtaining Parent Stockholder Approval) and Merger Sub 1 (other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub 1) and all limited liability company action on the part of Merger Sub 2, which shall occur promptly after the execution and delivery of this Agreement, and the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware. This Agreement and the Parent/Eagle Merger Agreement have each been duly executed and delivered by each of the Parent Parties, or Parent and Raptor Eagle Merger Sub, as applicable, and assuming the due and valid execution of (y) this Agreement by the other Parties hereto and (z) the Parent/Eagle Merger Agreement by Eagle, constitutes a valid and binding obligation of each of the Parent Parties and Raptor Eagle Merger Sub enforceable against of the Parent Parties and Raptor Eagle Merger Sub, as applicable, in accordance with its terms, subject, as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Parent Stock Issuance, are fair to, and in the best interests of, Parent and the holders of Parent Capital Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance (such recommendation described in clause (iii), the “Parent Board Recommendation”). The Merger Sub 1 Board, at a meeting duly called and held, has by unanimous vote (A) determined that this Agreement and the Transactions, including the Company Merger and the Company LLC Sub Merger, are fair to, and in the best interests of, Merger Sub 1, and Parent, as the sole stockholder of Merger Sub 1, and (B) approved and declared advisable this Agreement and the Transactions, including the Company Merger and the Company LLC Sub Merger. Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub 1, will immediately after the execution and delivery of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub 1. The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent Capital Stock necessary to approve the Parent Stock Issuance. Parent, as the sole member of Merger Sub 2, has (A) determined that this Agreement and the Transactions, including the Company Merger and the Company LLC Sub Merger, are fair to, and in the best interests of, Merger Sub 2, and Parent, as the sole member of Merger Sub 2, and (B) approved and declared advisable this Agreement and the Transactions, including the Company Merger and the Company LLC Sub Merger.

(b)               The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of either Parent (assuming that the Parent Stockholder Approval is obtained), any of its Subsidiaries, or Merger Sub 1 or Merger Sub 2, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which the Parent Parties or any of their respective Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made and the Parent Stockholder Approval has been obtained, contravene, conflict with or result in a breach or violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4           Consents. No Consent from any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Parent Parties or the consummation by the Parent Parties of the Transactions (as applicable), except for: (a) pursuant to Section 2.2; (b) the filing of a premerger notification report by Parent under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto; (c) the filing with the SEC of (i) the Joint Proxy Statement in preliminary and definitive form relating to the meeting of the stockholders of Parent to be held for the purposes of obtaining the Parent Stockholder Approval (including any postponement, adjournment or recess thereof, the “Parent Stockholders Meeting”) and the Eagle Stockholders Meeting and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (d) the filing of the Certificates of Merger with the Office of the Secretary of State of the State of Delaware; (e) filings with the NYSE; (f) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (g) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5           SEC Documents; Financial Statements.

(a)               Since the Applicable Date, Parent has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, schedules, statements and documents, collectively, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)               The financial statements of Parent included in the Parent SEC Documents, including all notes and schedules thereto, complied, or, in the case of Parent SEC Documents filed after the date of this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of Parent SEC Documents filed after the date of this Agreement, will be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.

(c)               Parent has established and maintains a system of internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and further designed and maintained to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) utilized by Parent or its Subsidiaries, (ii) is not, and since January 1, 2020 there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls, and (iii) is not, and since January 1, 2020 there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Parent (as defined in Rule 3b-7 under the Exchange Act) or director of Parent or any of its Subsidiaries. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to Parent SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

Section 5.6           Absence of Certain Changes or Events.

(a)               Since December 31, 2020, there has not been any Parent Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b)               From December 31, 2020 through the date of this Agreement:

(i)            Parent and its Subsidiaries have conducted their business in the ordinary course of business in all material respects;

(ii)           there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Parent or any of its Subsidiaries, including the Oil and Gas Properties of Parent and its Subsidiaries, whether or not covered by insurance; and

(iii)          neither Parent nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Section 7.2(b)(i), (v), (vi), (vii), (viii), (xiv), (xvi), (xix) or (xx) (solely as it relates to the foregoing Section 7.2(b)(i), (v), (vi), (vii), (viii), (xiv), (xvi), (xix) or (xx)).

Section 5.7           No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Parent dated as of December 31, 2020 (including the notes thereto) contained in Parent’s Annual Report on Form 10-K for the twelve (12) months ended December 31, 2020; (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP; (c) liabilities incurred in the ordinary course of business subsequent to December 31, 2020; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as permitted under Section 7.2(b)(xi); and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8           Information Supplied.

(a)               None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement, will, at the date it is first mailed to stockholders of the Parent and to stockholders of Eagle and at the time of the Parent Stockholders Meeting and the Eagle Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 4.8, the Joint Proxy Statement and the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder; provided, however, that no representation is made by the Parent Parties or Eagle with respect to statements made therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

Section 5.9           Parent Permits; Compliance with Applicable Law.

(a)               Parent and its Subsidiaries hold and at all times since the Applicable Date held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Parent Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)               The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)               In the last five years, neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any of their respective directors, officers, employees nor any other Person acting on behalf of the Parent or any of its Subsidiaries has: (i) been a Sanctioned Person or organized, resident or located in a Sanctioned Country, (ii) engaged in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, (iii) made any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Person in violation Anti-Corruption Laws, or (iv) otherwise violated Trade Controls or Anti-Corruption Laws.

(d)               In the last five years, neither Parent nor any of its Subsidiaries has received from any Governmental Entity or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Entity; or conducted any internal investigation or audit, in each case concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws.

Section 5.10       Compensation; Benefits.

(a)               Set forth on Schedule 5.10(a) of the Parent Disclosure Letter is a list, as of the date hereof, of all of the material Parent Benefit Plans.

(b)               True, correct and complete copies (or a description if such plan is not written) of each of the material Parent Benefit Plans and related trust documents and favorable determination letters, if applicable, have been furnished or made available to Parent or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Parent Benefit Plan required to file a Form 5500, the most recently prepared actuarial reports and financial statements, and all material correspondence to or from any Governmental Entity received in the past three (3) years addressing any matter involving actual or potential material liability relating to a Parent Benefit Plan.

(c)               Each Parent Benefit Plan has been established, funded, administered and maintained in compliance in all material respects with all applicable Laws, including ERISA and the Code.

(d)               There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Parent, threatened against, or with respect to, any of the Parent Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Parent Benefit Plans.

(e)               All material contributions required to be made by Parent or any of its Subsidiaries to the Parent Benefit Plans pursuant to their terms or applicable Law have been timely made or accrued or otherwise been adequately reserved to the extent required by, and in accordance with, GAAP.

(f)               Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the knowledge of Parent, nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Parent Benefit Plan. With respect to any Parent Benefit Plan or an Employee Benefit Plan sponsored, maintained or contributed to by a member of the Parent’s Aggregated Group, none of Parent or any of its Subsidiaries, or, to the knowledge of Parent, any other Person or member of the Parent’s Aggregated Group, has engaged in a transaction in connection with which Parent, its Subsidiaries or a member of the Parent’s Aggregated Group reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. Parent and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)                None of Parent, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Parent Benefit Plan is, a plan that is or was subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(h)                Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law, no Parent Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits to any Person (the entire cost of which is paid by such Person).

(i)               Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event, (i) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any employee of Parent or any Subsidiary thereof or other current or former director, officer, employee or independent contractor under any Parent Benefit Plan, (ii) directly or indirectly cause Parent to transfer or set aside any material amount of assets to fund any material benefits under any Parent Benefit Plan or (iii) limit or restrict the right to materially amend, terminate or transfer the assets of any Parent Benefit Plan on or following the Company Merger Effective Time.

(j)               Neither Parent nor any Subsidiary of Parent has any obligation to provide, and no Parent Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(k)               Each Parent Benefit Plan or any other agreement, arrangement, or plan of Parent or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(l)                 No Parent Benefit Plan is maintained outside the jurisdiction of the United States.

Section 5.11       Labor Matters.

(a)               Neither Parent nor any of its Subsidiaries is or has been a party to or bound by any collective bargaining agreement or other agreement with, and no employee of Parent or any of its Subsidiaries is represented by, any labor union, works council, or other labor organization. There is no pending or, to the knowledge of Parent, threatened union representation petition involving employees of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has knowledge of any activity of any labor organization or employee group to organize any such employees since the Applicable Date.

(b)               There is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement or any other agreement with any labor union, works council, or other labor organization or any other material labor-related Proceeding against Parent or any of its Subsidiaries pending, or, to the knowledge of Parent, threatened.

(c)                 There is, and since the Applicable Date has been, no strike, material labor dispute, organized labor slowdown, concerted work stoppage or lockout pending, or, to the knowledge of Parent, threatened, against or involving Parent or any of its Subsidiaries.

(d)              Parent and its Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws respecting employment, employment practices, terms and conditions of employment, wages and hours, worker classification, employment discrimination, non-retaliation, sexual harassment or discrimination, workers’ compensation, immigration, recordkeeping, family and medical leave and occupational safety and health requirements, and there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or individual classified as an independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied Contract of employment, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the Applicable Date, neither Parent nor any of its Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Parent or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.12       Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)               All Tax Returns required to be filed by Parent or any of its Subsidiaries have been duly and timely filed (taking into account extensions of time for filing) and all such filed Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by Parent or any of its Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid. All withholding Tax requirements imposed on or with respect to payments by Parent or any of its Subsidiaries to employees, creditors, equityholders or other Persons have been satisfied, and Parent and its Subsidiaries have complied in all respects with all information reporting (and related withholding) and record retention requirements.

(b)               There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Parent or any of its Subsidiaries (other than any extension or waiver entered into in the ordinary course of business).

(c)               There is no outstanding claim, assessment or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been made in accordance with GAAP. There are no Proceedings pending or threatened in writing regarding any Taxes of Parent or any of its Subsidiaries or the assets of Parent or any of its Subsidiaries.

(d)                Neither Parent nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity Contract or arrangement (excluding (i) any Contract or arrangement solely between or among Parent and/or any of its Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax). Neither Parent nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is Parent) or has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by reason of assumption, or by operation of Law.

(e)               Neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(f)               Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(g)                 No written claim has been made by any Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(h)               There are no Encumbrances for Taxes on any of the assets of Parent or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes described in clause (b) of the definition of Permitted Encumbrances.

(i)                 No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Taxing Authority within the three (3)-year period immediately preceding the date of this Agreement with respect to Parent or any of its Subsidiaries.

(j)            Neither Parent nor any of its Subsidiaries is a “U.S. shareholder” (within the meaning of Section 951(b) of the Code) of any foreign corporation which may be required to include in income any amounts under Section 951(a) or 951A(a) of the Code.

(k)              Neither the Parent nor any of its Subsidiaries has deferred any payroll Taxes pursuant to the CARES Act, an executive order or any similar provision of other applicable Law.

(l)             Each of Parent and Merger Sub 1 is, and has been since formation, properly classified for U.S. federal income tax purposes as a corporation.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 5.12, in Section 5.10 and in Section 5.27 are the sole and exclusive representations and warranties of Parent and its Subsidiaries with respect to Taxes.

Section 5.13       Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their Oil and Gas Properties or (b) judgment, decree, injunction, ruling, order, or writ of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries. To the knowledge of Parent, as of the date hereof, no officer or director of Parent is a defendant in any Proceeding in connection with his or her status as an officer or director of Parent.

Section 5.14       Intellectual Property.

(a)               Parent and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)              To the knowledge of Parent, the use of Parent Intellectual Property by Parent and its Subsidiaries in the operation of the business of each of Parent and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, no third party is infringing on the Parent Intellectual Property, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)               Parent and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of Parent and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the IT Assets owned, used, or held for use by Parent or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of Parent and its Subsidiaries, (ii) have not malfunctioned or failed within the past three (3) years and (iii) to the knowledge of Parent, are free from any malicious code.

(e)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (i) Parent and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by Parent or its Subsidiaries; and (ii) to the knowledge of Parent, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by Parent or its Subsidiaries

Section 5.15       Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of Parent’s Oil and Gas Properties, (a) Parent and its Subsidiaries have good, valid and defensible title to all material real property owned by Parent or any of its Subsidiaries (collectively, the “Parent Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any Subsidiary of Parent (collectively, including the improvements thereon, the “Parent Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which Parent or any Subsidiary of Parent is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Parent Material Leased Real Property (each, a “Parent Material Real Property Lease”) is in full force and effect and is valid and enforceable against Parent or such Subsidiary and, to the knowledge of Parent, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, has received written notice of any default under any Parent Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of Parent, threatened, condemnation or eminent domain Proceedings that affect any of Parent’s Oil and Gas Properties, Parent Owned Real Property or Parent Material Leased Real Property.

Section 5.16       Rights-of-Way. Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by Parent, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.17       Oil and Gas Matters.

(a)              Except as would not reasonably be expected to have a Parent Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Netherland, Sewell & Associates, Inc. (the “Parent Independent Petroleum Engineers”) relating to Parent interests referred to therein as of December 31, 2020 (the “Parent Reserve Report”) or (ii) reflected in the Parent Reserve Report or in the Parent SEC Documents as having been sold or otherwise disposed of (other than sales or dispositions after the date hereof in accordance with Section 7.2(b)(v)), Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report and in each case as attributable to interests owned by Parent and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one and/or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles Parent (and/or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties, (other than decreases in connection with operations in which the Parent and/or its Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries; in each case, to the extent occurring after the date of the Parent Reserve Report) (2) obligates Parent (and/or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Parent Reserve Report for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Parent Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)               Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied by Parent to the Parent Independent Petroleum Engineers relating to Parent interests referred to in the Parent Reserve Report, by or on behalf of Parent and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report was, as of the time provided (or modified or amended prior to the issuance of the Company Reserve Reports), accurate in all respects. To Parent’s knowledge, any assumptions or estimates provided by any of Parent’s Subsidiaries to the Parent Independent Petroleum Engineers in connection with its preparation of the Parent Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to Parent at the time such assumptions or estimates were made. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report are derived from reports that have been prepared by the Parent Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)              Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by Parent or its Subsidiaries in accordance with applicable Law) and (iii) none of Parent or any of its Subsidiaries (and, to Parent’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Parent or any of its Subsidiaries. To the Parent’s knowledge, Schedule 5.17(c) of the Parent Disclosure Letter sets forth all the material Oil and Gas Leases where the primary term thereof is scheduled to expire by the express terms of such Oil and Gas Lease at any time in the twelve (12)-month period immediately following the date of this Agreement.

(d)               Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Parent and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by Parent, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)               All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Parent and its Subsidiaries or otherwise associated with an Oil and Gas Property of Parent or its Subsidiaries that were drilled and completed by Parent or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable Contracts entered into by Parent or any of its Subsidiaries related to such Wells and such other wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such Wells and such other wells that were drilled and completed (and plugged and abandoned, if applicable) by Parent or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), Contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f)                Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Oil and Gas Properties operated by Parent or its Subsidiaries (and, to the knowledge of Parent, all Oil and Gas Properties owned or held by Parent or any of its Subsidiaries and operated by a third party) have been operated as a reasonably prudent operator in accordance with its past practices.

(g)               Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the Oil and Gas Properties of Parent or its Subsidiaries is subject to any preferential purchase, tag-along, right of first refusal, consent or similar right that would become operative as a result of the entry into (or the consummation of) the Transactions.

(h)                 Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to Parent and its Subsidiaries, taken as a whole and is not reflected in the Parent Reserve Reports.

(i)               Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and to the knowledge of Parent as of the date of this Agreement, Schedule 5.17(i) of the Parent Disclosure Letter lists, as of December 31, 2020, all transportation, plant, production and other imbalances and overlifts with respect to Hydrocarbon production from the Oil and Gas Properties of Parent and its Subsidiaries.

(j)                 Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to Oil and Gas Properties operated by Parent and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

(k)               As of the date of this Agreement, there are no authorizations for expenditure or other commitments to make capital expenditures (or series of related authorizations for expenditure or commitments) binding on Parent or any of its Subsidiaries with respect to its or their respective Oil and Gas Properties that Parent reasonably anticipates will individually or in the aggregate require expenditures after the Company Merger Effective Time of greater than $1,000,000.

Section 5.18       Environmental Matters.

(a)               Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i)             Parent and its Subsidiaries and their respective operations and assets are, and since the Applicable Date have been, in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Parent Permits required under Environmental Laws for their respective operations and occupancy of any real property;

(ii)            Parent and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to Parent’s knowledge, threatened Proceedings under Environmental Laws;

(iii)            there has been no exposure of any Person to, nor Release of Hazardous Materials at any property currently owned or operated (or to Parent’s knowledge, formerly owned or operated) by Parent or any of its Subsidiaries, in each case, which has resulted in liability to Parent or its Subsidiaries under Environmental Law, and, since the Applicable Date, neither Parent nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently owned or operated by Parent, by or in connection with Parent’s operations, or at or from any offsite location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved; and

(iv)         except for customary indemnities in standard service agreements, neither Parent nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Law.

(b)               Parent has made available to the Company all environmental investigations, studies, audits, or other analyses conducted during the past four (4) years by or on behalf of Parent or that are in the possession or reasonable control of Parent or its Subsidiaries addressing material or potentially material environmental liabilities of Parent or its Subsidiaries, including with respect to any of their operations or any property owned, operated or otherwise used by any of them.

Section 5.19       Material Contracts.

(a)               Schedule 5.19 of the Parent Disclosure Letter, together with the lists of exhibits contained in the Parent SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of the following Contracts to which Parent or any of its Subsidiaries is a party or to which any of the assets and properties of Parent or its Subsidiaries are bound:

(i)                 each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii)              each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which Parent reasonably expects that Parent and its Subsidiaries will make annual payments in excess of $250,000 or aggregate payments in excess of $1,000,000;

(iii)           each Contract (A) for Indebtedness or the deferred purchase price of property by Parent or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) or (B) that creates a capitalized lease obligation, except, in the cases of clauses (A) and (B) with an aggregate principal amount not in excess of $200,000, and other than agreements solely between or among Parent and its Subsidiaries;

(iv)             each Contract to which Parent or any Subsidiary of Parent is a party that (A) restricts the ability of Parent or any Subsidiary of Parent to compete in any business or with any Person in any geographical area, (B) requires Parent or any Subsidiary of Parent to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements and provisions that are not material to Parent and its Subsidiaries;

(v)               any Contract providing for the purchase or sale by Parent or any of its Subsidiary of Hydrocarbons that (A) has a remaining term of greater than sixty (60) days and does not allow the Company or such Subsidiary to terminate it without penalty on sixty (60) days’ notice or less, (B) contains a minimum throughput commitment, minimum volume commitment, “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time or (C) contains acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead that, in each case, cover, guaranty, dedicate or commit (I) more than 1,000 net acres or (II) volumes in excess of 10,000 MMcf of gas or 2,000 boe of liquid Hydrocarbons on a monthly basis (calculated on a yearly average basis);

(vi)             any acquisition or divestiture Contract that contains “earn out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of Parent set forth in the Parent Reserve Report), that would reasonably be expected to result in annual payments in excess of $100,000;

(vii)           each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $100,000 in any calendar year or aggregate payments in excess of $1,000,000 over the life of the Contract that are not terminable without penalty or other liability to Parent (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days, other than Contracts related to drilling rigs;

(viii)           each Contract that could require the disposition of any material assets or line of business of Parent or its Subsidiaries;

(ix)             each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of Parent or its Subsidiaries (including any Oil and Gas Properties), taken as a whole, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(x)          each ISDA Master Agreement for any Derivative Transaction;

(xi)        each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Parent;

(xii)        each collective bargaining agreement or other Contract with any labor union, works council, or other labor organization to which Parent or any of its Subsidiaries is a party or is subject;

(xiii)        each Contract relating to a Parent Related Party Transaction; and

(xiv)        each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar Contract requiring Parent or any of its Subsidiaries to make expenditures from and after January 1, 2021 that either (A) would reasonably be expected to be in excess of $1,000,000 in the aggregate, (B) is material to the operation of Parent and its Subsidiaries, taken as a whole, or (C) contains an area of mutual interest or any “tag along” or “drag along” (or similar rights) allowing a third party, or requiring Parent or any of its Subsidiaries, to participate in any future transactions with respect to any assets or properties of Parent and its Subsidiaries, in each case, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases.

(b)               Collectively, the Contracts that are required to be set forth in Section 5.19(a) are herein referred to as the “Parent Contracts.” A complete and correct copy of each of the Parent Contracts has been made available to the Company. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or its Subsidiaries, or, to the knowledge of Parent, any other party thereto. There are no disputes pending or, to the knowledge of Parent, threatened with respect to any Parent Contract and neither Parent nor any of its Subsidiaries has received any written notice of the intention of any other party to any Parent Contract to terminate for default, convenience or otherwise any Parent Contract, nor to the knowledge of Parent, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.20       Insurance. Set forth on Schedule 5.20 of the Parent Disclosure Letter is a true, correct and complete list of all material insurance policies held by Parent or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Parent Insurance Policies”). Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of the Material Parent Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Parent Insurance Policy has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; all premiums payable under the Material Parent Insurance Policies prior to the date of this Agreement have been duly paid to date and neither Parent nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Parent Insurance Policy.

Section 5.21       Derivative Transactions and Hedging.

(a)               Schedule 5.21 of the Parent Disclosure Letter contains a complete and correct list of all outstanding Derivative Transactions (including each outstanding Hydrocarbon or financial hedging position attributable to the Hydrocarbon production of Parent or any of its Subsidiaries) entered into by Parent or any of its Subsidiaries or for the account of any of their respective customers as of the date hereof pursuant to which such party has outstanding rights or obligations. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries. The Parent and its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Parent, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

(b)               The Parent SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of Parent and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of Parent attributable to the production and marketing of Parent and its Subsidiaries, as of the dates reflected therein.

Section 5.22       Opinion of Financial Advisor. The Parent Board has received the opinion of J.P. Morgan Securities LLC (“Parent FA”) addressed to the Parent Board to the effect that, as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Parent FA as set forth therein, the Merger Consideration is fair, from a financial point of view, to Parent.

Section 5.23       Brokers. Except for the fees and expenses payable to Parent FA, no broker, investment banker, advisor or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

Section 5.24       Related Party Transactions. Schedule 5.24 of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of any transaction or arrangement involving in excess of $120,000 under which any (a) present or former executive officer or director of Parent or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of Parent or any of its Subsidiaries whose status as a 5% holder is known to Parent as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (but only, with respect to the Persons in clause (b), to the knowledge of Parent) is a party to any actual or proposed loan, lease or other Contract with or binding upon Parent or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by Parent or any of its Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b) or (c) in connection with the operation of the business of Parent or any of its Subsidiaries (each of the foregoing, a “Parent Related Party Transaction”).

Section 5.25       Business Conduct. Merger Sub 1 was incorporated on June 2, 2021. Merger Sub 2 was formed on June 2, 2021. Since their inception, none of Merger Sub 1 and Merger Sub 2 has engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. None of Merger Sub 1 and Merger Sub 2 has any operations, has generated any revenues and has any assets or liabilities other than those incurred in connection with the foregoing and in association with the Mergers as provided in this Agreement.

Section 5.26       Regulatory Matters.

(a)               Parent is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)               All natural gas pipeline systems and related facilities constituting Parent’s and its Subsidiaries’ properties (i) are currently operated as “gathering facilities” exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (ii) are not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

Section 5.27       Tax Treatment. As of the date hereof, after reasonable diligence, neither Parent nor any of its Subsidiaries is aware of the existence of any fact that could reasonably be expected to prevent the Integrated Mergers, taken together, from qualifying for the Reorganization Treatment. Neither Parent nor any of its Subsidiaries has taken or agreed to take any action that could reasonably be expected to prevent the Integrated Mergers, taken together, from qualifying for the Reorganization Treatment.

Section 5.28       No Additional Representations.

(a)               Except for the representations and warranties made in this Article V, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.28 shall limit the Company’s remedies with respect to claims of fraud arising from or relating to the express representations and warranties made by the Parent Parties in this Article V.

(b)               Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given in the Company Stockholder Consent or by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, or any of its Representatives and that no Parent Party has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Company Merger or the other Transactions) and that no Parent Party has relied on any such other representation or warranty not set forth in this Agreement.

Article VI
REPRESENTATIONS AND WARRANTIES OF EAGLE

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Eagle to the Company and CPR on or prior to the date of this Agreement (the “Eagle Disclosure Letter”) and except as disclosed in the Eagle SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein, including for the avoidance of doubt, the “Disclosure Statement” (as defined in and incorporated by reference into the Sixth Amended Joint Chapter 11 Plan of Reorganization of Eagle)) filed with or furnished to the SEC and available on Edgar since January 20, 2021 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), Eagle represents and warrants to the Company and CPR as follows:

Section 6.1           Organization, Standing and Power. Each of Eagle and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Eagle’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Eagle and its Subsidiaries, taken as a whole (an “Eagle Material Adverse Effect”). Each of Eagle and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect. Eagle has heretofore made available to the Company complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of Eagle, each as amended prior to the execution of this Agreement, and each as made available to the Company is in full force and effect, and neither Eagle nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 6.2           Capital Structure.

(a)               As of the date of this Agreement, the authorized capital stock of Eagle consists of (i) 900,000,000 shares of Eagle Common Stock, (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (“Eagle Preferred Stock” and, together with the Eagle Common Stock, the “Eagle Capital Stock”), (iii) 2,907,845 Tranche A Warrants and (iv) 1,453,942 Tranche B Warrants.  At the close of business on the Measurement Date: (A) 25,820,537 shares of Eagle Common Stock were issued and outstanding, and approximately 171,073 shares of Eagle Common Stock were reserved for issuance, (B) 2,905,567 Tranche A Warrants to purchase 2,905,567 shares of Eagle Common Stock were issued and outstanding, (C) 1,452,802 Tranche B Warrants to purchase 1,452,802 shares of Eagle Common Stock were issued and outstanding, and (D) no shares of Eagle Preferred Stock were issued and outstanding.

(b)               As of the date of this Agreement, there are 488,796 shares of Eagle Common Stock subject to outstanding Eagle RSU Awards, including 387,996 outstanding unvested Eagle RSU Awards, 75,600 outstanding unvested Eagle DSU Awards and 25,200 vested, but unsettled Eagle DSU Awards that are subject solely to time-based vesting conditions and 461,700 shares of Eagle Common Stock subject to outstanding Eagle RSU Awards that are subject to performance-based vesting conditions, assuming maximum achievement of such performance-based vesting conditions.r

(c)               All outstanding shares of Eagle Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Eagle Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts. As of the close of business on the Measurement Date, except as set forth in this Section 6.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Eagle or any of its Subsidiaries any capital stock of Eagle or securities convertible into or exchangeable or exercisable for capital stock of Eagle (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of Eagle are owned by Eagle, or a direct or indirect wholly owned Subsidiary of Eagle, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 6.2, and except for stock grants or other awards granted in accordance with Section 6.1(b)(i) of the Parent/Eagle Merger Agreement, there are outstanding: (1) no shares of Eagle Capital Stock, Voting Debt or other voting securities of Eagle; (2) no securities of Eagle or any Subsidiary of Eagle convertible into or exchangeable or exercisable for shares of Eagle Capital Stock, Voting Debt, or other voting securities of Eagle; and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Eagle or any Subsidiary of Eagle is a party or by which it is bound in any case obligating Eagle or any Subsidiary of Eagle to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Eagle Capital Stock, Voting Debt or other voting securities of Eagle, or obligating Eagle or any Subsidiary of Eagle to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts or other agreements to which Eagle or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Eagle or any of its Subsidiaries. No Subsidiary of Eagle owns any shares of Eagle Common Stock or any other shares of Eagle Capital Stock.

(d)               As of the date of this Agreement, neither Eagle nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 6.2(d) of the Eagle Disclosure Letter.

(e)               All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Eagle are owned by Eagle, directly or indirectly, all such shares or equity ownership interests are set forth on Schedule 6.2(e) of the Eagle Disclosure Letter, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

Section 6.3           Authority; No Violations; Consents and Approvals.

(a)               Eagle has all requisite corporate power and authority to execute and deliver this Agreement and the Parent/Eagle Merger Agreement and, subject to the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware in connection with the Parent/Eagle Merger, to perform its obligations hereunder. The execution and delivery of this Agreement and the Parent/Eagle Merger Agreement by Eagle and the consummation by Eagle of the transactions contemplated by the Parent/Eagle Merger Agreement have been duly authorized by all necessary corporate action on the part of Eagle, subject, only with respect to the consummation of the Parent/Eagle Merger, to Eagle Stockholder Approval and the filing of a certificate of merger with respect to the Parent/Eagle Merger with the Office of the Secretary of State of the State of Delaware. This Agreement and the Parent/Eagle Merger Agreement have each been duly executed and delivered by Eagle, and assuming the due and valid execution of (y) this Agreement by the other Parties hereto and (z) the Parent/Eagle Merger Agreement by Parent and Raptor Eagle Merger Sub, each constitutes a valid and binding obligation of Eagle enforceable against Eagle in accordance with its terms, subject, as to enforceability, to Creditors’ Rights. The Board of Directors of Eagle (the “Eagle Board”), at a meeting duly called and held, has by unanimous vote (i) determined that the Parent/Eagle Merger Agreement and the transactions contemplated thereby, including the Parent/Eagle Merger, are fair to, and in the best interests of, Eagle and the holders of Eagle Common Stock, (ii) approved and declared advisable the Parent/Eagle Merger Agreement and the transactions contemplated thereby, including the Parent/Eagle Merger, (iii) directed that the Parent/Eagle Merger Agreement be submitted to the holders of Eagle Common Stock for its adoption, and (iv) resolved to recommend that the holders of Eagle Common Stock approve and adopt the Parent/Eagle Merger Agreement and the transactions contemplated thereby, including the Parent/Eagle Merger. The Eagle Stockholder Approval is the only vote of the holders of any class or series of Eagle Capital Stock necessary to approve and adopt the Parent/Eagle Merger Agreement and the Parent/Eagle Merger.

(b)               The execution, delivery and performance of the Parent/Eagle Merger Agreement does not, and the consummation of the transactions contemplated thereby, including the Parent/Eagle Merger will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of Eagle (assuming Eagle Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Eagle or any of its Subsidiaries under, any provision of any loan or credit agreement (subject to, in the case of the Eagle Credit Facility, payoff and termination thereof prior to or substantially concurrently with consummation of the Parent/Eagle Merger), note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Eagle or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 6.4 are duly and timely obtained or made and Eagle Stockholder Approval has been obtained, contravene, conflict with or result in a breach or violation of any Law applicable to Eagle or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(c)               Except for this Agreement, Eagle is not party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.

Section 6.4           Consents. No Consent from any Governmental Entity is required to be obtained or made by Eagle or any of its Subsidiaries in connection with the execution, delivery and performance of the Parent/Eagle Merger Agreement or this Agreement by Eagle, the consummation by Eagle of the transactions contemplated by the Parent/Eagle Merger Agreement or the consummation of the Transactions, except for: (a) the filing of a premerger notification report by Eagle under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) the Joint Proxy Statement relating to (x) the meeting of the stockholders of Eagle to be held for the purposes of obtaining Eagle Stockholder Approval (including any postponement, adjournment or recess thereof, the “Eagle Stockholders Meeting”) and (y) the Parent Stockholders Meeting and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with the Parent/Eagle Merger Agreement and the Transactions; (c) the filing of a certificate of merger related to the Parent/Eagle Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NASDAQ; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

Section 6.5           SEC Documents; Financial Statements.

(a)               Since the Applicable Date, Eagle has filed or furnished with the SEC, on a timely basis (subject to 12b-25 filings with respect to certain periodic filings), all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, schedules, statements and documents, collectively, the “Eagle SEC Documents”). As of their respective dates, each of Eagle SEC Documents, as amended, complied, or if not yet filed or furnished, will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Eagle SEC Documents, and none of the Eagle SEC Documents contained, when filed (or if amended, prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)               The financial statements of Eagle included in the Eagle SEC Documents, including all notes and schedules thereto, complied, or, in the case of the Eagle SEC Documents filed after the date of this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of the Eagle SEC Documents filed after the date of this Agreement, will be prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Eagle and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Eagle and its consolidated Subsidiaries for the periods presented therein.

(c)               Eagle has established and maintains a system of internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Eagle, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to Eagle’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Eagle in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and further designed and maintained to provide reasonable assurance regarding the reliability of Eagle’s financial reporting and the preparation of Eagle financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) utilized by Eagle or its Subsidiaries, (ii) is not, and since January 1, 2020 there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in Eagle’s internal controls, and (iii) is not, and since January 1, 2020 there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Eagle (as defined in Rule 3b-7 under the Exchange Act) or director of Eagle or any of its Subsidiaries. The principal executive officer and the principal financial officer of Eagle have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Eagle SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

Section 6.6           Absence of Certain Changes or Events.

(a)               Since December 31, 2020, there has not been any Eagle Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have an Eagle Material Adverse Effect.

(b)               From December 31, 2020 through the date of this Agreement:

(i)               Eagle and its Subsidiaries have conducted their business in the ordinary course of business in all material respects;

(ii)              there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Eagle or any of its Subsidiaries, including the Oil and Gas Properties of Eagle and its Subsidiaries, whether or not covered by insurance; and

(iii)             neither Eagle nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Sections 6.1(b)(i), (v), (vi), (vii), (viii), (ix), (xiv), (xv), (xvi) or (xix) of the Parent/Eagle Merger Agreement (solely as it relates to the foregoing Sections 6.1(b)(i), (v), (vi), (vii), (viii), (ix), (xiv), (xv), (xvi) or (xix) of the Parent/Eagle Merger Agreement).

Section 6.7           No Undisclosed Material Liabilities. There are no liabilities of Eagle or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Eagle dated as of December 31, 2020 (including the notes thereto) contained in Eagle’s Annual Report on Form 10-K for the twelve (12) months ended December 31, 2020; (b) liabilities not required to be presented on the face of a balance sheet in accordance with GAAP; (c) liabilities incurred in the ordinary course of business subsequent to December 31, 2020; (d) liabilities incurred in connection with the Transactions; (e) liabilities incurred as permitted under Section 6.1(b)(xii) of the Parent/Eagle Merger Agreement; and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

Section 6.8           Information Supplied. None of the information supplied or to be supplied by Eagle for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Joint Proxy Statement, will, at the date it is first mailed to stockholders of Eagle and to stockholders of Parent and at the time of Eagle Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 5.8 of the Parent/Eagle Merger Agreement, the Registration Statement and the Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder; provided, however, that no representation is made by Eagle with respect to statements made therein based on information supplied by the Parent Parties or any Group Company specifically for inclusion or incorporation by reference therein.

Section 6.9           Eagle Permits; Compliance with Applicable Law.

(a)               Eagle and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Eagle Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect. All Eagle Permits are in full force and effect and no suspension or cancellation of any of the Eagle Permits is pending or, to the knowledge of Eagle, threatened, and Eagle and its Subsidiaries are in compliance with the terms of the Eagle Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(b)               The businesses of Eagle and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Eagle or any of its Subsidiaries is pending or, to the knowledge of Eagle, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(c)               In the last five years, neither Eagle nor any of its Subsidiaries nor, to the knowledge of Eagle, any of their respective directors, officers, employees nor any other Person acting on behalf of Eagle or any of its Subsidiaries has: (i) been a Sanctioned Person or organized, resident or located in a Sanctioned Country, (ii) engaged in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, (iii) made any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Person in violation Anti-Corruption Laws, or (iv) otherwise violated Trade Controls or Anti-Corruption Laws.

(d)               In the last five years, neither Eagle nor any of its Subsidiaries has received from any Governmental Entity or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Entity; or conducted any internal investigation or audit, in each case concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws.

Section 6.10       Compensation; Benefits.

(a)               Set forth on Schedule 6.10(a) of the Eagle Disclosure Letter is a list, as of the date hereof, of all of the material Eagle Benefit Plans.

(b)               True, correct and complete copies (or a description if such plan is not written) of each of the material Eagle Benefit Plans and related trust documents and favorable determination letters, if applicable, have been furnished or made available to the Company or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Eagle Benefit Plan required to file a Form 5500, the most recently prepared actuarial reports and financial statements, and all material correspondence to or from any Governmental Entity received in the past three (3) years addressing any matter involving actual or potential material liability relating to an Eagle Benefit Plan.

(c)               Each Eagle Benefit Plan has been established, funded, administered and maintained in compliance in all material respects with all applicable Laws, including ERISA and the Code.

(d)               There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Eagle, threatened against, or with respect to, any of the Eagle Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Eagle Benefit Plans.

(e)               All material contributions required to be made by Eagle or any of its Subsidiaries to the Eagle Benefit Plans pursuant to their terms or applicable Law have been timely made or accrued or otherwise been adequately reserved to the extent required by, and in accordance with, GAAP.

(f)                Each Eagle Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the knowledge of Eagle, nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Eagle Benefit Plan. With respect to any Eagle Benefit Plan or any Employee Benefit Plan sponsored, maintained or contributed to by a member of Eagle’s Aggregated Group, none of Eagle or any of its Subsidiaries, or, to the knowledge of Eagle, any other Person or member of Eagle’s Aggregated Group, has engaged in a transaction in connection with which Eagle, its Subsidiaries or a member of Eagle’s Aggregated Group reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. Eagle and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)               None of Eagle, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Eagle Benefit Plan is, a plan that is or was subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(h)               Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law, no Eagle Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits to any Person (the entire cost of which is paid by the Person).

(i)                 Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event, (i) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any Eagle employee or other current or former director, officer, employee or independent contractor under any Eagle Benefit Plan, (ii) directly or indirectly cause Eagle to transfer or set aside any material amount of assets to fund any benefits under any Eagle Benefit Plan, (iii) limit or restrict the right to materially amend, terminate or transfer the assets of any Eagle Benefit Plan on or following the Company Merger Effective Time, or (iv) result in any payment from Eagle of its Subsidiaries (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations § 1.280G-1) of Eagle or any of its Subsidiaries that would, individually or in combination with any other such payment from Eagle or any of its Subsidiaries, reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j)                 Neither Eagle nor any Subsidiary of Eagle has any obligation to provide, and no Eagle Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k)               Each Eagle Benefit Plan or any other agreement, arrangement, or plan of Eagle or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(l)                 No Eagle Benefit Plan is maintained outside the jurisdiction of the United States or covers any Eagle employees who reside or work outside of the United States.

Section 6.11       Labor Matters.

(a)               Neither Eagle nor any of its Subsidiaries is or has been a party to or bound by any collective bargaining agreement or other agreement with, and no employee of Eagle or its Subsidiaries is represented by, any labor union, works council, or other labor organization. There is no pending or, to the knowledge of Eagle, threatened union representation petition involving employees of Eagle or any of its Subsidiaries. Neither Eagle nor any of its Subsidiaries has knowledge of any activity of any labor organization or employee group to organize any such employees since the Applicable Date.

(b)               There is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement or any other Contract with any labor union, works council, or other labor organization or any other material labor-related Proceeding against Eagle or any of its Subsidiaries pending, or, to the knowledge of Eagle, threatened.

(c)               There is, and since the Applicable Date has been, no strike, material labor dispute, organized labor slowdown, concerted work stoppage or lockout pending, or, to the knowledge of Eagle, threatened, against or involving Eagle or any of its Subsidiaries.

(d)               Eagle and its Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws respecting employment, employment practices, terms and conditions of employment, wages and hours, worker classification, employment discrimination, non-retaliation, sexual harassment or discrimination, workers’ compensation, family and medical leave, immigration, recordkeeping and occupational safety and health requirements, and there are no Proceedings pending or, to the knowledge of Eagle, threatened against Eagle or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or individual classified as an independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied Contract of employment, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect. Since the Applicable Date, neither Eagle nor any of its Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Eagle or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

Section 6.12       Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect:

(a)               All Tax Returns required to be filed by Eagle or any of its Subsidiaries have been duly and timely filed (taking into account extensions of time for filing) and all such filed Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by Eagle or any of its Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid. All withholding Tax requirements imposed on or with respect to payments by Eagle or any of its Subsidiaries to employees, creditors, equityholders or other Persons have been satisfied, and Eagle and its Subsidiaries have complied in all respects with all information reporting (and related withholding) and record retention requirements.

(b)               There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Eagle or any of its Subsidiaries (other than any extension or waiver entered into in the ordinary course of business).

(c)               There is no outstanding claim, assessment or deficiency against Eagle or any of its Subsidiaries for any Taxes that has been asserted in writing by any Taxing Authority other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been made in accordance with GAAP. There are no Proceedings pending or threatened in writing regarding any Taxes of Eagle or any of its Subsidiaries or the assets of Eagle or any of its Subsidiaries.

(d)               Neither Eagle nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity Contract or arrangement (excluding (i) any Contract or arrangement solely between or among Eagle and/or any of its Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business and not primarily relating to Tax). Neither Eagle nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is Eagle) or has any liability for Taxes of any Person (other than Eagle or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by reason of assumption, or by operation of Law.

(e)               Neither Eagle nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(f)                Neither Eagle nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(g)               No written claim has been made by any Taxing Authority in a jurisdiction where Eagle or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(h)               There are no Encumbrances for Taxes on any of the assets of Eagle or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes described in clause (b) of the definition of Permitted Encumbrances.

(i)                 No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Taxing Authority within the three (3)-year period immediately preceding the date of this Agreement with respect to Eagle or any of its Subsidiaries.

(j)                 Neither Eagle nor any of its Subsidiaries is a “U.S. shareholder” (within the meaning of Section 951(b) of the Code) of any foreign corporation which may be required to include in income any amounts under Section 951(a) or 951A(a) of the Code.

(k)               Neither Eagle nor any of its Subsidiaries has deferred any payroll Taxes pursuant to the CARES Act, an executive order or any similar provision of other applicable Law.

(l)                 Eagle is, and has been since formation, properly classified for U.S. federal income tax purposes as a corporation.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 6.12 and in Section 6.10 are the sole and exclusive representations and warranties of Eagle and its Subsidiaries with respect to Taxes.

Section 6.13       Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, there is no (i) Proceeding pending, or, to the knowledge of Eagle, threatened against Eagle or any of its Subsidiaries or any of their Oil and Gas Properties or (ii) judgment, decree, injunction, ruling, order, or writ of any Governmental Entity or arbitrator outstanding against Eagle or any of its Subsidiaries. To the knowledge of Eagle, as of the date hereof, no officer or director of Eagle is a defendant in any Proceeding in connection with his or her status as an officer or director of Eagle.

Section 6.14       Intellectual Property.

(a)               Eagle and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Eagle and its Subsidiaries as presently conducted (collectively, the “Eagle Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(b)               To the knowledge of Eagle, the use of the Eagle Intellectual Property by Eagle and its Subsidiaries in the operation of the business of each of Eagle and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect. To the knowledge of Eagle, no third party is infringing on the Eagle Intellectual Property, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(c)               Eagle and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of Eagle and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(d)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, the IT Assets owned, used, or held for use by Eagle or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of Eagle and its Subsidiaries; (ii) have not malfunctioned or failed within the past three (3) years and (iii) to the knowledge of Eagle, are free from any malicious code.

(e)               Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect (i) Eagle and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by Eagle or its Subsidiaries, and (ii) to the knowledge of Eagle, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by Eagle or its Subsidiaries.

Section 6.15       Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of Eagle’s Oil and Gas Properties, (a) Eagle and its Subsidiaries have good, valid and defensible title to all material real property owned by Eagle or any of its Subsidiaries (collectively, the “Eagle Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Eagle or any Subsidiary of Eagle (collectively, including the improvements thereon, the “Eagle Material Leased Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which Eagle or any Subsidiary of Eagle is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Eagle Material Leased Real Property (each, a “Eagle Material Real Property Lease”) is in full force and effect and is valid and enforceable against Eagle or such Subsidiary and, to the knowledge of Eagle, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Eagle nor any of its Subsidiaries, or to the knowledge of Eagle, any other party thereto, has received written notice of any default under any Eagle Material Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of Eagle, threatened, condemnation or eminent domain Proceedings that affect any of Eagle’s Oil and Gas Properties, Eagle Owned Real Property or Eagle Material Leased Real Property.

Section 6.16       Rights-of-Way. Each of Eagle and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect. Each of Eagle and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect. All pipelines operated by Eagle and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by Eagle, and there are no gaps (including any gap arising as a result of any breach by Eagle or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

Section 6.17       Oil and Gas Matters.

(a)               Except as would not reasonably be expected to have an Eagle Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by the Eagle Reserve Engineer relating to Eagle interests referred to therein as of December 31, 2020 (the “Eagle Reserve Report”) or (ii) reflected in the Eagle Reserve Report or in the Eagle SEC Documents as having been sold or otherwise disposed of (other than sales or dispositions after the date hereof in accordance with Section 6.1(b)(v) of the Parent/Eagle Merger Agreement), Eagle and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Eagle Reserve Report and in each case as attributable to interests owned by Eagle and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Eagle’s or one and/or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles Eagle (and/or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Eagle Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which Eagle and/or its Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries; in each case, to the extent occurring after the date of the Eagle Reserve Report), (2) obligates Eagle (and/or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Eagle Reserve Report for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Eagle Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)               Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have an Eagle Material Adverse Effect, the factual, non-interpretive data supplied by Eagle to the Eagle Reserve Engineer relating to Eagle interests referred to in the Eagle Reserve Report, by or on behalf of Eagle and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Eagle and its Subsidiaries in connection with the preparation of the Eagle Reserve Report was, as of the time provided (or modified or amended prior to the issuance of the Eagle Reserve Reports), accurate in all respects. To Eagle’s knowledge, any assumptions or estimates provided by Eagle’s Subsidiaries to the Eagle Reserve Engineer in connection with its preparation of the Eagle Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to Eagle at the time such assumptions or estimates were made. Except for any such matters that, individually or in the aggregate, would not reasonably be expected to have an Eagle Material Adverse Effect, the oil and gas reserve estimates of Eagle set forth in the Eagle Reserve Report are derived from reports that have been prepared by the Eagle Reserve Engineer, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Eagle and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Eagle Reserve Report that would reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(c)               Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Eagle or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens which are being held in suspense by Eagle or its Subsidiaries in accordance with applicable Law) and (iii) none of Eagle or any of its Subsidiaries (and, to Eagle’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Eagle or any of its Subsidiaries. To Eagle’s knowledge, Schedule 6.17(c) of the Eagle Disclosure Letter sets forth all the material Oil and Gas Leases where the primary term thereof is scheduled to expire by the express terms of such Oil and Gas Lease (in whole or in part) at any time in the twelve (12)-month period immediately following the date of this Agreement.

(d)               Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Eagle and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business) and are not being held in suspense (by Eagle, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e)               All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Eagle and its Subsidiaries or otherwise associated with an Oil and Gas Property of Eagle or its Subsidiaries that were drilled and completed by Eagle or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable Contracts entered into by Eagle or any of its Subsidiaries related to such Wells and such other wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such Wells and such other wells that were drilled and completed (and plugged and abandoned, if applicable) by Eagle or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), Contracts and applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(f)                Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, all Oil and Gas Properties operated by Eagle or its Subsidiaries (and, to the knowledge of Eagle, all Oil and Gas Properties owned or held by Eagle or any of its Subsidiaries and operated by a third party) have been operated as a reasonably prudent operator in accordance with its past practices.

(g)               Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, none of the Oil and Gas Properties of Eagle or its Subsidiaries is subject to any preferential purchase, tag-along, right of first refusal, consent or similar right that would become operative as a result of the entry into (or the consummation of) the Transactions.

(h)               Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, neither Eagle nor any of its Subsidiaries has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to Eagle and its Subsidiaries, taken as a whole and is not reflected in the Eagle Reserve Reports.

(i)                 Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, and to the knowledge of Eagle as of the date of this Agreement, Schedule 6.17(i) of the Eagle Disclosure Letter lists, as of December 31, 2020, all transportation, plant, production and other imbalances and overlifts with respect to Hydrocarbon production from the Oil and Gas Properties of Eagle and its Subsidiaries.

(j)                 Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, with respect to Oil and Gas Properties operated by Eagle and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

(k)               As of the date of this Agreement, there are no authorizations for expenditure or other commitments to make capital expenditures (or series of related authorizations for expenditure or commitments) binding on Eagle or any of its Subsidiaries with respect to its or their respective Oil and Gas Properties that Eagle reasonably anticipates will individually or in the aggregate require expenditures after the Company Merger Effective Time of greater than $1,000,000.

Section 6.18       Environmental Matters.

(a)               Except for those matters that would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect:

(i)                 Eagle and its Subsidiaries and their respective operations and assets are, and since the Applicable Date have been, in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Eagle Permits required under Environmental Law for their respective operations and occupancy of any real property;

(ii)              Eagle and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to Eagle’s knowledge, threatened Proceedings under Environmental Laws;

(iii)            there has been no exposure of any Person to, nor Release of Hazardous Materials at any property currently owned or operated (or to Eagle’s knowledge, formerly owned or operated) by Eagle or any of its Subsidiaries, in each case, which has resulted in liability to Eagle or its Subsidiaries under Environmental Laws, and, since the Applicable Date, neither Eagle nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently owned or operated by Eagle, by or in connection with Eagle’s operations, or at or from any offsite location where Hazardous Materials from Eagle’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved; and

(iv)             except for customary indemnities in standard service agreements, neither Eagle nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Law.

(b)               Eagle has made available to Parent all environmental investigations, studies, audits, or other analyses conducted during the past four (4) years by or on behalf of Eagle that are in the possession or reasonable control of Eagle or its Subsidiaries addressing material or potentially material environmental liabilities with respect to any of their operations or any property owned, operated or otherwise used by any of them.

Section 6.19       Material Contracts.

(a)               Schedule 6.19 of the Eagle Disclosure Letter, together with the lists of exhibits contained in the Eagle SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of the following Contracts to which Eagle or any of its Subsidiaries is a party or to which any of the assets and properties of Eagle or its Subsidiaries are bound:

(i)                 each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii)              each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which Eagle reasonably expects that Eagle and its Subsidiaries will make annual payments in excess of 250,000 or aggregate payments in excess of $1,000,000;

(iii)            each Contract (A) for Indebtedness or the deferred purchase price of property by Eagle or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) or (B) that creates a capitalized lease obligation, except, in the cases of clauses (A) and (B) with an aggregate principal amount not in excess of $200,000, and other than agreements solely between or among Eagle and its Subsidiaries;

(iv)             each Contract to which Eagle or any Subsidiary of Eagle is a party that (A) restricts the ability of Eagle or any Subsidiary of Eagle to compete in any business or with any Person in any geographical area, (B) requires Eagle or any Subsidiary of Eagle to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements and provisions that are not material to Eagle and its Subsidiaries;

(v)               any Contract providing for the purchase or sale by Eagle or any of its Subsidiaries of Hydrocarbons that (A) has a remaining term of greater than sixty (60) days and does not allow Eagle or such Subsidiary to terminate it without penalty on sixty (60) days’ notice or less, (B) contains a minimum throughput commitment, minimum volume commitment, “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time or (C) contains acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead that, in each case, cover, guaranty, dedicate or commit (I) more than 1,000 net acres or (II) volumes in excess of 10,000 MMcf of gas or 2,000 boe of liquid Hydrocarbons on a monthly basis (calculated on a yearly average basis);

(vi)             any acquisition or divestiture Contract that contains “earn out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of Eagle set forth in the Eagle Reserve Report), that would reasonably be expected to result in annual payments in excess of $100,000;

(vii)          each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $100,000 in any calendar year or aggregate payments in excess of $1,000,000 over the life of the Contract that are not terminable without penalty or other liability to Eagle (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days, other than Contracts related to drilling rigs;

(viii)        each Contract that could require the disposition of any material assets or line of business of Eagle or its Subsidiaries (or, after the Company Merger Effective Time, Parent or its Subsidiaries);

(ix)             each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of Eagle or its Subsidiaries (including any Oil and Gas Properties), taken as a whole, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(x)               each ISDA Master Agreement for any Derivative Transaction;

(xi)             each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Eagle;

(xii)          each collective bargaining agreement or other Contract with any labor union, works council, or other labor organization to which Eagle or any of its Subsidiaries is a party or is subject;

(xiii)        each Contract relating to an Eagle Related Party Transaction; and

(xiv)         each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar Contract requiring Eagle or any of its Subsidiaries to make expenditures from and after January 1, 2021 that either (A) would reasonably be expected to be in excess of $1,000,000 in the aggregate, (B) is material to the operation of Eagle and its Subsidiaries, taken as a whole, or (C) contains an area of mutual interest or any “tag along” or “drag along” (or similar rights) allowing a third party, or requiring Eagle or any of its Subsidiaries, to participate in any future transactions with respect to any assets or properties of Eagle and its Subsidiaries, in each case, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases.

(b)               Collectively, the Contracts that are required to be set forth in Section 6.19(a) are herein referred to as the “Eagle Contracts.” A complete and correct copy of each of the Eagle Contracts has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, each Eagle Contract is legal, valid, binding and enforceable in accordance with its terms on Eagle and each of its Subsidiaries that is a party thereto and, to the knowledge of Eagle, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, neither Eagle nor any of its Subsidiaries is in breach or default under any Eagle Contract nor, to the knowledge of Eagle, is any other party to any such Eagle Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Eagle or its Subsidiaries, or, to the knowledge of Eagle, any other party thereto. There are no disputes pending or, to the knowledge of Eagle, threatened with respect to any Eagle Contract and neither Eagle nor any of its Subsidiaries has received any written notice of the intention of any other party to any Eagle Contract to terminate for default, convenience or otherwise any Eagle Contract, nor to the knowledge of Eagle, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

Section 6.20       Insurance. Set forth on Schedule 6.20 of the Eagle Disclosure Letter is a true, correct and complete list of all material insurance policies held by Eagle or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Eagle Insurance Policies”). Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, each of the Material Eagle Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Eagle Insurance Policy has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, all premiums payable under the Material Eagle Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither Eagle nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Eagle Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Eagle Insurance Policy.

Section 6.21       Derivative Transactions and Hedging.

(a)               Schedule 6.21 of the Eagle Disclosure Letter contains a complete and correct list of all outstanding Derivative Transactions (including each outstanding Hydrocarbon or financial hedging position attributable to the Hydrocarbon production of Eagle or any of its Subsidiaries) entered into by Eagle or any of its Subsidiaries or for the account of any of their respective customers as of the date hereof pursuant to which such party has outstanding rights or obligations. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Eagle and its Subsidiaries. Eagle and its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Eagle, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

(b)               The Eagle SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of Eagle and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of Eagle attributable to the production and marketing of Eagle and its Subsidiaries, as of the dates reflected therein.

Section 6.22       Brokers. Except for the fees and expenses payable to Petrie Partners Securities, LLC, no broker, investment banker, advisor, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Eagle.

Section 6.23       Related Party Transactions. Schedule 6.23 of the Eagle Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of any transaction or arrangement involving in excess of $120,000 under which any (a) present or former executive officer or director of Eagle or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of Eagle or any of its Subsidiaries whose status as a 5% holder is known to Eagle as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (but only, with respect to the Persons in clause (b), to the knowledge of Eagle) is a party to any actual or proposed loan, lease or other Contract with or binding upon Eagle or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by Eagle or any of its Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b) or (c) in connection with the operation of the business of Eagle or any of its Subsidiaries (each of the foregoing, an “Eagle Related Party Transaction”).

Section 6.24       Regulatory Matters.

(a)               Eagle is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b)               Neither Eagle nor any of Eagle’s Subsidiaries owns, holds, or operates any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid or other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (i) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, Natural Gas Policy Act of 1978, or the Interstate Commerce Act, in each case as amended, or (ii) rate regulation or comprehensive nondiscriminatory access regulation by any other federal agency or under the Laws of any state or other local jurisdiction.

Section 6.25       No Additional Representations.

(a)               Except for the representations and warranties made in this Article VI, neither Eagle nor any other Person makes any express or implied representation or warranty with respect to Eagle or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Eagle hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Eagle nor any other Person makes or has made any representation or warranty to the Company, CPR, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Eagle or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Eagle in this Article VI, any oral or written information presented to the Company or CPR or any of their respective Affiliates or Representatives in the course of their due diligence investigation of Eagle, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 6.25 shall limit the Company’s or CPR’s remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by Eagle in this Article VI.

(b)               Notwithstanding anything contained in this Agreement to the contrary, Eagle acknowledges and agrees that none of the Company, CPR or any other Person has made or is making any representations or warranties relating to the Company, CPR or their respective Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company and CPR in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Eagle, or any of its Representatives and that Eagle has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Eagle acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Eagle or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Company Merger or the other Transactions) and that Eagle has not relied on any such other representation or warranty not set forth in this Agreement.

Article VII
COVENANTS AND AGREEMENTS

Section 7.1           Conduct of Company Business Pending the Mergers.

(a)               Except (i) as set forth on Schedule 7.1(a) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law (including any COVID-19 Measures), or (iv) as otherwise consented to by Parent and Eagle in writing (which consent shall not be unreasonably withheld, delayed or conditioned), each Group Company covenants and agrees that, until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article IX, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, however, that no action or inaction by the Group Companies or their Subsidiaries with respect to the matters specifically addressed by any provision of Section 7.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 7.1(b).

(b)               Except (i) as set forth on Schedule 7.1(b) of the Company Disclosure Letter, (ii) as expressly required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by Parent and Eagle in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article IX, each Group Company shall not, and shall cause its Subsidiaries not to:

(i)                 (A) declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, a Group Company or its Subsidiaries, except for dividends and distributions by a wholly owned Subsidiary of the Company to the Company or another Subsidiary of the Company, (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in the Company or any of its Subsidiaries, or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any Subsidiary of the Company, except as required by the terms of any capital stock or equity interest existing as of the date hereof, as set forth on Schedule 7.1(b)(i) of the Company Disclosure Letter;

(ii)              offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, any Group Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (A) issuances by a wholly owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly owned Subsidiary of the Company, and (B) shares of capital stock issued as a dividend made in accordance with Section 7.1(b)(i);

(iii)            amend or propose to amend a Group Company’s Organizational Documents or amend or propose to amend the Organizational Documents of any of the Group Companies’ Subsidiaries (other than ministerial changes);

(iv)             (A) merge, consolidate, combine or amalgamate with any Person other than between wholly owned Subsidiaries of the Company or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than (1) acquisitions of inventory, equipment or other similar assets in the ordinary course of business or (2) pursuant to existing Contracts set forth on Schedule 7.1(b)(iv) of the Company Disclosure Letter;

(v)               sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties, other than (A) pursuant to a Company Contract in effect on the date of this Agreement, set forth on Schedule 7.1(b)(v) of the Company Disclosure Letter, (B) sales, leases, exchanges or dispositions for which the consideration is less than $1,000,000 individually or $3,000,000 in the aggregate, (C) among the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company, (D) sales or dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, (E) the sale of Hydrocarbons in the ordinary course of business, or (F) swaps of assets or property, which may include cash consideration, of up to $2,000,000 in the aggregate for all such swap transactions;

(vi)             authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of a Group Company or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of the Company;

(vii)            change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of each Group Company and its Subsidiaries, except as required by GAAP, COPAS or applicable Law;

(viii)           make, change or revoke any material Tax election, but excluding any election that must be made periodically and is made consistent with past practice, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle or compromise any material Proceeding regarding any Taxes, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(ix)             take any action or cause any action to be taken, which action could prevent or impede the Integrated Mergers, taken together, from qualifying for the Reorganization Treatment;

(x)               except as required pursuant to an existing Company Benefit Plan or, with respect to clauses (A), (B), (D), (E) and (G) below, in the ordinary course of business consistent with past practice (provided such ordinary course of business exception applies solely to employees that are not Tier 1, 2, 3 or 4 Participants under the Company’s Change in Control Severance Plan), (A) grant or commit to grant any new increases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers, or employees at or above the level of vice president except as required by applicable Law or as is provided to a newly hired employee as permitted hereunder (and so long as such newly hired employee’s compensation and other terms are comparable to those of the employee that he or she is replacing), (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (C) grant or commit to grant any equity-based awards, (D) enter into any new, or amend any existing, offer letter or employment or severance or termination agreement with any director, officer or employee at or above the level of vice president, (E) pay or commit to pay any bonuses, other than the payment of annual or other short-term cash bonuses for completed performance periods, (F) establish, enter into or adopt any material Company Benefit Plan which was not in existence as of the date of this Agreement (or any arrangement that would be a Company Benefit Plan if it had been in existence as of the date of this Agreement), or amend or terminate any Company Benefit Plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business, or (G) hire or terminate (other than for cause) any employee with an annualized base salary in excess of $250,000 (except as is reasonably necessary to replace any employee);

(xi)             recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xii)            (A) incur, create, assume, waive or release any Indebtedness or guarantee any such Indebtedness of another Person or (B) incur, create, assume, waive or release any Encumbrances on any property or assets of a Group Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that (1)  the foregoing clause (B) shall not restrict the incurrence of Indebtedness under existing credit facilities or (2) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clause (1), so long as borrowings under the Company Credit Facility do not exceed the amount set forth on Schedule 7.1(b)(xii) of the Company Disclosure Letter;

(xiii)          (A) enter into any Contract that would be a Company Contract or Company Related Party Transaction if it were in effect on the date of this Agreement, or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract or Company Related Party Transaction (including the renewal of existing Company Contracts and Company Related Party Transaction on substantially the same terms in the ordinary course of business consistent with past practice), other than in each case, with respect to Contracts of the type described in Section 4.19(a)(ix) only, in the ordinary course of business consistent with past practice;

(xiv)         cancel, modify or waive any debts or claims held by a Group Company or any of its Subsidiaries or waive any rights held by a Group Company or any of its Subsidiaries having a value in excess of $200,000 individually or $1,000,000 in the aggregate;

(xv)           waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceedings (excluding any Proceeding in respect of Taxes) except solely for monetary payments of no more than $200,000 individually or $1,000,000 in the aggregate, net of applicable insurance payments, recoveries or proceeds, on a basis that would not (A) prevent or materially delay consummation of the Mergers or the Transactions, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Parent or its Subsidiaries or a finding or admission of a violation of Law;

(xvi)         make or commit to make any capital expenditures that are, with respect to any fiscal quarter, in the aggregate greater than 110% of the aggregate amount of capital expenditures scheduled to be made in the Group Companies’ capital expenditure budget for such fiscal quarter as set forth on Schedule 7.1(b)(xvi) of the Company Disclosure Letter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures of no more than $1,000,000 in the aggregate required on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for the Company and its Subsidiaries (provided that the Company shall notify Parent of any such emergency expenditure as soon as reasonably practicable);

(xvii)        fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of the Group Companies and their respective Subsidiaries at a level at least comparable to current levels or otherwise in a manner inconsistent with past practice;

(xviii)       take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Mergers set forth in Article VIII to not be satisfied; or

(xix)         agree or commit to take any action that is prohibited by this Section 7.1(b).

Section 7.2           Conduct of Parent Business Pending the Mergers.

(a)               Except (i) as set forth on Schedule 7.2(a) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as expressly permitted or required without the consent of Eagle by the Parent/Eagle Merger Agreement, (iv) as may be required by applicable Law (including any COVID-19 Measures), or (v) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article IX, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, however, that no action or inaction by Parent or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 7.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 7.2(b).

(b)               Except (i) as set forth on Schedule 7.2(b) of the Parent Disclosure Letter, (ii)  as expressly required by this Agreement, (iii) as expressly permitted or required without the consent of Eagle by the Parent/Eagle Merger Agreement, (iv) as may be required by applicable Law or (v) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article IX, Parent shall not, and shall cause its Subsidiaries not to:

(i)                 (A) declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except (1) for dividends and distributions by a wholly owned Subsidiary of Parent to Parent or another Subsidiary of Parent and (2) quarterly cash dividends of Parent that do not exceed $0.35 per share of Parent Common Stock per fiscal quarter, (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Parent or any of its Subsidiaries, or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent or any Subsidiary of Parent, except as required by the terms of any capital stock or equity interest of a Subsidiary or in respect of any equity awards outstanding as of the date hereof or issued after the date hereof in accordance with this Agreement, in accordance with the terms of the Parent Equity Plan and applicable award agreements;

(ii)              offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (A) the issuance of Parent Common Stock upon the vesting or lapse of any restrictions on any awards granted under the Parent Equity Plan and outstanding on the date hereof or issued in compliance with clause (D) below, (B) issuances by a wholly owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to Parent or any other wholly owned Subsidiary of Parent, (C) shares of capital stock issued as a dividend made in accordance with Section 7.2(b)(i), and (D) issuances of Parent Common Stock in connection with transactions consummated in compliance with Section 7.2(b)(iv);

(iii)            amend or propose to amend Parent’s Organizational Documents or amend or propose to amend the Organizational Documents of any of Parent’s Subsidiaries (other than ministerial changes);

(iv)             (A) merge, consolidate, combine or amalgamate with any Person other than between wholly owned Subsidiaries of Parent or, in connection with any acquisition permitted by clause (B), or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) acquisitions of inventory, equipment or other similar assets in the ordinary course of business or (2) pursuant to existing Contracts set forth on Schedule 7.2(b)(iv) of the Parent Disclosure Letter;

(v)               sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties, other than (A) pursuant to a Parent Contract in effect on the date of this Agreement set forth on Schedule 7.2(b)(v) of the Parent Disclosure Letter, (B) sales, leases exchanges or dispositions for which the consideration is less than $1,000,000 individually or $3,000,000 in the aggregate, (C) among Parent and its wholly owned Subsidiaries or among wholly owned Subsidiaries of Parent, (D) sales or dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, (E) the sale of Hydrocarbons in the ordinary course of business, or (F) swaps of assets or property, which may include cash consideration of up to $2,000,000 in the aggregate for all such swap transactions;

(vi)             authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of Parent;

(vii)            change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Parent and its Subsidiaries, except as required by GAAP or applicable Law;

(viii)           make, change or revoke any material Tax election, but excluding any election that must be made periodically and is made consistent with past practice, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle or compromise any material Proceeding regarding any Taxes, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(ix)             take any action or cause any action to be taken, which action could prevent or impede the Integrated Mergers, taken together, from qualifying for the Reorganization Treatment;

(x)               recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xi)             (A) incur, create, assume, waive or release any Indebtedness or guarantee any such Indebtedness of another Person or (B) incur, create, assume, waive or release any Encumbrances on any property or assets of Parent or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the incurrence of Indebtedness (1) under existing credit facilities, or (2) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clause (1), so long as borrowings under the Parent Credit Facility do not exceed the amount set forth on Schedule 7.2(b)(x) of the Parent Disclosure Letter;

(xii)          Except as required pursuant to an existing Parent Benefit Plan or, with respect to clauses (A), (B), (D), (E) and (G) below, in the ordinary course of business consistent with past practice, (A) grant or commit to grant any new increases in the compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers, or employees at or above the level of vice president except as required by applicable Law or as is provided to a newly hired employee as permitted hereunder (and so long as such newly hired employee’s compensation and other terms are comparable to those of the employee that he or she is replacing), (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Parent Benefit Plan, (C) grant or commit to grant any equity-based awards, (D) enter into any new, or amend any existing, offer letter or employment or severance or termination agreement with any director, officer or employee at or above the level of vice president, (E) pay or commit to pay any bonuses, other than the payment of annual or other short-term cash bonuses for completed performance periods, (F) establish, enter into or adopt any material Parent Benefit Plan which was not in existence as of the date of this Agreement (or any arrangement that would be a Parent Benefit Plan if it had been in existence as of the date of this Agreement), or amend or terminate any Parent Benefit Plan, in each case, except for changes to the contractual terms of health and welfare plans made in the ordinary course of business, or (G) hire or terminate (other than for cause) any employee with an annualized base salary in excess of $125,000 (except as is reasonably necessary to replace any employee);

(xiii)        (A) enter into any Contract that would be a Parent Contract if it were in effect on the date of this Agreement, or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Parent Contract (including the renewal of existing Parent Contracts on substantially the same terms in the ordinary course of business consistent with past practice), other than in each case, with respect to Contracts of the type described in Section 5.19(a)(ix) only, in the ordinary course of business consistent with past practice;

(xiv)         cancel, modify or waive any debts or claims held by Parent or any of its Subsidiaries or waive any rights held by Parent or any of its Subsidiaries having a value in excess of $200,000 individually or $1,000,000 in the aggregate;

(xv)           waive, release, assign, settle, or compromise or offer or propose to waive, release, assign, settle or compromise any Proceedings (excluding any Proceeding in respect of Taxes) except solely for monetary payments of no more than $200,000 individually or $1,000,000 in the aggregate, net of applicable insurance payments, recoveries or proceeds, on a basis that would not (A) prevent or materially delay consummation of the Mergers or the Transactions, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Parent or its Subsidiaries or a finding or admission of a violation of Law

(xvi)         make or commit to make any capital expenditures that are, with respect to any fiscal quarter, in the aggregate greater than 110% of the aggregate amount of capital expenditures scheduled to be made in Parent’s capital expenditure budget for such fiscal quarter as set forth on Schedule 7.2(b)(xvi) of the Parent Disclosure Letter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures of no more than $1,000,000 in the aggregate required on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for Parent and its Subsidiaries (provided that Parent shall notify the Company of any such emergency expenditure as soon as reasonably practicable);

(xvii)        fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Parent and its Subsidiaries at a level at least comparable to current levels or otherwise in a manner inconsistent with past practice;

(xviii)       take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Company Merger set forth in Article VIII to not be satisfied;

(xix)         (A) consent in writing or otherwise to any action or inaction by Eagle that would violate Section 6.1 of the Parent/Eagle Merger Agreement, (B) amend the Parent/Eagle Merger Agreement, (C) waive any obligation of Eagle under the Parent/Eagle Merger Agreement other than a waiver of any condition to closing set forth in Section 7.1 or Section 7.2 of the Parent/Eagle Merger Agreement, or (D) knowingly fail to enforce its rights against Eagle in respect of any material breach under the Parent/Eagle Merger Agreement; provided, that, for the avoidance of doubt, Parent shall have the right to terminate the Parent/Eagle Merger Agreement in accordance with its terms; or

(xx)           agree or commit to take any action that is prohibited by this Section 7.2(b).

Section 7.3           No Solicitation by each Group Company.

(a)               Each Group Company shall not, and shall not authorize or permit any of its Affiliates or any of its or their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding a Company Alternative Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a Company Alternative Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding a Company Alternative Proposal. Each Group Company shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their Representatives to immediately cease and cause to be terminated, (i) all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could reasonably be expected to lead to, a Company Alternative Proposal and (ii) access to any physical or electronic data rooms with respect to, or that could reasonably be expected to lead to, a Company Alternative Proposal. Within five (5) Business Days of the date of this Agreement, each Group Company shall request the prompt return or destruction of all confidential information previously furnished to any Person (other than Eagle) within the last twelve (12) months for the purposes of evaluating a possible Company Alternative Proposal.

(b)               In addition to the other obligations under this Section 7.3, each Group Company shall promptly (and in any event within 24 hours after receipt thereof by the Company or its Representatives) advise Parent orally and in writing of any Company Alternative Proposal, any request for information with respect to any Company Alternative Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Company Alternative Proposal and the material terms and conditions of such request, Company Alternative Proposal or inquiry, and the identity of the Person making the same.

(c)               Each Group Company agrees that the rights and remedies for noncompliance with this Section 7.3 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Parent and that money damages would not provide an adequate remedy to Parent.

Section 7.4           No Solicitation by Parent.

(a)               From and after the date of this Agreement, Parent and its officers and directors will, will cause Parent’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries to, immediately cease, and cause to be terminated, any discussions or negotiations with any Person conducted heretofore by Parent or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Competing Proposal. Parent will immediately terminate any physical and electronic data access related to any potential Parent Competing Proposal previously granted to such Person.

(b)               From and after the date of this Agreement, Parent and its officers and directors will not, will cause Parent’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries not to, directly or indirectly:

(i)                 initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Competing Proposal;

(ii)              engage in, continue or otherwise participate in any discussions with any Person with respect to or negotiations with any Person with respect to, relating to, or in furtherance of a Parent Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Competing Proposal;

(iii)            furnish any information regarding Parent or its Subsidiaries, or access to the properties, assets or employees of Parent or its Subsidiaries, to any Person in connection with or in response to any Parent Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Competing Proposal;

(iv)             enter into any letter of intent or agreement in principle, or other agreement providing for a Parent Competing Proposal (other than a confidentiality agreement as provided in Section 7.4(e)(ii) entered into in compliance with Section 7.4(e)(ii)); or

(v)               submit any Parent Competing Proposal to the vote of the stockholders of Parent; provided, that notwithstanding anything to the contrary in this Agreement, Parent or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a Parent Superior Proposal and (B) in response to an unsolicited inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 7.4 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c)               From and after the date of this Agreement, Parent shall promptly (and in any event within 24 hours) notify the Company of the receipt by Parent (directly or indirectly) of any Parent Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made on or after the date of this Agreement, any request for information or data relating to Parent or any of its Subsidiaries made by any Person in connection with a Parent Competing Proposal or any request for discussions or negotiations with Parent or a Representative of Parent relating to a Parent Competing Proposal (including the identity of such Person), and Parent shall provide to the Company promptly (and in any event within 24 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made in writing provided to Parent or any of its Subsidiaries or (ii) any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Parent shall (A) keep the Company reasonably informed, on a prompt basis (and in any event within 24 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within 24 hours) apprise the Company of the status of any such discussions or negotiations and (B) provide to the Company as soon as practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all material written correspondence and other material written materials provided to Parent or its Representatives from any Person. Without limiting the foregoing, Parent shall notify the Company if Parent determines to begin providing information or to engage in discussions or negotiations concerning a Parent Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d)               Except as permitted by Section 7.4(e), Parent and its officers and directors will not, will cause Parent’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries not to, directly or indirectly:

(i)                 withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to the Company, the Parent Board Recommendation;

(ii)              fail to include the Parent Board Recommendation in the Joint Proxy Statement;

(iii)            publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 7.4(e)(ii) entered into in compliance with Section 7.4(e)(ii)) relating to a Parent Competing Proposal (a “Parent Alternative Acquisition Agreement”);

(iv)             in the case of a Parent Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Parent Common Stock (other than by the Company or an Affiliate of the Company), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Parent Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Parent Stockholders Meeting) or (B) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(v)               if a Parent Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Parent Board Recommendation on or prior to the earlier of (A) five (5) Business Days after the Company so requests in writing or (B) three (3) Business Days prior to the date of the Parent Stockholders Meeting (or promptly after announcement or disclosure of such Parent Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Parent Stockholders Meeting); or

(vi)             cause or permit Parent to enter into a Parent Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v) and (vi), a “Parent Change of Recommendation”).

(e)               Notwithstanding anything in this Agreement to the contrary:

(i)                 the Parent Board may after consultation with its outside legal counsel, make such disclosures as the Parent Board determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in the Joint Proxy Statement by applicable U.S. federal securities Laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Parent Board Recommendation, such disclosure shall be deemed to be a Parent Change of Recommendation and the Company shall have the right to terminate this Agreement as set forth in Section 9.1(b)(iii);

(ii)              prior to, but not after, the receipt of the Parent Stockholder Approval, Parent and its Representatives may engage in the activities prohibited by Sections 7.4(b)(ii) or 7.4(b)(iii) with any Person if (1) Parent receives a bona fide written Parent Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement and (2) such Parent Competing Proposal did not arise from a breach of the obligations set forth in this Section 7.4; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 7.4(b) may be furnished until Parent receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of Parent that are no less favorable to Parent in the aggregate than the terms of the Confidentiality Agreement, as determined by the Parent Board in good faith after consultation with its legal counsel; (provided, further, that such confidentiality agreement does not contain provisions that prohibit Parent from providing any information to the Company in accordance with this Section 7.4 or that otherwise prohibits Parent from complying with the provisions of this Section 7.4), (B) that any such non-public information has previously been made available to, or is made available to, the Company prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 24 hours) after) the time such information is made available to such Person, (C) prior to taking any such actions, the Parent Board determines in good faith, after consultation with Parent’s financial advisors and outside legal counsel, that such Parent Competing Proposal is, or would reasonably be expected to lead to, a Parent Superior Proposal and (D) prior to taking any such actions, the Parent Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(iii)            prior to, but not after, the receipt of the Parent Stockholder Approval, in response to a bona fide written Parent Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement and did not arise from a breach of the obligations set forth in this Section 7.4, if the Parent Board so chooses, the Parent Board may effect a Parent Change of Recommendation if:

(A)             the Parent Board determines in good faith after consultation with Parent’s financial advisors and outside legal counsel that such Parent Competing Proposal is a Parent Superior Proposal;

(B)              the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Parent Change of Recommendation in response to such Parent Superior Proposal would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(C)              Parent provides the Company written notice of such proposed action and the basis thereof five (5) Business Days in advance, which notice shall set forth in writing that the Parent Board intends to consider whether to take such action and include a copy of the available proposed Parent Competing Proposal and any applicable transaction and financing documents;

(D)             after giving such notice and prior to effecting such Parent Change of Recommendation, Parent negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with the Company (to the extent the Company wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Parent Board not to effect a Parent Change of Recommendation in response thereto; and

(E)              at the end of the five (5) Business Day period, prior to taking action to effect a Parent Change of Recommendation, the Parent Board takes into account any adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the notice, and determines in good faith (1) after consultation with Parent’s financial advisors and outside legal counsel, that the Parent Competing Proposal remains a Parent Superior Proposal and (2) after consultation with Parent’s outside legal counsel, that the failure to effect a Parent Change of Recommendation in response to such Parent Superior Proposal would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law; provided, that in the event of any material amendment or material modification to any Parent Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Parent Superior Proposal shall be deemed material), Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 7.4(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 7.4(e)(iii) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original five (5) Business Day notice period; and

(iv)             prior to, but not after, the receipt of the Parent Stockholder Approval, in response to a Parent Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by Parent, Parent may, if the Parent Board so chooses, effect a Parent Change of Recommendation; provided, however, that such a Parent Change of Recommendation may not be made unless and until:

(A)             the Parent Board determines in good faith after consultation with Parent’s financial advisors and outside legal counsel that a Parent Intervening Event has occurred;

(B)              the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law;

(C)              Parent provides the Company written notice of such proposed action and the basis thereof five (5) Business Days in advance, which notice shall set forth in writing that the Parent Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Parent Intervening Event;

(D)             after giving such notice and prior to effecting such Parent Change of Recommendation, Parent negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with the Company (to the extent the Company wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Parent Board not to effect a Parent Change of Recommendation in response thereto; and

(E)              at the end of the five (5) Business Day period, prior to taking action to effect a Parent Change of Recommendation, the Parent Board takes into account any adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the notice, and determines in good faith after consultation with Parent’s and outside legal counsel, that the failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the fiduciary duties owed by the Parent Board to the stockholders of Parent under applicable Law; provided, that in the event of any material changes regarding any Parent Intervening Event, Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 7.4(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 7.4(e)(iv) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original five (5) Business Day notice period.

(f)                During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Company Merger Effective Time and termination of this Agreement in accordance with Article IX, Parent shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 7.4, prior to, but not after, the time the Parent Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Parent Board may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Parent Competing Proposal, on a confidential basis, to the Parent Board and communicate such waiver to the applicable third party; provided, however, that Parent shall advise the Company at least two (2) Business Days prior to taking such action.

(g)               Notwithstanding anything to the contrary in this Section 7.4, any action, or failure to take action, that is taken by or at the direction of a director or officer of Parent or any of its Subsidiaries in violation of this Section 7.4 shall be deemed to be a breach of this Section 7.4 by Parent.

(h)               For the avoidance of doubt, this Section 7.4 shall not prohibit Parent from engaging with Eagle or its Representatives in connection with the transactions contemplated by the Parent/Eagle Merger Agreement; provided that this subsection (h) shall in no way diminish Parent’s obligations under any other provision of this Agreement.

Section 7.5           Certain SEC Filings.

(a)               Each Group Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Registration Statement, the Joint Proxy Statement and any amendments or supplements thereto.

(b)               Promptly following the date hereof, Parent shall prepare and shall use reasonable best efforts to cause to be filed with the SEC as promptly as practicable following the execution of this Agreement, (A) the Joint Proxy Statement and (B) the Registration Statement (of which the Joint Proxy Statement will be a part). The Company, Eagle and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. The Company, Eagle and Parent shall use reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after the filing as reasonably practicable and to keep the Registration Statement effective as long as is necessary to consummate the Parent/Eagle Merger and the Mergers. Parent will advise the Company promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information, and Parent, Eagle and the Company shall jointly prepare any response to such comments or requests, and Parent, Eagle agrees to permit the Company (to the extent practicable), and its counsel, to participate in all meetings and conferences with the SEC.

(c)               Parent and Eagle shall each use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions and the Parent/Eagle Merger to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or filing or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Parent and Eagle will (A) provide the other Parties with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) include in such document or response all comments reasonably and promptly proposed by the other Parties and (C) not file or mail such document or respond to the SEC prior to receiving the approval of the other Parties, which approval shall not be unreasonably withheld, conditioned or delayed.

(d)               Parent and Eagle shall make all necessary filings with respect to the Mergers and the Transactions and the Parent/Eagle Merger and the transactions related thereto under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Parent will advise the Company promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction. Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(e)               If at any time prior to the Company Merger Effective Time, any information relating to Parent, Eagle or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent, Eagle or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Eagle and the stockholders of Parent.

Section 7.6          Parent Stockholders Meeting.

(a)               Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Parent Stockholder Approval and the Parent/Eagle Merger Parent Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC and the Registration Statement is declared effective by the SEC. Except as permitted by Section 7.4(e), the Parent Board shall recommend that the stockholders of Parent approve the Parent Stock Issuance and the Eagle Stock Issuance and the Parent Board shall solicit from stockholders of Parent proxies in favor of the Parent Stock Issuance and the Eagle Stock Issuance, and the Joint Proxy Statement shall include the Parent Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to adjourn or postpone the Parent Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Joint Proxy Statement is provided to the Parent’s stockholders or (B) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting and (ii) may adjourn or postpone the Parent Stockholders Meeting if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval and the Parent/Eagle Merger Parent Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than fifteen (15) Business Days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Outside Date. If requested by the Company, Parent shall promptly provide the Company with all voting tabulation reports relating to the Parent Stockholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep the Company reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Parent’s stockholders with respect thereto. Unless there has been a Parent Change of Recommendation in accordance with Section 7.4, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Parent’s stockholders or any other Person to prevent the Parent Stockholder Approval from being obtained. Once Parent has established a record date for the Parent Stockholders Meeting, Parent shall not change such record date or establish a different record date for the Parent Stockholders Meeting without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder.

(b)               Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to Article IX, Parent agrees that its obligations to call, give notice of, convene and hold the Parent Stockholders Meeting pursuant to this Section 7.6(b) shall not be affected by the making of a Parent Change of Recommendation, and its obligations pursuant to this Section 7.6(b) shall not be affected by the commencement, announcement, disclosure, or communication to Parent of any Parent Competing Proposal or other proposal or the occurrence or disclosure of any Parent Intervening Event.

(c)               Promptly after the execution of this Agreement, Parent shall duly adopt this Agreement in its capacity as the sole stockholder of Merger Sub 1 and the sole member of Merger Sub 2 in accordance with applicable Law and the Organizational Documents of Merger Sub 1 and Merger Sub 2 and deliver to the Company evidence of its vote or action by written consent so adopting this Agreement.

Section 7.7           Access to Information.

(a)               Subject to applicable Law and the other provisions of this Section 7.7, the Company, Eagle and Parent each shall (and shall cause its Subsidiaries to), upon request by another Party, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Registration Statement, or any other statement, filing, notice or application made by or on behalf of Parent, Eagle, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. The Company shall, and shall cause each of its Subsidiaries to, afford to Parent, Eagle and their respective Representatives, during the period prior to the earlier of the Company Merger Effective Time and the termination of this Agreement, reasonable access, at reasonable times upon reasonable prior notice, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to their books, records, Contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to Parent, Eagle and their respective Representatives such information concerning its and its Subsidiaries’ business, properties, Contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of Parent or Eagle. Parent, Eagle and their respective Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the Company and its Subsidiaries of their normal duties. Notwithstanding the foregoing:

(i)                 No Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to any other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing Contract or agreement (provided, however, the Company, Eagle or Parent, as applicable, shall inform the other Parties as to the general nature of what is being withheld and the Company, Eagle and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required Consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);

(ii)              No Party shall have access to personnel records of the other Parties or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other personnel information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability;

(iii)            Each Party shall not be permitted to conduct any invasive or intrusive sampling or analysis (commonly known as a Phase II) of any environmental media or building materials at any facility of any other Party or its Subsidiaries without the prior written consent of such other Party (which may be granted or withheld in such other Party’s sole discretion); and

(iv)             No investigation or information provided pursuant to this Section 7.7 shall affect or be deemed to modify any representation or warranty made by any Party herein and no Party shall, and each Party shall cause their respective Representatives to not, use any information obtained pursuant to this Section 7.7 for any purpose unrelated to the evaluation, negotiation or consummation of the Transactions.

(b)               The Confidentiality Agreement dated as of August 1, 2019 between Parent and the Company (as amended, the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. All information provided to any Party or its Representative pursuant to or in connection with this Agreement is deemed to be “Evaluation Material” as defined under the Confidentiality Agreement. From and after the date of this Agreement until the earlier of the Company Merger Effective Time and termination of this Agreement in accordance with Article IX, each Party shall continue to provide access to the other Party and its Representatives to the electronic data room relating to the Transactions maintained by or on behalf of it to which the other Party and its Representatives were provided access prior to the date of this Agreement.

(c)               Parent or Eagle, as applicable, shall provide the Company with notice in writing (e-mail is acceptable) promptly but in no event later than 24 hours after first becoming aware of (i) any breach by Parent or Eagle, respectively, of any representation, warranty, covenant or other agreement contained in the Parent/Eagle Merger Agreement that would give rise to the failure, or any event or circumstance that, with the passage of time, is reasonably likely to result in a failure of any condition to closing set forth in Article VII of the Parent/Eagle Merger Agreement, (ii) any failure of any condition to closing set forth in Article VII of the Parent/Eagle Merger Agreement, (iii) any waiver by Parent or Eagle, respectively, of any condition to closing set forth in Article VII of the Parent/Eagle Merger Agreement, (iv) any breach by Parent or Eagle, respectively, of any representation, warranty, covenant or other agreement contained in the this Agreement that would give rise to the failure, or any event or circumstance that, with the passage of time, is reasonably likely to result in a failure of any condition to Closing set forth in Article VIII of the this Agreement, and (v) any failure of any condition to Closing set forth in Article VIII of this Agreement. The Company shall provide Parent and Eagle with notice in writing (e-mail is acceptable) promptly but in no event later than 24 hours after first becoming aware of (A) any breach by the Company of any representation, warranty, covenant or other agreement contained in the this Agreement that would give rise to the failure, or any event or circumstance that, with the passage of time, is reasonably likely to result in a failure of any condition to Closing set forth in Article VIII of the this Agreement, and (B) any failure of any condition to Closing set forth in Article VIII of this Agreement.

(d)               To the extent not covered by Section 7.7(c) above, Parent shall promptly provide to the Company any material notices, communications or other information provided by Eagle to Parent pursuant to Section 6.16(b) of the Parent/Eagle Merger Agreement.

Section 7.8           HSR and Other Approvals.

(a)               Parent, Eagle and each Group Company shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable, including under any applicable Laws, to consummate and make effective the Transactions, including (i) the prompt preparation and filing of all forms, notifications, declarations, registrations, notices and other submissions required to be filed with any Governmental Entity prior to the consummation of the Transactions, (ii) the satisfaction of the conditions to consummating the Transactions, (iii) taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any Consent, clearance, authorization, order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information and documentary material required or requested under the HSR Act or any other Antitrust Laws) required to be obtained or made by Parent, Eagle, any Group Company or any of their respective Subsidiaries in connection with or that are necessary to consummate the Transactions, (iv) taking reasonable actions to defend any Proceedings challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed and (v) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, in no event shall any Group Company, Parent, Eagle or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, Consent or waiver to effectuate the Transactions. In the event that any litigation, administrative or judicial action or other proceeding is commenced challenging the Transactions, the Parties shall cooperate with each other and use their respective reasonable best efforts to contest and resist any such litigation, action or Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions. Additionally, Parent and each Group Company shall use reasonable best efforts to fulfill all conditions precedent to the Transactions and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any Consent, clearance, authorization, order or approval from any Governmental Entity necessary to be obtained prior to Closing. To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Transactions, the Parties shall use reasonable best efforts to effect such transfers.

(b)               Parent and each Group Company shall each keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all required Consents, clearances, authorizations, orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 7.8. In that regard, each Party shall promptly consult with the other Parties to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other Party (or its counsel) copies of), all filings, notices or other submissions made by such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions. Each Party shall promptly inform the other Party, and if in writing, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party orally of) any material communication from any Governmental Entity regarding the Transactions, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed written or oral communication with any such Governmental Entity. If any Party or any Representative of such Party receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such Party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other Parties, an appropriate response in substantial compliance with such request. None of Parent, Eagle or any Group Company shall participate in any meeting or teleconference with any Governmental Entity where material issues would likely be discussed in connection with this Agreement and the Transactions unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity, gives the other Parties the opportunity to attend and participate thereat. Each Party shall furnish the other Parties with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Transactions, and furnish the other Parties with such necessary information and reasonable assistance as the other Parties may reasonably request in connection with its preparation of necessary filings, notices or other submissions of information or documents to any such Governmental Entity; provided, however, that materials provided pursuant to this Section 7.8 may be redacted (i) to remove references concerning the valuation of the Group Companies, Parent, the Transaction or other confidential or competitively sensitive information, (ii) as necessary to comply with contractual requirements and (iii) as necessary to address reasonable privilege waiver risks.

(c)               The Group Companies and Parent shall file, as promptly as practicable, but in any event no later than fifteen (15) Business Days after the date of this Agreement, the notification and report forms required under the HSR Act. In the event that the Parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the Parties will use their respective reasonable best efforts to respond to such Second Request as promptly as practicable, and counsel for both Parties will closely cooperate during the entirety of any such Second Request review process; provided, however, the final determination as to the appropriate course of action shall be made by Parent.

Section 7.9           Employee Matters.

(a)               Between the date hereof and the Company Merger Effective Time, the Company shall (and the Company shall cause its Subsidiaries to) make reasonably available to Parent the employees of the Company and its Subsidiaries so that Parent may interview such employees and evaluate their roles and responsibilities with the Company and its Subsidiaries, including with respect to potential promotions, transfers, or job eliminations following the Closing.

(b)               The Parties agree that for a period of 12 months following the Closing Date, each employee who is employed as of the Closing Date by the Company or a Subsidiary thereof and who continues to be so employed as of immediately following the Closing Date (each, a “Company Employee”) shall be provided with (i) annual base salary or base wage rate, and annual cash bonus opportunities that are no less favorable than the Company Employees annual base salary or base wage rate, and annual cash bonus opportunities as of the Company Merger Effective Time, and (ii) other employee benefits that are, in the aggregate, substantially comparable to those in effect for similarly situated employees of Parent and its Subsidiaries. In addition, a Company Employee whose employment is involuntarily terminated other than for cause within the period of 12 months following the Closing Date (or such longer change in control coverage period as required under the applicable Company Benefit Plan) shall be provided with severance benefits (subject to satisfying any applicable release requirements) that are no less favorable than those in effect for such Company Employee immediately prior to the Closing Date.

(c)               Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, to honor their respective obligations under all employment, severance, change in control, retention and other agreements, if any, between the Company (or a Subsidiary thereof) and a Company Employee, including, but not limited to, those Company Benefit Plans set forth on Schedule 6.7(d) of the Company Disclosure Letter, it being understood that the foregoing shall not be construed to limit any amendments or terminations otherwise permitted by the terms of the applicable agreements.

(d)               From and after the Company Merger Effective Time, as applicable, the Parties shall, or shall cause the Surviving Corporation and its Subsidiaries, to take commercially reasonable efforts to credit the Company Employees for purposes of vesting, eligibility, severance and benefit accrual under the Parent Benefit Plans and the Company Benefit Plans, as applicable, (other than for any purposes with respect to any “defined benefit plan” as defined in Section 3(35) of ERISA, retiree medical benefits or disability benefits or to the extent it would result in a duplication of benefits or compensation for the same period of service) in which the Company Employees participate, for such Company Employees’ service with the Company and its Subsidiaries (and any predecessor entities), as applicable, to the same extent and for the same purposes that such service was taken into account under a corresponding Company Benefit Plan in effect immediately prior to the Closing Date, to the extent that such credit does not result in duplicate benefits.

(e)               The Parties shall, or shall cause the Surviving Corporation and its Subsidiaries, to take commercially reasonable efforts to (i) waive any limitation on health coverage of any Company Employees or any of their covered, eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable Parent Benefit Plan to the extent such Company Employee or covered, eligible dependents are covered under an analogous Company Benefit Plan, as applicable, immediately prior to the Closing Date, and such conditions, periods or requirements are satisfied or waived under such Parent Benefit Plan and (ii) give each Company Employee credit for the plan year in which the Closing Date occurs towards applicable copayments, deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing Date for which payment has been made, in each case, to the extent permitted by the applicable insurance plan provider and only to the extent such copayments, deductibles or limits for medical expenses were satisfied or did not apply under the analogous Company Benefit Plan in effect immediately prior to the Closing Date.

(f)                Prior to the Closing Date, if requested by Parent in writing at least three (3) days before the Closing, the Company shall cause the Company and its Subsidiaries to take all necessary and appropriate actions to cause (i) each Company Benefit Plan intended to be qualified under Section 401(a) of the Code (the “Company 401(k) Plan”) to be terminated and (ii) all participants to cease participating under the Company 401(k) Plan, in each case, effective no later than the Business Day preceding the Closing Date; provided, however, that such actions may be contingent upon Closing. The Company shall provide Parent with an advance copy of all documentation necessary to effect this Section 7.9(f) and a reasonable opportunity to comment thereon prior to the adoption or execution thereof. In the event the Company 401(k) Plan is terminated as set forth in the preceding sentence, as soon as administratively practicable following the Company Merger Effective Time, Parent shall take any and all reasonable actions as may be reasonably required, including amendments to a defined contribution retirement plan intended to be qualified under Section 401(a) of the Code designated by Parent (the “Parent 401(k) Plan”) to (A) cause the Parent 401(k) Plan to accept any “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in the form of cash and/or loan promissory notes in an amount equal to the full account balance distributed or distributable to such Company Employee from the Company 401(k) Plan to the Parent 401(k) Plan and (B) cause each Company Employee to become a participant in the Parent 401(k) Plan as of the Closing Date (subject to any applicable eligibility requirements, but giving effect to the service crediting provisions of Section 7.9(d)).

(g)               Nothing in this Agreement shall constitute an establishment or termination of, or an amendment to, or be construed as establishing, terminating or amending, any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries. The provisions of this Section 7.9 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or other current or former employee of the Company, Parent or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any third party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 7.9) under or by reason of any provision of this Section 7.9. Nothing in this Section 7.9 is intended to (i) prevent Parent, the Surviving Corporation or any of their Affiliates from terminating the employment or service of any Person, including a Company Employee, at any time and for any reason, (ii) provide any Person any right to employment or service or continued employment or service with Parent or any of its Subsidiaries (including following the Company Merger Effective Time, the Surviving Corporation) or any particular term or condition of employment or service, or (iii) prevent Parent, the Surviving Corporation or any of their Affiliates from terminating, revising or amending any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries.

Section 7.10       Indemnification; Directors’ and Officers’ Insurance.

(a)               Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from the Company Merger Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless, in the same manner as provided by Parent or the Company, as applicable, immediately prior to the date of this Agreement, each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Company Merger Effective Time, a director or officer of Parent, the Company or any of their respective Subsidiaries or who acts as a fiduciary under any Parent Benefit Plan or Company Benefit Plan, in each case, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director or officer of Parent, the Company or any of their respective Subsidiaries, a fiduciary under any Parent Benefit Plan or Company Benefit Plan or is or was serving at the request of Parent, the Company or any of their respective Subsidiaries as a director, officer, employee or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, but not after, the Company Merger Effective Time and whether asserted or claimed prior to, but not after, the Company Merger Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith, including but not limited to expenses for the retention of the Company’s regularly engaged legal counsel or other counsel satisfactory to them, in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Company Merger Effective Time), (i) the Indemnified Persons may retain the Company’s regularly engaged legal counsel or other counsel satisfactory to them, and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Parent and the Surviving Corporation shall use its best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 7.10, upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 7.10 except to the extent such failure materially prejudices such Party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent or Surviving Corporation under this Section 7.10, such Indemnified Person shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Parent, Surviving Corporation or the Indemnified Person within the last three (3) years.

(b)               Parent and the Surviving Corporation agree that, until the six (6) year anniversary date of the Company Merger Effective Time, that neither Parent nor the Surviving Corporation shall amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Corporation or its Subsidiaries in any manner that would affect (or manage the Surviving Corporation or its Subsidiaries, with the intent to or in a manner that would) adversely the rights thereunder or under the Organizational Documents of the Surviving Corporation or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, fulfill and honor any indemnification, expense advancement or exculpation agreements between Parent, the Company or any of their respective Subsidiaries and any of their respective directors or officers existing and in effect immediately prior to the Company Merger Effective Time.

(c)               Parent and the Surviving Corporation shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 7.10(a), relating to the enforcement of such Indemnified Person’s rights under this Section 7.10 or under any charter, bylaw or Contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d)               Parent and the Surviving Corporation will cause to be put in place, and Parent shall fully prepay immediately prior to the Company Merger Effective Time, “tail” insurance policies with a claims reporting or discovery period of at least six (6) years from the Company Merger Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as Parent’s or the Company’s current insurance carrier, as applicable, with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as Parent’s or the Company’s existing policies, as applicable, with respect to matters, acts or omissions existing or occurring at, prior to, or after, the Company Merger Effective Time; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by Parent or the Company, as applicable, for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(e)               In the event that Parent, the Surviving Corporation or any of their Subsidiaries or any of their respective successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.10. The provisions of this Section 7.10 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 7.10, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 7.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of Parent, the Company or any of their respective Subsidiaries, or under any applicable Contracts or Law. Parent and the Surviving Corporation shall pay all expenses, including reasonable and documented attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 7.10.

Section 7.11       Transaction Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced or, to the knowledge of any Group Company or Parent, as applicable, threatened, that questions the validity or legality of the Transactions or the Parent/Eagle Merger, or seeks damages or an injunction in connection therewith, including stockholder litigation (“Transaction Litigation”), each of the Company, Eagle or Parent, as applicable, shall promptly notify the other parties of such Transaction Litigation and shall keep the other parties reasonably informed with respect to the status thereof. Each Party shall give the other Party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation (at such Party’s cost) and shall consider in good faith, acting reasonably the other Party’s advice with respect to such Transaction Litigation; provided that the Party that is subject to such Transaction Litigation shall not offer or agree to settle any Transaction Litigation without the prior written consent of the other Party (which shall not be unreasonably withheld, conditioned or delayed).

Section 7.12       Section 280G. Prior to the Closing Date, the Company shall use commercially reasonable efforts to obtain a waiver from each individual who could be a “disqualified individual” (within the meaning of Section 280G of the Code) and who could receive payments that could constitute “parachute payments” under Section 280G of the Code. Prior to the Closing Date, the Company shall use its commercially reasonable efforts to seek the approval of the stockholders of the Company in accordance with Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to payments and/or benefits that, in the absence of the executed waivers by the affected disqualified individuals, might otherwise, separately or in the aggregate, result in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code. Prior to the Closing, the Company shall deliver to Parent evidence that a vote of the Company’s stockholders who are entitled to vote was solicited in accordance with the foregoing provisions of this Section 7.12 and that either (a) the requisite number of stockholder votes was obtained with respect to the waived payments and benefits, or (b) that such approval was not obtained, and, as a consequence, such waived payments and benefits shall not be made or provided to the applicable disqualified individual. The form and substance of all stockholder approval documents contemplated by this Section 7.12, including the waivers, shall be subject to the prior reasonable review and comment by Parent.

Section 7.13       Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. No Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the other Party. Notwithstanding the foregoing, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law, (b) required by the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded or (c) consistent with the final form of the joint press release announcing the Mergers and the investor presentation given to investors on the morning of announcement of the Mergers; provided, in the case of clauses (a) and (b), such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; and provided, however, that no provision in this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees and Parent shall not be required by any provision of this Agreement to consult with or obtain any approval from any Group Company with respect to a public announcement or press release issued in connection with the receipt and existence of a Parent Competing Proposal and matters related thereto or a Parent Change of Recommendation other than as set forth in Section 7.4.

Section 7.14       Control of Business. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Company Merger Effective Time. Prior to the Company Merger Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 7.15       Transfer Taxes. To the extent any Transfer Taxes are imposed with respect to the Company Merger, such Transfer Taxes shall be borne by the Surviving Corporation. The Parties will cooperate, in good faith, in the filing of any Tax Returns with respect to such Transfer Taxes and the minimization, to the extent reasonably permissible under applicable Law, of the amount of any such Transfer Taxes.

Section 7.16       Reasonable Best Efforts; Notification.

(a)               Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VII, upon the terms and subject to the conditions set forth in this Agreement (including Section 7.3), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Mergers and the other Transactions.

(b)               Subject to applicable Law and as otherwise required by any Governmental Entity, the Company, Eagle and Parent each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent, Eagle or the Company, as applicable, or any of its Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions (including those alleging that the approval or consent of such Person is or may be required in connection with the Transactions).

Section 7.17       Stock Exchange Listing. Parent shall take all action necessary to cause the Parent Common Stock to be issued in the Company Merger to be approved for listing on the NYSE prior to the Company Merger Effective Time, subject to official notice of issuance.

Section 7.18       Tax Matters. Each of Parent and the Company will use (and will cause each of its Affiliates to use) reasonable best efforts to cause the Integrated Mergers, taken together, to qualify for the Reorganization Treatment. Parent and the Company will cooperate with one another and their respective Tax advisors in connection with the issuance to Parent or the Company of any opinion relating to the Reorganization Treatment of the Integrated Mergers, including using reasonable best efforts to deliver to the relevant Tax advisor a certificate (dated as of the necessary date and signed by an officer of Parent or the Company, or their respective affiliates, as applicable) containing such customary representations as are reasonably necessary or appropriate for such purposes. Each of Parent and the Company will notify the other Party promptly after becoming aware of any reason to believe that the Integrated Merger, taken together, may not qualify for the Reorganization Treatment. This Agreement is intended to constitute and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a). The relevant Parties shall treat the Integrated Mergers, taken together, as qualifying for the Reorganization Treatment for U.S. federal, state and other relevant income Tax purposes, shall file all their Tax Returns consistent with the Reorganization Treatment and, except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a)(1) of the Code, take no Tax position inconsistent with the Reorganization Treatment.

Section 7.19       Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

Section 7.20       Obligations of Parent Parties. Parent shall take all action necessary to cause Merger Sub 1, Merger Sub 2, the Surviving Corporation and the Surviving Entity to perform their respective obligations under this Agreement and, with respect to Merger Sub 1 and Merger Sub 2, to consummate the transactions contemplated hereby, including the Mergers, upon the terms and subject to the conditions set forth in this Agreement.

Section 7.21       Prepayment of Company Credit Facility. To the extent that Debt Financing or Replacement Financing are obtained prior to Closing, the Company and its Subsidiaries shall deliver to Parent at least three (3) Business Days prior to the Closing Date a copy of a payoff letter in form reasonably satisfactory to Parent, setting forth the total amounts payable pursuant to the Company Credit Facility to fully satisfy all principal, interest, fees, costs, and expenses owed to each holder of Indebtedness under the Company Credit Facility as of the anticipated Closing Date (and the daily accrual thereafter), together with appropriate wire instructions, and the agreement from the administrative agent under the Company Credit Facility that upon payment in full of all such amounts owed to such holder, all Indebtedness under the Company Credit Facility shall be discharged and satisfied in full, the Loan Documents (as defined in the Company Credit Facility) shall be terminated with respect to the Company and its Subsidiaries that are borrowers or guarantors thereof (or the assets or equity of which secure such Indebtedness) and all liens on the Company and its Subsidiaries and their respective assets and equity securing the Company Credit Facility shall be released and terminated, together with any applicable documents necessary to evidence the release and termination of all liens on the Company and its Subsidiaries and their respective assets and equity securing, and any guarantees by the Company and its Subsidiaries in respect of, such Company Credit Facility.

Section 7.22       Financing.

(a)            Financing Cooperation.

(i)                 Prior to the Closing Date, the Company shall use its commercially reasonable efforts to provide and to cause it Subsidiaries to provide, the Parent such cooperation as may be reasonably requested by the Parent with respect to the arrangement of Debt Financing and/or Replacement Financing; provided that such requested cooperation does not unreasonably interfere with operations of the Company or its Subsidiaries or its or their respective assets and that any information requested by the Parent is reasonably available to the Company or any of its Affiliates or its or their Representatives. Such cooperation shall include, without limitation, using commercially reasonable efforts to (i) provide historical financial information, lease operating statements and reserve engineering reports and other similar information prepared in the ordinary course of business relating to the Company’s assets and all updates thereto and provide reasonable assistance to the Parent in connection with the preparation of pro forma financial information to be included in any marketing materials to be used in connection with any Debt Financing and/or Replacement Financing, (ii) provide information reasonably requested by the Parent for its preparation of customary materials for bank information memoranda, offering prospectuses and documents, marketing materials, rating agency presentations and similar customary documents reasonably required in connection with the Debt Financing and/or Replacement Financing, and identify any information contained therein that would constitute material, non-public information with respect to the Company or its securities or any of its assets for purposes of foreign, United States federal or state securities laws, (iii) cause the independent accountants of the Company to provide reasonable assistance to the Parent, consistent with their professional practice, including by participating in accounting due diligence sessions (if reasonably requested by the Debt Financing Sources and/or sources of the Replacement Financing), to provide their consent to use of their audit reports relating to the Company’s assets (if applicable) on customary terms and to deliver a customary comfort letter covering items reasonably requested by the Debt Financing Sources (and/or sources providing the Replacement Financing) in any offering memorandum or prospectus relating to a Debt Financing and/or Replacement Financing, (iv) reasonably cooperate in satisfying the covenants and conditions precedent to any Debt Financing and/or Replacement Financing to the extent such covenants and conditions require the cooperation of the Company, its Affiliates or its or their representatives, (v) furnish all documentation and other information required by governmental authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001 and (vi) reasonably facilitate the Parent’s preparation of the documentation necessary to pledge and mortgage the Company’s assets that will be collateral under the Debt Financing and/or Replacement Financing, including, without limitation, to reasonably assist the Parent in its preparation of disclosure schedules relating to the Company’s assets in connection with Debt Financing and/or Replacement Financing; provided, however, that no such collateral or mortgage documents shall be affective prior to the Company Merger Effective Time.

(ii)              From and after the date of this Agreement, the Company shall, and shall cause its Representatives to, use reasonable best efforts to (i) prepare and deliver to Parent (A) audited consolidated balance sheets and related statements of income and cash flows of the Company and its Subsidiaries at and for the years ended December 31, 2020, and December 31, 2019, together with the related executed audit opinion of the independent public accountants of the Company (the “Company Audited Financial Statements”), as promptly as practical (and in no event no later than July 2, 2021), (B) (I) audited balance sheets of CPR OpCo and its Subsidiaries as of December 31, 2020, (II) audited income statements, statements of cash flows of CPR OpCo and its Subsidiaries, on a consolidated basis, for the fiscal year ended December 31, 2020, and (III) unaudited statement of income and cash flows of the Company and its Subsidiaries at and for the year ended December 31, 2018 (the “Company Additional Financial Statements”), as promptly as practical (in no event later than June 11, 2021 (with respect to clauses (I) and (II)) and July 2, 2021 (with respect to clause (III)), (C) unaudited consolidated balance sheets and related statements of income and cash flows of the Company and its Subsidiaries at and for the fiscal quarter ended March 31, 2021 (the “Company First Quarter Financial Statements” and, together with the Company Audited Financial Statements and the Company Additional Financial Statements, the “Company Required Financial Statements”), as promptly as practical (and in no event no later than July 2, 2021), and (D) unaudited consolidated balance sheets and related statements of income and cash flows of the Company and its Subsidiaries at and for each subsequent fiscal quarter that ends prior to the Company Merger Effective Time (the “Interim Company Financial Statements”), as promptly as practical (and in no event no later than 40 days following the end of such fiscal quarter), in each case in such form as may be (1) required by any applicable securities laws to be filed with the SEC by Parent as a result of the Transactions and (2) reasonably requested by Parent’s financing sources to be included in bank books and similar documents or as is otherwise customary for transactions of the type contemplated by the Debt Financing; (ii) provide such direction and assistance as is reasonably required to support the needs of the independent public accountants of the Company, including (A) executing and delivering management representation letters as reasonably required by the independent public accountants of the Company, (B) providing prepared relevant financial statements to be the subject of the audit, (C) providing all reasonably required supporting accounting records and (D) providing reasonable access to relevant systems, files and persons; and (iii) causing the independent public accountants of the Company to provide to Parent no later than the date on which such audited financial statements must be filed with the SEC any consent necessary to the filing of such financial statements with the SEC and any such customary representation letters as are necessary in connection therewith.

(b)           Senior Credit Facilities. The Company and Parent shall use their respective reasonable best efforts to procure (including in the event that the borrowing base under the Parent Credit Facility is reduced on or prior to the Closing Date (a “Borrowing Base Redetermination”)), through the amendment or restatement of the Parent Credit Facility, arrangement of Debt Financing, through a new credit facility, or any combination of the foregoing, senior secured debt financing on terms reasonably acceptable to Parent, Eagle and Company in an amount sufficient for the combined company’s liquidity needs and in an amount of not less than $700,000,000 (in the case of the amended or restated Parent Credit Facility, the aggregate borrowing base and available commitments (drawn and undrawn) thereunder shall be increased so that the total borrowing base and available commitments thereunder after giving effect to such amendment or restatement are in an amount sufficient for the combined company’s liquidity needs and in an amount not less than $700,000,000) (“Replacement Financing”).

Section 7.23       Derivative Contracts; Hedging Matters.

(a)               The Company shall use commercially reasonable efforts to assist Parent, its Affiliates and its and their Representatives in the amendment, assignment or novation of any Derivative Transaction (including any commodity hedging arrangement or related Contract) of the Company or any of its Subsidiaries, in each case, on terms that are reasonably requested by Parent and effective at and conditioned upon the Closing.

(b)               Between the date hereof and the Company Merger Effective Time, (i) each of the Company and Parent shall use commercially reasonable efforts to comply with any hedging requirements under the Company Credit Facility and the Parent Credit Facility, respectively, and (ii) each of the Company and Parent shall notify the other Party promptly following any changes to its hedge positions.

Section 7.24       Transfer Agent Acknowledgement. Prior the Closing, Parent will instruct the Transfer Agent to create a book-entry account for the Company (or, as applicable, its designees) and, effective at the Closing, to credit the Company’s (or, as applicable, the Company’s designees) account with the number of shares of Parent Common Stock equal to the Merger Consideration as set forth in the closing statement. Effective at the Closing, Parent will issue the shares of Parent Common Stock equal to the Merger Consideration as set forth in the closing statement to the Company or, as applicable, its designees in the amount set forth in the written notice.

Section 7.25       Registration Rights Agreement. Concurrent with the Closing, Parent, the Company Designated Holder and certain other parties identified therein shall enter into the Registration Rights Agreement.

Section 7.26       Cooperation. The Parties shall cooperate with respect to the matters described in Schedule 7.26.

Article VIII
CONDITIONS PRECEDENT

Section 8.1           Conditions to Each Party’s Obligation to Consummate the Company Merger. The respective obligation of each Party to consummate the Company Merger is subject to the satisfaction at or prior to the Company Merger Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a)          Stockholder Approvals. (i) The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company and (ii) the Parent Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of Parent.

(b)           Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(c)           No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Transactions, including the Company Merger, and no Law shall have been adopted that makes consummation of the Transactions, including the Company Merger, illegal or otherwise prohibited.

(d)               Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e)               NYSE Listing. The shares of Parent Common Stock issuable to the holders of shares of Company Common Stock to be issued pursuant to this Agreement shall have been authorized for listing on the NYSE, upon official notice of issuance.

(f)                Parent/Eagle Merger Agreement. The closing of the transactions contemplated by the Parent/Eagle Merger Agreement shall have occurred, or shall occur substantially concurrently with the Closing.

Section 8.2          Additional Conditions to Obligations of the Parent Parties. The obligations of the Parent Parties to consummate the Company Merger are subject to the satisfaction at or prior to the Company Merger Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a)               Representations and Warranties of the Group Companies. (i) The representations and warranties of the Group Companies set forth in the first sentence of Section 4.1 (Organization, Standing and Power), Section 4.2(a) (Capital Structure), Section 4.2(b) (Capital Structure), the third and fifth sentences of Section 4.2(c) (Capital Structure), Section 4.3(a) (Authority, No Violations, Consents and Approvals) and Section 4.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 4.2(a), Section 4.2(b) and the third and fifth sentences of Section 4.2(c), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of the Group Companies set forth in Section 4.2(c) (Capital Structure) (except for the second sentence of Section 4.2(c)) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct all material respects only as of such date or period of time), and (iii) all other representations and warranties of the Group Companies set forth in Article IV shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               Performance of Obligations of the Group Companies. The Group Companies shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Company Merger Effective Time.

(c)               Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of each Group Company, dated the Closing Date, confirming that the conditions in Sections 8.2(a) and 8.2(b) have been satisfied.

(d)               Delivery of Financial Statements. The Company Required Financial Statements and the Interim Company Financial Statements shall have been delivered to Parent.

(e)               Elimination of Shareholder Loan. The Company shall have received from its sole shareholder an assignment of all outstanding loans by such shareholder to the Company as a contribution in respect of its capital stock, or otherwise obtained the cancellation of all of its outstanding indebtedness owing to any Person.

Section 8.3          Additional Conditions to Obligations of the Group Companies. The obligation of the Group Companies to consummate the Company Merger is subject to the satisfaction at or prior to the Company Merger Effective Time of the following conditions, any or all of which may be waived exclusively by the Group Companies, in whole or in part, to the extent permitted by applicable Law:

(a)               Representations and Warranties of the Parent Parties. (i) The representations and warranties of the Parent Parties set forth in the first sentence of Section 5.1 (Organization, Standing and Power), Section 5.2(a) (Capital Structure), the second sentence, fifth sentence and seventh sentence of Section 5.2(b) (Capital Structure), Section 5.3(a) (Authority, No Violations, Consents and Approvals), and Section 5.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 5.2(a) and the second sentence, fifth sentence and seventh sentence of Section 5.2(b) for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Parent set forth in Section 5.2(b) (Capital Structure) (except for the third sentence of Section 5.2(b)) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of the Parent Parties set forth in Article V shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Parent Material Adverse Effect”) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)               Representations and Warranties of Eagle. (i) The representations and warranties of Eagle set forth in the first sentence of Section 6.1 (Organization, Standing and Power), Section 6.2(a) (Capital Structure), the third and fifth sentences of Section 6.2(c) (Capital Structure), Section 6.3(a) (Authority, No Violations, Consents and Approvals), and Section 6.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 6.2(a) and the third and fifth sentences of Section 6.2(c), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Eagle set forth in Section 6.2(c) (Capital Structure) (except for the second sentence of Section 6.2(c)) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct all material respects only as of such date or period of time), and (iii) all other representations and warranties of Eagle set forth in Article VI shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Eagle Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, an Eagle Material Adverse Effect.

(c)               Performance of Obligations of the Parent Parties. The Parent Parties each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Company Merger Effective Time.

(d)               Parent/Eagle Merger Agreement. Neither Parent nor Eagle shall have waived any of the conditions to the closing of the transactions set forth in Article VII of the Parent/Eagle Merger Agreement in a manner materially adverse to the Company or its stockholder.

(e)               Compliance Certificates. The Company shall have received (i) a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 8.3(a), Section 8.3(c) and 8.3(d) have been satisfied and (ii) a certificate of Eagle signed by an executive officer of Eagle, dated the Closing Date, confirming that the conditions in Sections 8.3(b)and 8.3(d) have been satisfied.

Section 8.4           Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Company Merger or for terminating this Agreement, on the failure of any condition set forth in Sections 8.1, 8.2, or 8.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

Article IX
TERMINATION

Section 9.1          Termination. This Agreement may be terminated and the Mergers and the other Transactions may be abandoned at any time prior to the Company Merger Effective Time, whether (except as expressly set forth below) before or after the Parent Stockholder Approval has been obtained:

(a)           by mutual written consent of the Company and Parent;

(b)           by either the Company or Parent:

(i)                 if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of any of the Mergers and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of any of the Mergers illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the primary cause of or resulted in the action or event described in this Section 9.1(b)(i) occurring;

(ii)              if the Mergers shall not have been consummated on or before 5:00 p.m. Denver, Colorado time, on December 6, 2021 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Mergers to occur on or before such date;

(iii)            in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 8.2(a), Section 8.2(b), Section 8.3(a), Section 8.3(b) or Section 8.3(c), as applicable (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured by the earlier of (i) thirty (30) days after the giving of written notice to the breaching Party of such breach and (ii) two (2) Business Days prior to the Outside Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement and, with respect to the Company, no Company Designated Holder is in material breach of its obligations under the applicable Company Support Agreement; or

(iv)             if the Parent Stockholder Approval shall not have been obtained upon a vote at a duly held Parent Stockholders Meeting;

(c)            by the Company:

(i)                 prior to, but not after, the time the Parent Stockholder Approval is obtained, if the Parent Board shall have effected a Parent Change of Recommendation (whether or not such Parent Change of Recommendation is permitted by this Agreement); or

(ii)              if any waiver described in Section 8.3(d) has been provided by Parent or Eagle.

(d)           by Parent:

(i)                 if the Company Required Financial Statements are not delivered by the Company to Parent by July 2, 2021; or

(ii)              if the audited financial statements of CPR OpCo for December 31, 2020 as delivered by the Company to Parent is materially different in an adverse manner from the corresponding unaudited financial statements of CPR OpCo for December 31, 2020 included in the Company Financial Statements, provided that, for the avoidance of doubt, any changes associated with a going concern qualification included in such audited financial statements shall be deemed not to be material for purposes of this clause (ii);

and, provided, further, that termination by Parent under Section 9.1(d)(i) is conditioned upon Parent delivering notice of termination prior to the filing with the SEC of the Joint Proxy Statement and that termination by Parent under Section 9.1(d)(ii) is conditioned upon Parent delivering notice of termination no later than five Business Days after the event giving rise to Parent’s termination rights thereunder.

Section 9.2          Parent/Eagle Merger Agreement. This Agreement shall be terminated, automatically, without any further action of any Party, if the Parent/Eagle Merger Agreement is terminated for any reason.

Section 9.3          Notice of Termination; Effect of Termination.

(a)               A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and, if made in accordance with this Agreement, any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b)               In the event of termination of this Agreement by any Party as provided in Section 9.1 or Section 9.2, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 9.3, Section 7.7(b), Section 9.4 and Article I and Article X (and the provisions that substantively define any related defined terms not substantively defined in Article I); provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of this Agreement or fraud.

Section 9.4          Expenses and Other Payments.

(a)               Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Mergers shall be consummated, except that all filing fees paid in respect of the filings under the HSR Act in connection with the Mergers shall be borne equally by Parent, the Company and Eagle.

(b)               If the Company terminates this Agreement pursuant to Section 9.1(c)(i) (Parent Change of Recommendation), then Parent shall pay the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company, subject to Section 9.4(g), no later than three (3) Business Days after notice of termination of this Agreement.

(c)               If the Parent/Eagle Merger Agreement terminates or is terminated pursuant to its terms and either Parent receives a termination fee from Eagle or Eagle receives a termination fee from Parent (in either case pursuant to Section 8.3 of the Parent/Eagle Merger Agreement), then Parent shall pay the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company, subject to Section 9.4(g), no later than three (3) Business Days after notice of termination of this Agreement.

(d)               If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 9.1(b)(iv) (Failure to Obtain Parent Stockholder Approval), and on or before the date of any such termination a Parent Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven (7) Business Days prior to the Parent Stockholders Meeting or (B) Parent terminates this Agreement pursuant to Section 9.1(b)(ii) (Outside Date) at a time when the Company would be permitted to terminate this Agreement pursuant to Section 9.1(b)(iii) (Parent Terminable Breach) or the Company terminates this Agreement pursuant to Section 9.1(b)(iii) (Parent Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Parent Competing Proposal shall have been announced, disclosed or otherwise communicated to the Parent Board and not withdrawn without qualification at least seven (7) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Parent Competing Proposal (or publicly approves or recommends to the stockholders of Parent or otherwise does not oppose, in the case of a tender or exchange offer, a Parent Competing Proposal) or consummates a Parent Competing Proposal, then Parent shall pay the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company, subject to Section 9.4(g), no later than three (3) Business Days after the earliest event to occur in clause (ii) hereof. For purposes of this Section 9.4(d), any reference in the definition of Parent Competing Proposal to “15%” shall be deemed to be a reference to “more than 50%”.

(e)               If Parent (i) terminates this Agreement pursuant to Section 9.1(b)(iii) (Company Terminable Breach) or the Company terminates this Agreement pursuant to Section 9.1(b)(ii) (Outside Date) at a time when Parent would be permitted to terminate this Agreement pursuant to Section 9.1(b)(iii) (Company Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Company Alternative Proposal shall have been announced, disclosed or otherwise communicated to the Company Board and not withdrawn without qualification at least seven (7) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Alternative Proposal (or publicly approves or recommends to the stockholders of the Company or otherwise does not oppose, in the case of a tender or exchange offer, a Company Alternative Proposal) or consummates a Company Alternative Proposal, then the Company shall pay Parent the Company Termination Fee in cash by wire transfer of immediately available funds to an account designated by Parent, no later than three (3) Business Days after the earliest event to occur in clause (ii) hereof.  For purposes of this Section 9.4(e), any reference in the definition of Company Alternative Proposal to “15%” shall be deemed to be a reference to “more than 50%”.

(f)                For purposes of this Agreement, (i) the term “Company Termination Fee” means $37,500,000, and (ii) the term “Parent Termination Fee” means $37,500,000; provided, that the Parent Termination Fee shall be reduced to $15,000,000 if a termination fee is also paid by Parent or Eagle under the Parent/Eagle Merger Agreement. Notwithstanding the foregoing, to the extent a Parent Termination Fee is required to be paid while the Parent/Eagle Merger Agreement is still in effect, Parent shall only be obligated to initally pay the Company $15,000,000. Thereafter, only upon the consummation of the Parent/Eagle Merger or the termination of the Parent/Eagle Merger Agreement where neither Parent nor Eagle pays the other a termination fee, Parent shall be required to pay the remaining $22,500,000 to the Company.

(g)               In no event shall Parent be entitled to receive more than one payment of the Company Termination Fee. In no event shall the Company be entitled to receive more than one payment of the Parent Termination Fee, except as provided in Section 9.4(g) and only up to $37,500,000. The Parties agree that the agreements contained in this Section 9.4 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 9.4, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in this Section 9.4 and the specific performance remedies set forth in Section 10.11 shall be the sole and exclusive remedies of (i) any Group Company and its Subsidiaries against the Parent Parties and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of any of the Mergers to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Parent Parties shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, none of the Parent Parties or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) the Parent Parties against any Group Company and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of any of the Mergers to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Group Company shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, no Group Company or any of their Subsidiaries or any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation.

Article X

GENERAL PROVISIONS

Section 10.1       Schedule Definitions. All capitalized terms in the Company Disclosure Letter, the Eagle Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

Section 10.2       Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that Article I (and the provisions that substantively define any related defined terms not substantively defined in Article I), this Article X, Section 4.28 (No Additional Representations), Section 5.28 (No Additional Representations), Section 6.25 (No Additional Representations) Section 7.9 (Employee Matters), Section 7.10 (Indemnification; Directors’ and Officers’ Insurance) and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, shall survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Company Merger Effective Time.

Section 10.3       Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b)  if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that each notice Party shall use reasonable best efforts to confirm receipt of any such e-mail correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

(i)                 if to the Parent Parties, to:

Bonanza Creek Energy, Inc.

410 17th St.

Denver, CO 80202

Attention: Skip Marter, General Counsel

E-mail:        SMarter@bonanzacrk.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

1001 Fannin St.

Houston, TX 77002

Attention: Stephen M. Gill

E-mail:        sgill@velaw.com

and

Vinson & Elkins LLP

1114 Avenue of the Americas, 32nd Floor

New York, NY 10036

Attention: Shelley A. Barber

E-mail:        sbarber@velaw.com

with a required copy to (which copy shall not constitute notice):

Extraction Oil & Gas, Inc.

370 17th Street, Suite 5200

Denver, CO 80202

Attention: Eric Christ

E-mail:    echrist@extractionog.com

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, Texas 77002

Attention:     oug Bacon, P.C.

                       Enoch Varner

E-mail:           douglas.bacon@kirkland.com

                       enoch.varner@kirkland.com

(ii)              if to any Group Company, to:

CPPIB Crestone Peak Resources America Inc.

One Queen Street East, Suite 2500
Toronto, ON
M5C 2W5
Canada
Attention: Bruce Hogg, Managing Director, Head of Sustainable Energy
Email:         legalnotice@cppib.com

with a required copy to (which copy shall not constitute notice):

Gibson, Dunn & Crutcher LLP

1801 California Street, Ste. 4200

Denver, CO 80202-2642

Attention:     Beau Stark

E-mail:            bstark@gibsondunn.com

Section 10.4       Rules of Construction.

(a)               Each of the Parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b)               The inclusion of any information in the Company Disclosure Letter, the Eagle Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter, the Eagle Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter, the Eagle Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, Eagle and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect, Eagle Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter, the Eagle Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter, the Eagle Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter, the Eagle Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty, shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter, Parent Disclosure Letter or Eagle Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c)               The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter, the Eagle Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d)               All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Any capitalized terms herein which are defined with reference to another agreement are defined with reference to such other agreement as of the date hereof, without giving effect to any termination of such other agreement or amendments to such capitalized terms in any such other agreement following the date hereof. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Denver, Colorado time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e)               In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, solely to the extent (x) permitted by the terms thereof and, if applicable, by the terms of this Agreement and (y) that such amendment, modification, supplement, restatement or replacement has been made available to Parent prior to the date of this Agreement); (ii) any Governmental Entity includes any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other Law include any successor to such section; (iv) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and (v) “made available” means, with respect to any document, that such document was (A) in the electronic data room relating to the Transactions maintained by the Company, Eagle or Parent, as applicable, (B) filed with or furnished to the SEC and available on Edgar, or (C) provided by the Company, Eagle or Parent, as applicable, in physical form for review by the other Parties or their Representatives, in each case, by 5:00 p.m. Denver, Colorado time on the day prior to the execution of this Agreement.

Section 10.5       Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or e-mail in pdf form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

Section 10.6       Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Parent/Eagle Merger Agreement, the Confidentiality Agreement, the Registration Rights Agreement, the Joint Bidding Agreement, the Company Stockholder Consent and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for (a) the provisions of Section 2.9 (which is intended for the benefit of, and shall be enforceable by, CPP Investments), (b) the provisions of Article III (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock to receive the Merger Consideration) but only from and after the Company Merger Effective Time, (c) the provisions of Section 7.10 (which from and after the Company Merger Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after the Company Merger Effective Time and (d) the Company Stockholder Consent, Section 9.2, Section 10.12 and Section 10.13, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that the Debt Financing Sources shall be deemed third party beneficiaries of the provisions set forth in this Section 10.6, Section 10.12, Section 10.13, Section 10.14 and Section 10.15. The Company Stockholder Consent and the right to terminate this Agreement pursuant to Section 9.2 are intended to be for the benefit of Eagle, who is hereby designated an express third-party beneficiary thereof and any Person’s obligations contained in the Company Stockholder Consent and rights pursuant to Section 9.2 may be enforced directly by Eagle, including, without limitation, pursuant to rights of specific performance or by pursuing any other remedy at law or in equity, regardless of whether the Company or Parent has taken any enforcement action under the Company Stockholder Consent or this Agreement, or pursued any such other remedy.

Section 10.7       Governing Law; Venue; Waiver of Jury Trial.

(a)               THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)               THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN Section 10.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)              EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 10.7.

Section 10.8       Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.

Section 10.9       Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 10.9 shall be void.

Section 10.10   Affiliate Liability. Each of the following is herein referred to as a “Company Affiliate”: (a) any direct or indirect holder of equity interests or securities in the Company (whether stockholders or otherwise), including the Company Designated Holder and any Affiliate of any Company Designated Holder and (b) any director, officer, employee, Representative or agent of (i) the Company, (ii) the Company Designated Holder and any Affiliate of any Company Designated Holder or (iii) any Person who controls the Company. No Company Affiliate shall have any liability or obligation to the Parent Parties of any nature whatsoever in connection with or under this Agreement or the Transactions, and the Parent Parties hereby waive and release all claims of any such liability and obligation, except in each case as expressly provided by the Company Support Agreement as among the Company Designated Holder, the Company and Parent. Each of the following is herein referred to as a “Parent Affiliate”: (x) any direct or indirect holder of equity interests or securities in Parent (whether stockholders or otherwise), and (y) any director, officer, employee, Representative or agent of (i) Parent or (ii) any Person who controls Parent. Each of the following is herein referred to as an “Eagle Affiliate”: (x) any direct or indirect holder of equity interests or securities in Eagle (whether stockholders or otherwise), and (y) any director, officer, employee, Representative or agent of (1) Eagle or (2) any Person who controls Eagle. No Parent Affiliate nor Eagle Affiliate shall have any liability or obligation to the Company of any nature whatsoever in connection with or under this Agreement or the Transactions, and the Company hereby waives and releases all claims of any such liability and obligation.

Section 10.11   Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 9.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 10.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 10.11. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Outside Date, any Party brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action.

Section 10.12   Amendment. This Agreement may be amended by the Parties at any time before or after adoption of this Agreement by the stockholders of the Company, but, after any such adoption, no amendment shall be made which by Law would require the further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties, including, for the avoidance of doubt, Eagle. The provisions relating to the Debt Financing Sources set forth in Section 10.6, this Section 10.12, Section 10.13, Section 10.14 and Section 10.15 (including defined terms that would modify the substance of such Sections) may not be amended or altered in any manner that is materially adverse to the interests of the Debt Financing Sources or their respective Affiliates without the consent of the Debt Financing Sources.

Section 10.13   Extension; Waiver. At any time prior to the Company Merger Effective Time, the Company and Parent (if consented to in writing by Eagle) may, to the extent legally allowed:

(a)               extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b)               waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c)               waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party. No waiver by any of the Parties of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

Notwithstanding anything to the contrary in this Agreement, the provisions relating to the Financing Sources set forth in Section 10.6, Section 10.12, this Section 10.13, Section 10.14 and Section 10.15 (including defined terms that would modify the substance of such Sections) may not be waived in a manner that is materially adverse to the interests of the Debt Financing Sources or their respective Affiliates without the prior written consent of the Debt Financing Sources.

Section 10.14   Non-Recourse.

(a)               This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Parties under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the Transactions or the Debt Financing.

(b)               Notwithstanding anything in this Section 10.14 or otherwise in this Agreement to the contrary, each of the Parties agrees that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), and any such action, claim, cross-claim or third party claim shall be governed by and construed and enforced in accordance with the laws of the State of New York, excluding any conflicts of law, rule or principle that might refer construction of provisions to the laws of another jurisdiction.

Section 10.15   No Debt Financing Source Liability. Without limitation of any rights of the Parent under any agreement with its Debt Financing Sources, none of the Debt Financing Sources will have any liability to any member of the Company’s Indemnified Persons relating to or arising out of this Agreement, the Transactions or the Debt Financing, whether at law or in equity, in contract, in tort, or otherwise, and none of the Company’s Indemnified Persons will have any rights or claims against any of the Debt Financing Sources hereunder, pursuant to the Transactions, or otherwise in connection with the Debt Financing, and the Company hereby waives any rights or claims against any of the Debt Financing Sources that it has or may have on its behalf and on behalf of the Company’s Indemnified Persons hereunder, pursuant to Transactions, or otherwise in connection with the Debt Financing. The Company hereby agrees that it will not bring or support any action, claim, cause of action or similar claims or assertions of any kind or description arising out of or relating to this Agreement, whether at law or in equity, whether in contract or tort or otherwise, against the Debt Financing Sources with respect to any dispute arising out of or relating in any way to the Debt Financing contemplated hereby or the performance thereof or pursuant to the Transactions. No Debt Financing Source shall be subject to any special, consequential, punitive or indirect damages.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

PARENT:

BONANZA CREEK ENERGY, INC.

By:	/s/ Eric T. Greager
Name:	Eric T. Greager
Title:	President and Chief Executive Officer

MERGER SUB 1:

RAPTOR CONDOR MERGER SUB 1, INC.

By:	/s/ Cyrus D. Marter IV
Name:	Cyrus D. Marter IV
Title:	President and Secretary

MERGER SUB 2:

RAPTOR CONDOR MERGER SUB 2, LLC

By:	/s/ Cyrus D. Marter IV
Name:	Cyrus D. Marter IV
Title:	President and Secretary

Signature Page to Agreement and Plan of Merger

GROUP COMPANY:

CPPIB CRESTONE PEAK RESOURCES AMERICA INC.

By:	/s/ Bruce Hogg
Name:	Bruce Hogg
Title:	Managing Director, Head of Sustainable Energy

By:	/s/ Dave Chambers
Name:	Dave Chambers
Title:	Senior Principal, Sustainable Energy

CRESTONE PEAK RESOURCES LP

By:	/s/ Barry Turcotte
Name:	Barry Turcotte
Title:	SVP, CFO and Secretary

CPR MANAGEMENT LP:

CRESTONE PEAK RESOURCES MANAGEMENT LP

By:	/s/ Barry Turcotte
Name:	Barry Turcotte
Title:	SVP, CFO and Secretary

Signature Page to Agreement and Plan of Merger

Solely for purposes of Article VI, Section 7.1, Section 7.5 through Section 7.9, Section 7.11, Section 7.16, Section 7.22(b), Article VIII and Article X:

EAGLE:

EXTRACTION OIL & GAS, INC.

By:	/s/ Tom Tyree
Name:	Tom Tyree
Title:	Chief Executive Officer

Signature Page to Agreement and Plan of Merger

ANNEX A Certain Definitions

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Aggregated Group” means all Persons, entities or trades or businesses (whether or not incorporated) under common control with any other Person within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Antitrust Laws” means the HSR Act or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Entity (including IRS Notices 2020-22 and 2020-65), or any other Law or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) intended to address the consequences of COVID-19 (in each case, including any comparable provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Entity).

“Company Alternative Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of a Group Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 15% or more of such Group Company’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 15% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors, (c) any acquisition of beneficial ownership by any Person or group of 15% or more of any class of equity securities in CPR or any other securities entitled to vote on the election of directors of CPR GP or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of any class of equity securities in CPR or any other securities entitled to vote on the election of directors of CPR GP or (d) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of at least 15% of the Company’s and its Subsidiaries’ assets or equity interests.

Annex A

“Company Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by a Group Company or any of its Subsidiaries, or under or with respect to which a Group Company or any of its Subsidiaries has any current or contingent liability or obligation.

“Company Credit Facility” means the Credit Agreement, dated as of September 21, 2016, among Condor Peak Resources LLC, as borrower, the lenders party thereto and Toronto Dominion (Texas) LLC, as administrative agent and collateral agent, as amended by the First Amendment to Credit Agreement and Guaranty and Collateral Agreement dated as of September 30, 2016, as amended by the Second Amendment to Credit Agreement dated as of July 19, 2017, as amended by the Third Amendment to Credit Agreement dated as of May 11, 2018, as further amended by the Fourth Amendment to Credit Agreement dated as of October 15, 2018, as further amended by the Fifth Amendment to Credit Agreement dated as of November 26, 2019, as further amended by the Sixth Amendment to Credit Agreement dated as of March 3, 2020 and as further amended by the Seventh Amendment, dated June 24, 2020.

“Company Credit Facility Amendment” means an amendment to the Company Credit Facility pursuant to which the required lenders thereunder consent to the consummation of the Mergers and the other transactions contemplated by this Agreement to the extent required by the Company Credit Facility.

“Company Stockholder Approval” means the adoption of this Agreement and the approval of the Transactions by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon. Delivery of the Company Stockholder Consent by the Company Designated Holder constitutes Company Stockholder Approval.

“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, expiration of waiting periods or authorization.

“Contract” means any contract, legally binding commitment, license, promissory note, loan, bond, mortgage, indenture, lease or other legally binding instrument or agreement (whether written or oral).

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“COPAS” means Council of Petroleum Accountants Society.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, or similar Law, directive, guidelines or recommendations promulgated by any Governmental Entity with jurisdiction over the applicable Person in connection with or in response to COVID-19.

Annex A

“CPP Investments” means Canada Pension Plan Investment Board, a Canadian Crown corporation.

“CPR GP” means Crestone Peak Resources GP Inc., a Delaware corporation.

“CPR OpCo” means Crestone Peak Resources LLC, a Delaware limited liability company.

“CPR Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of CPR, dated as of January 31, 2017, as amended, supplemented or modified from time to time.

“Debt Financing” means any debt financing to be arranged or provided by one or more arrangers, agents, lenders, underwriters, investors, or other financial institutions (any such persons, the “Debt Financing Sources”) at the request of the Parent in connection with financing the Transactions and payment of related fees, costs and expenses.

“Debt Financing Sources” has the meaning set forth in the definition of “Debt Financing.”

“Derivative Transaction” means any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities (including, without limitation, natural gas, natural gas liquids, crude oil and condensate), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Eagle” means Eagle Oil & Gas, Inc.

“Eagle Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by Eagle or any of its Subsidiaries, or under or with respect to which Eagle or any of its Subsidiaries has any current or contingent liability or obligation.

“Eagle Common Stock” means the common stock of Eagle, par value $0.01 per share.

“Eagle Credit Facility” means the Credit Agreement, dated as of January 20, 2021, among Eagle, as borrower, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent and an issuing bank, as amended by the Amendment No. 1 thereto executed effective as of March 24, 2021, as amended by the Amendment No. 2 thereto executed effective as of May 6, 2021, and as amended by the Amendment No. 3 thereto executed effective as of May 28, 2021.

Annex A

Page3

“Eagle DSU Awards” means an award of deferred stock units granted under the Eagle Equity Plan and held by a member of the Eagle Board.

“Eagle Equity Plan” means Eagle’s 2021 Long Term Incentive Plan, as may be amended from time to time.

“Eagle Reserve Engineer” means Ryder Scott Company, L.P.

“Eagle RSU Awards” means restricted stock units subject to performance-based vesting conditions issued pursuant to the Eagle Equity Plan that is outstanding immediately prior to the Company Merger Effective Time (as defined in the Parent/Eagle Merger Agreement).

“Eagle Stock Issuance” means the issuance of Parent Common Stock to the stockholders of Eagle pursuant to the Parent/Eagle Merger Agreement.

“Eagle Stockholder Approval” means the adoption of the Parent/Eagle Merger Agreement and the approval of transactions contemplated by the Parent/Eagle Merger Agreement by the holders of a majority of the outstanding shares of Eagle common stock, par value $0.01 per share, entitled to vote thereon.

“Edgar” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Employee Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, post-termination or retiree health or welfare, pension, savings, profit sharing, retirement, hospitalization or other health, medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, individual consulting agreement, employment agreement, and any other benefit or compensation plan, policy, agreement, arrangement, program, practice, or understanding.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, prior assignment, license sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Environmental Laws” means any and all Laws pertaining to pollution, protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of, or exposure to, Hazardous Materials) or worker health and safety (as it relates to exposure to Hazardous Materials), in each case as enacted or in effect as of or prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

Annex A

Page4

“Ex-Im Laws” means all applicable U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, U.S. anti-boycott regulations, and the EU Dual Use Regulation.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Governmental Entity” means any federal, state, local or municipal court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (which entity has jurisdiction over the applicable Person).

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Group Company” means each of the Company and CPR.

“Hazardous Materials” means any (a) chemical, product, material, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (c) any Hydrocarbons.

“Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, casinghead gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced, derived, refined or associated therewith.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common Law rights, including: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, domain names, symbols, logos, trade dress and othernidentifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common Law rights and goodwill associated with the foregoing and symbolized thereby); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common Law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (e) Internet domain names and URLs; and (f) all other intellectual property, industrial or proprietary rights.

Annex A

Page5

“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Joint Bidding Agreement” means that certain Joint Bidding Agreement and Consent, dated May 18, 2021, between Parent and Eagle.

“knowledge” means the actual knowledge of, (a) in the case of any Group Company, the individuals listed on Schedule 1.1 of the Company Disclosure Letter, (b) in the case of Parent, the individuals listed on Schedule 1.1 of the Parent Disclosure Letter and (c) in the case of Eagle, the individuals listed on Schedule 1.1 of the Eagle Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Material Adverse Effect” means, when used with respect to any Party, any fact, circumstance, effect, change, event or development that (a) would prevent, materially delay or materially impair the ability of such Party or its Subsidiaries to consummate the Transactions or (b) has, or would have, a material adverse effect on the financial condition, business or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that, in respect of clause (b) above, no effect (by itself or when aggregated or taken together with any and all other effects) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:

(i)       general economic conditions (or changes in such conditions) or conditions in the U.S. or global economies generally;

(ii)       conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

Annex A

Page6

(iii)       conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry);

(iv)       political conditions (or changes in such conditions), the outbreak of a pandemic, epidemic, endemic or other widespread health crisis (including COVID-19), or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);

(v)       earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions;

(vi)       the announcement of this Agreement or the pendency or consummation of the Transactions (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions);

(vii)       the execution and delivery of or compliance with the terms of, or the taking of any action or failure to take any action which action or failure to act is request in writing by Parent or expressly required by, this Agreement, the public announcement of this Agreement or the Transactions (provided that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions);

(viii)       changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; or

(ix)        any changes in such Party’s stock price or the trading volume of such Party’s stock, or any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect);

provided, however, except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i)– (v) and (ix) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated participants operating in the oil and gas exploration, development or production industry (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur solely to the extent they are disproportionate).

“MMcf” means one million cubic feet.

“NYSE” means the New York Stock Exchange.

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“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.

“Oil and Gas Properties” means all interests in and rights with respect to (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions, (b) all Wells located on or producing from such leases and properties, and (c) Hydrocarbons or revenues therefrom and claims and rights thereto.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) when used with respect to the Group Companies, the Parent Parties and/or Eagle, as the case may be, (b) when used with respect to the Parent Parties, the Group Companies and/or Eagle, as the case may be, and (c) when used with respect to Eagle, the Parent Parties and/or the Group Companies, as the case may be.

“Parent/Eagle Merger Parent Stockholder Approval” means the approval of the Eagle Stock Issuance by the affirmative vote of a majority of the shares of Parent Capital Stock entitled to vote thereon and present in person and represented by proxy at the Parent Stockholders Meeting in accordance with the rules and regulations of the NYSE and the Organizational Documents of Parent.

“Parent Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by Parent or any of its Subsidiaries, or under or with respect to which Parent or any of its Subsidiaries has any current or contingent liability or obligation.

“Parent Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries) involving directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 15% or more of Parent’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 15% or more of the outstanding shares of Parent Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding shares of Parent Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of at least 15% of Parent’s and its Subsidiaries’ assets or equity interests. Notwithstanding the foregoing, a Parent Competing Proposal shall not include the transactions contemplated under the Parent/Eagle Merger Agreement.

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“Parent Credit Facility” means the Credit Agreement, dated as of December 7, 2018, among Parent, as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and an issuing bank, as amended by the First Amendment thereto executed effective as of June 18, 2020 and as further amended by the Second Amendment thereto executed effective as of April 1, 2021.

“Parent Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Parent that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Parent Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Parent Board as of the date of this Agreement); provided, however, that in no event shall the receipt, existence or terms of a Parent Competing Proposal or any matter relating thereto or of consequence thereof, constitute a Parent Intervening Event.

“Parent PSUs” means all restricted shares of Parent Common Stock subject to performance-based vesting conditions, whether granted pursuant to the Parent Equity Plan or otherwise.

“Parent RSUs” means any time-based and/or performance-based restricted stock units granted under the Parent Equity Plan or applicable inducement awards.

“Parent Stockholder Approval” means the approval of the Parent Stock Issuance by the affirmative vote of a majority of the shares of Parent Capital Stock entitled to vote thereon and present in person and represented by proxy at the Parent Stockholders Meeting in accordance with the rules and regulations of the NYSE and the Organizational Documents of Parent.

“Parent Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement and is made after the date of this Agreement by any Person or group (other than the Company or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for 80% or more of the fair market value of such assets or that generated 80% or more of Parent’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, respectively, or (b) more than 80% of the aggregate outstanding shares of Parent Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Parent Board, after consultation with Parent’s financial advisors, that (i) if consummated, would result in a transaction more favorable to Parent’s stockholders from a financial point of view than the Company Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by the Company in response to such proposal or otherwise), (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Parent Board and (iii) for which, if applicable, financing is fully committed or reasonably determined to be available by the Parent Board.

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“Party” or “Parties” means each of the Parent Parties, the Group Companies and, solely for purposes of Article VI, Section 7.1, Section 7.5 through Section 7.9, Section 7.11, Section 7.16, Section 7.22(b), Article VIII and Article X, Eagle.

“Permitted Encumbrances” means:

(a)       to the extent not applicable to the Transactions or otherwise waived prior to the Company Merger Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts, including joint operating agreements, joint ownership agreements, participation agreements, development agreements, stockholders agreements, consents, and other similar agreements and documents;

(b)       contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s, vendor’s, repairmen’s, construction and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established on the financial statements of the Company, Parent or Eagle, as applicable, in accordance with GAAP;

(c)       Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report, the Parent Reserve Report or the Eagle Reserve Report, as applicable, and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Reserve Report, the Parent Reserve Report or the Eagle Reserve Report, as applicable;

(d)       Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements,Oil and Gas Leases, farm-out agreements,division orders,Contracts for the sale,purchase,transportation,processing or exchange of oil,gas or other Hydrocarbons,unitization and pooling declarations and agreements,area of mutual interest agreements,development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to have a Material Adverse Effect, on the value, use or operation of the property encumbered thereby;

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(e)       such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of Parent, Eagle or their respective Subsidiaries) or Parent (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries), as applicable, have expressly waived in writing;

(f)       all easements, zoning restrictions, conditions, covenants, Rights-of-Way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, facilities, streets, alleys, highways, telephone lines, power lines, railways, removal of timber, grazing, logging operations, canals, ditches, reservoirs and other easements and Rights-of-Way, on, over or in respect of any of the properties of the Company, Parent or Eagle, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(g)       any Encumbrances discharged at or prior to the Company Merger Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing);

(h)       Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions;

(i)       Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, Rights-of-Way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests in the geographic area where such oil and gas interests are located, that would not reduce the net revenue interest share of the Company, Parent or Eagle, as applicable, or such Party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Report, Parent Reserve Report or Eagle Reserve Report, as applicable, with respect to such lease, or increase the working interest of the Company, Parent or Eagle (without at least a proportionate increase in net revenue interest), as applicable, or of such Party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Company Reserve Report, Parent Reserve Report or Eagle Reserve Report, as applicable, with respect to such lease and, in each case, that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, Parent Material Adverse Effect or an Eagle Material Adverse Effect, as applicable; or

(j)       with respect to (i) Parent and its Subsidiaries, Encumbrances arising under the Parent Credit Facility, (ii) the Company and its Subsidiaries, Encumbrances arising under the Company Credit Facility and (iii) Eagle and its Subsidiaries, Encumbrances arising under the Eagle Credit Facility.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

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“Personal Information” means any information that, alone or in combination with other information held by the Company or any of its Subsidiaries, identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Laws.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), cause of action, action, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), but excluding Taxes and assessments of Governmental Entities.

“Registration Rights Agreement” means the Registration Rights Agreement, substantially in the form attached hereto as Exhibit B, to be effective as of the Company Merger Effective Time by Parent and the other Persons party thereto.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Sanctioned Country” means any country or region that is, or has been in the last five years, the subject or target of a comprehensive embargo under Trade Controls (including Cuba, Iran, North Korea, Sudan, Syria, Venezuela, and the Crimea region of Ukraine).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Trade Controls, including: (i) any Person listed on any applicable U.S., Canadian, or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List; (ii) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any national of a Sanctioned Country.

“Sanctions” means those trade, economic and financial sanctions Laws, regulations, embargoes and restrictive measures (in each case having the force of Law) administered, enacted or enforced from time to time by (a) the United States (including, without limitation, the Department of Treasury, Office of Foreign Assets Control), (b) the European Union and enforced by its member states, (c) the United Nations or (d) Her Majesty’s Treasury.

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“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subject Area” means each of the areas described on Exhibit C.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries. For sake of clarification, CPR shall be deemed to be a Subsidiary of the Company.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Tax Returns” means any return, report, statement, declaration, claim for refund, estimates, information return or other document (including any related or supporting information and amendment thereof) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Taxes” means any and all taxes and similar charges, levies or other governmental assessments of any kind, including income, gross receipts, license, payroll, employment, stamp, occupation, windfall profits, environmental, capital stock, social security, unemployment, disability, transfer, registration, ad valorem, alternative or add-on minimum, estimated, corporate, capital, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and custom duties, together with all interest, penalties, and additions to tax, imposed by any Taxing Authority.

“Taxing Authority” means any Governmental Entity having jurisdiction over the administration or imposition of any Tax.

“Transactions” means the Company Merger, the Company LLC Sub Merger and the other transactions contemplated by this Agreement, including, without limitation, each other agreement to be executed and delivered in connection herewith and therewith.

“Transfer Agent” means Broadridge Corporate Issuer Solutions, Inc.

“Transfer Taxes” means any transfer, sales, use, stamp, registration or other similar Taxes; provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar taxes.

“Treasury Regulations” means the temporary, proposed and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

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“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

“Willful and Material Breach” means a material breach (or the committing of a material breach) that is a consequence of an act or failure to take an act it is required to take under this Agreement by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would, or would reasonably be expect to, constitute a breach of this Agreement.

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EXHIBIT A

Form of Certificate of Incorporation of the Surviving Corporation

Exhibit A

Page1

EXHIBIT B

Registration Rights Agreement

Exhibit B

Page1

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of [•], 2021, to be effective as of the Company Merger Effective Time (as defined below), by and among Bonanza Creek Energy, Inc., a Delaware corporation (the “Company”), and the Persons identified on Schedule I hereto (each, an “Initial Holder”).

RECITALS:

WHEREAS, the Company is party to that certain Agreement and Plan of Merger, dated as of the date hereof, among the Company, Raptor Condor Merger Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of the Company, Raptor Condor Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company, Crestone Peak Resources LP, a Delaware limited partnership, CPPIB Crestone Peak Resources America Inc., a Delaware corporation, Crestone Peak Resources Management LP, a Delaware limited partnership, and Extraction Oil & Gas, Inc., a Delaware corporation (solely for purposes of Article VI, Section 7.1, Section 7.5 through Section 7.9, Section 7.11, Section 7.24, Article VIII and Article X)(the “Merger Agreement”);

WHEREAS, upon consummation of the transactions contemplated by the Merger Agreement, the Company will issue to the Initial Holders the Shares (as defined below) in accordance with the terms of the Merger Agreement; and

WHEREAS, this Agreement shall become effective as of the Company Merger Effective Time.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party hereto, the parties hereby agree as follows:

Article I
DEFINITIONS

As used herein, the following terms shall have the following respective meanings:

“30% Rule” has the meaning set forth in Section 2.9(a).

“Adoption Agreement” means an Adoption Agreement in the form attached hereto as Exhibit A.

“Affiliate” means as to any Person, any other Person who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. As used in this Agreement, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person. For the avoidance of doubt, for purposes of this Agreement, the Company, on the one hand, and each of the Holders, on the other hand, shall not be considered Affiliates of one another.

EXHIBIT B - 1

“Agreement” has the meaning set forth in the introductory paragraph.

“Block Trade” has the meaning set forth in Section 2.3.

“Board” means the board of directors of the Company.

“Business Day” means a day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Commission” means the Securities and Exchange Commission or any successor governmental agency.

“Common Stock” means the common stock of the Company, par value $0.01 per share.

“Company” has the meaning set forth in the introductory paragraph.

“Company Merger Effective Time” has the meaning assigned such term in the Merger Agreement.

“Company Securities” has the meaning set forth in Section 2.5(c)(i).

“CPPIB” has the meaning set forth in Section 2.9(a).

“CPPIB Entity” has the meaning set forth in Section 2.9(a).

“Exchange Act” means the Securities Exchange Act of 1934 or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Final Period” means the period of time beginning on the first anniversary of the Company Merger Effective Time and ending on the second anniversary of the Company Merger Effective Time.

“Governmental Entity” means any federal, state, local or municipal court, governmental, regulatory or administrative agency or commission or other government authority or instrumentality, domestic or foreign (which entity has jurisdiction over the applicable Person).

“Group Company” and “Group Companies” has the meaning set forth in Section 2.9(a).

“Holder” means a holder of Registrable Securities.

“Holder Securities” has the meaning set forth in Section 2.2(b)(i).

“Indemnified Party” has the meaning set forth in Section 3.3.

“Indemnifying Party” has the meaning set forth in Section 3.3.

“Initial Holder” has the meaning set forth in the preamble.

EXHIBIT B - 2

“Initial Period” means the period of time beginning with the Company Merger Effective Time and ending on the six month anniversary of the Company Merger Effective Time.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, or any successor federal statute, and the regulations of U.S. Treasury thereunder, all as the same shall be in effect at the time.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Losses” has the meaning set forth in Section 3.1.

“Managing Underwriter” means, with respect to any Underwritten Offering, the lead book-running manager(s) of such Underwritten Offering.

“Mergers” has the meaning assigned such term in the Merger Agreement.

“Merger Agreement” has the meaning set forth in the recitals.

“Offering Holder” has the meaning set forth in Section 2.2(a).

“Organized Offering” means a Shelf Underwritten Offering or a Block Trade.

“Permitted Transferee” means any Affiliate of a Holder, provided that such Transferee has delivered to the Company a duly executed Adoption Agreement.

“Person” means any individual, corporation, partnership, limited liability company, firm, association, trust, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.

“Piggyback Underwritten Offering” has the meaning set forth in Section 2.5(a).

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), cause of action, action, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

EXHIBIT B - 3

“Registrable Securities” shall mean (a) the Shares and (b) any securities issued or issuable with respect to the Shares by way of distribution or in connection with any reorganization or other recapitalization, merger, consolidation or otherwise; provided, however, that a Registrable Security shall cease to be a Registrable Security when (i) such Registrable Security has been disposed of pursuant to an effective Registration Statement, (ii) such Registrable Security is disposed of under Rule 144 under the Securities Act or any other exemption from the registration requirements of the Securities Act as a result of which the Transferee thereof does not receive “restricted securities” as defined in Rule 144 under the Securities Act, or (iii) such Registrable Security has been sold or disposed of in a transaction in which the Transferor’s rights under this Agreement are not assigned to the Transferee pursuant to Article V; and provided, further, that any security that has ceased to be a Registrable Security shall not thereafter become a Registrable Security and any security that is issued or distributed in respect of securities that have ceased to be Registrable Securities shall not be a Registrable Security.

“Registration Expenses” means (a) all expenses incurred by the Company in complying with Article II, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants and independent petroleum engineers for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or “blue sky” laws, fees of the Financial Industry Regulatory Authority, Inc., and fees of transfer agents and registrars, and (b) reasonable fees and disbursements of one legal counsel for the Selling Holders; in each case, excluding any Selling Expenses.

“Registration Statement” means any registration statement of the Company filed or to be filed with the Commission under the Securities Act, including the related prospectus, amendments and supplements to such registration statement, and including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“Section 2.2 Maximum Number of Shares” has the meaning set forth in Section 2.2(b).

“Section 2.5 Maximum Number of Shares” has the meaning set forth in Section 2.5(c).

“Securities Act” means the Securities Act of 1933 or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. References to any rule under the Securities Act shall be deemed to refer to any similar or successor rule or regulation.

“Selling Expenses” means all (a) underwriting fees, discounts and selling commissions allocable to the sale of Registrable Securities, (b) transfer taxes allocable to the sale of the Registrable Securities, and (c) costs or expenses related to any roadshows conducted in connection with the marketing of any Shelf Underwritten Offering; in each case, excluding any Registration Expenses.

“Selling Holder” means a Holder who is selling Registrable Securities pursuant to a Registration Statement.

“Shares” means the number of shares of Common Stock issuable to the Initial Holders pursuant to the terms of the Merger Agreement.

“Shelf Registration Statement” has the meaning set forth in Section 2.1(a).

“Shelf Underwritten Offering” has the meaning set forth in Section 2.2(a).

EXHIBIT B - 4

“Subsequent Period” means the period of time beginning on the six month anniversary of the Company Merger Effective Time and ending on the one year anniversary of the Company Merger Effective Time.

“Suspension Period” has the meaning set forth in Section 2.4.

“Transfer” means any offer, sale, pledge, encumbrance, hypothecation, entry into any contract to sell, grant of an option to purchase, short sale, assignment, transfer, exchange, gift, bequest or other disposition, direct or indirect, in whole or in part, by operation of law or otherwise. “Transfer,” when used as a verb, and “Transferee” and “Transferor” have correlative meanings.

“Underwritten Offering” means a registered underwritten offering (including an offering pursuant to a Shelf Registration Statement) in which Registrable Securities are sold to an underwriter on a firm commitment basis for reoffering to the public.

“Underwritten Offering Filing” means (a) with respect to a Shelf Underwritten Offering, a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to the Shelf Registration Statement relating to such Shelf Underwritten Offering, and (b) with respect to a Piggyback Underwritten Offering, (i) a preliminary prospectus supplement (or prospectus supplement if no preliminary prospectus supplement is used) to an effective shelf Registration Statement (other than the Shelf Registration Statement) in which Registrable Securities could be included and the Holders could be named as selling security holders without the filing of a post-effective amendment thereto (other than a post-effective amendment that becomes effective upon filing) or (ii) a Registration Statement (other than the Shelf Registration Statement), in each case relating to such Piggyback Underwritten Offering.

“WKSI” means a well-known seasoned issuer (as defined in Rule 405 under the Securities Act).

Article II

REGISTRATION RIGHTS

Section 2.1            Shelf Registration.

(a)            Within 20 Business Days of the written request of a Holder, which written request may be delivered no earlier than three months after the Company Merger Effective Time, the Company shall prepare and file a “shelf” registration statement under the Securities Act to permit the resale of the Registrable Securities from time to time as permitted by Rule 415 under the Securities Act (or any similar provision adopted by the Commission then in effect) (the “Shelf Registration Statement”), and the Company shall use commercially reasonable efforts to cause such Registration Statement to become or be declared effective as soon as practicable after the filing thereof, including by filing an automatic shelf registration statement that becomes effective upon filing with the Commission in accordance with Rule 462(e) under the Securities Act to the extent the Company is then a WKSI. Following the effective date of the Shelf Registration Statement, the Company shall notify the Holders of the effectiveness of such Registration Statement.

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(b)            The Shelf Registration Statement shall be on Form S-3 or, if Form S-3 is not then available to the Company, on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of the Registrable Securities and shall contain a prospectus in such form as to permit the Holders to sell the Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar rule adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. The Shelf Registration Statement shall provide for the distribution or resale pursuant to any method or combination of methods legally available to a Holder and requested by such Holder.

(c)            The Company shall use its commercially reasonable efforts to cause the Shelf Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that the Shelf Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities until all of the Registrable Securities have ceased to be Registrable Securities or the earlier termination of this Agreement pursuant to Section 6.1.

(d)            When effective, the Shelf Registration Statement (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus contained in the Shelf Registration Statement, in the light of the circumstances under which such statements are made).

Section 2.2            Underwritten Shelf Offering Requests.

(a)            In the event that one or more Selling Holders (the “Offering Holders”) elect to dispose of Registrable Securities totaling 5% or more of the outstanding shares of Common Stock of the Company under a Registration Statement pursuant to an Underwritten Offering, the Company shall, at the request of the Offering Holders, subject to the agreement of the Company on the form of such Underwritten Offering (whether a typical underwritten offering, or an overnight or bought deal), enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the underwriter or underwriters selected pursuant to Section 2.2(c) and shall take all such other reasonable actions as are requested by the Managing Underwriter of such Underwritten Offering and/or the Offering Holders in order to expedite or facilitate the disposition of such Registrable Securities (a “Shelf Underwritten Offering”); provided, however, that the Company shall have no obligation to facilitate or participate in (i) any Shelf Underwritten Offerings that are initiated by any Offering Holder pursuant to this Section 2.2 during the Initial Period, or (ii) more than two Organized Offerings, in the aggregate, that are initiated by the Holders pursuant to this Section 2.2 or Section 2.3 during or after the Subsequent Period. If any Selling Holder disapproves of the terms of such Shelf Underwritten Offering contemplated by this Section 2.2(a), such Selling Holder may elect to withdraw therefrom by notice to the Company and the Managing Underwriter of such Underwritten Offering at any time prior to the execution of an underwriting agreement with respect to such offering; however, after two such withdrawals, any further withdrawals shall count as Organized Offerings as limited by clause (ii) above. No such withdrawal shall affect the Company’s obligation to pay Registration Expenses.

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(b)            If the Managing Underwriter of the Shelf Underwritten Offering shall inform the Company and the Offering Holders in writing of its belief that the number of Registrable Securities requested to be included in such Shelf Underwritten Offering by any other Persons having registration rights with respect to such offering, when added to the number of Registrable Securities proposed to be offered by the Offering Holders, would materially adversely affect such offering, then the Company shall include in the applicable Underwritten Offering Filing, to the extent of the total number of Registrable Securities that the Company is so advised can be sold in such Shelf Underwritten Offering without so materially adversely affecting such offering (the “Section 2.2 Maximum Number of Shares”), Registrable Securities in the following priority:

(i)            First, all Registrable Securities that the Offering Holders requested to be included therein (the “Holder Securities”), and

(ii)           Second, to the extent that the number of Holder Securities is less than the Section 2.2 Maximum Number of Shares, the number of Registrable Securities requested to be included by any other Persons having registration rights with respect to such offering, pro rata among such other Persons based on the number of Registrable Securities each requested to be included.

(c)            The Company shall propose three or more nationally prominent firms of investment bankers reasonably acceptable to the Company to act as the Managing Underwriter or as other underwriters in connection with such Shelf Underwritten Offering from which the Holder shall select the Managing Underwriter and the other underwriters. The Holder shall determine the pricing of the Registrable Securities offered pursuant to any Shelf Underwritten Offering and the applicable underwriting discounts and commissions and determine the timing of any such Shelf Underwritten Offering, subject to Section 2.4.

Section 2.3            Block TradesSection 2.4      . In the event that one or more Offering Holders elect to dispose of Registrable Securities totaling 5% or more of the outstanding shares of Common Stock of the Company pursuant to a block trade with the assistance of the Company (a “Block Trade”), the Company shall, at the request of the Offering Holders, enter into customary agreements and shall take all such other customary actions as are requested by the Offering Holders in order to expedite or facilitate the disposition of such Registrable Securities; provided, however, that the Company shall have no obligation to facilitate or participate in (i) any Block Trades that are initiated by the Holder pursuant to this Section 2.3 during the Initial Period, or (ii) more than two Organized Offerings, in the aggregate, that are initiated by the Holders pursuant to Section 2.2 or this Section 2.3 during or after the Subsequent Period.

Section 2.4            Delay and Suspension Rights. Notwithstanding any other provision of this Agreement, the Company may (i) delay filing or effectiveness of a Shelf Registration Statement (or any amendment thereto) or effecting a Shelf Underwritten Offering, (ii) suspend the Holders’ use of any prospectus that is a part of a Shelf Registration Statement upon written notice to the Holders (provided that in no event shall such notice contain any material non-public information regarding the Company) (in which event the Holders shall discontinue sales of Registrable Securities pursuant to such Registration Statement but may settle any then-contracted sales of Registrable Securities), or (iii) delay a Block Trade, in each case for a period of up to 60 consecutive days, if the Board determines (A) that such delay or suspension is in the best interest of the Company and its stockholders generally due to a pending financing or other transaction involving the Company, including a proposed sale of Common Stock pursuant to a Registration Statement, (B) that such registration or offering would render the Company unable to comply with applicable securities Laws or (C) that such registration or offering would require disclosure of material information that the Company has a bona fide business purpose for preserving as confidential (any such period, a “Suspension Period”); provided, however, that in no event shall any Suspension Periods collectively exceed an aggregate of 120 days in any 12-month period. The Company may only exercise its suspension rights under this Section 2.4 if it exercises similar suspension rights with respect to each other holder of securities that is entitled to registration rights under an agreement with the Company.

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Section 2.5            Piggyback Registration Rights.

(a)            Subject to Section 2.5(c), if the Company at any time proposes to file an Underwritten Offering Filing for an Underwritten Offering of shares of Common Stock for its own account or for the account of any other Persons who have or have been granted registration rights (a “Piggyback Underwritten Offering”), it will give written notice of such Piggyback Underwritten Offering to the Holders, which notice shall be held in strict confidence by the Holders and shall include the anticipated filing date of the Underwritten Offering Filing and, if known, the number of shares of Common Stock that are proposed to be included in such Piggyback Underwritten Offering, and of such Holders’ rights under this Section 2.5(a). Such notice shall be given promptly (and in any event at least five Business Days before the filing of the Underwritten Offering Filing or two Business Days before the filing of the Underwritten Offering Filing in connection with a bought or overnight Underwritten Offering); provided, that if the Piggyback Underwritten Offering is a bought or overnight Underwritten Offering and the Managing Underwriter advises the Company that the giving of notice pursuant to this Section 2.5(a) would adversely affect such offering, no such notice shall be required (and the Holders shall have no right to include Registrable Securities in such bought or overnight Underwritten Offering). If such notice is delivered pursuant to this Section 2.5(a), each Holder shall then have four Business Days (or one Business Day in the case of a bought or overnight Underwritten Offering) after the date on which such Holder received notice pursuant to this Section 2.5(a) to request inclusion of Registrable Securities in the Piggyback Underwritten Offering (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder and such other information as is reasonably required to effect the inclusion of such Registrable Securities). If no request for inclusion from a Holder is received within such period, such Holder shall have no further right to participate in such Piggyback Underwritten Offering. Subject to Section 2.5(c), the Company shall use its commercially reasonable efforts to include in the Piggyback Underwritten Offering all Registrable Securities that the Company has been so requested to include by a Holder; provided, however, that if, at any time after giving written notice of a proposed Piggyback Underwritten Offering pursuant to this Section 2.5(a) and prior to the execution of an underwriting agreement with respect thereto, the Company or such other Persons who have or have been granted registration rights, as applicable, shall determine for any reason not to proceed with or to delay such Piggyback Underwritten Offering, the Company shall give written notice of such determination to the Holders participating in such Piggyback Underwritten Offering (which such Holders will hold in strict confidence) and (i) in the case of a determination not to proceed, shall be relieved of its obligation to include any Registrable Securities in such Piggyback Underwritten Offering (but not from any obligation of the Company to pay the Registration Expenses in connection therewith), and (ii) in the case of a determination to delay, shall be permitted to delay inclusion of any Registrable Securities for the same period as the delay in including the shares of Common Stock to be sold for the Company’s account or for the account of such other Persons who have or have been granted registration rights, as applicable.

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(b)            Each Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any Piggyback Underwritten Offering at any time prior to the execution of an underwriting agreement with respect thereto by giving written notice to the Company of its request to withdraw. Each Holder may deliver written notice (an “Opt-Out Notice”) to the Company requesting that such Holder not receive notice from the Company of any proposed Piggyback Underwritten Offering; provided, however, that such Holder may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from a Holder (unless subsequently revoked), the Company shall not, and shall not be required to, deliver any notice to such Holder pursuant to this Section 2.5 and such Holder shall no longer be entitled to participate in any Piggyback Underwritten Offering.

(c)            If the Managing Underwriter of the Piggyback Underwritten Offering shall inform the Company of its belief that the number of Registrable Securities requested to be included in such Piggyback Underwritten Offering, when added to the number of shares of Common Stock proposed to be offered by the Company or such other Persons who have or have been granted registration rights (and any other shares of Common Stock requested to be included by any other Persons having registration rights on parity with the Holder with respect to such offering), would materially adversely affect such offering, then the Company shall include in such Piggyback Underwritten Offering, to the extent of the total number of securities which the Company is so advised can be sold in such offering without so materially adversely affecting such offering (the “Section 2.5 Maximum Number of Shares”), shares of Common Stock in the following priority:

(i)           First, (A) if the Piggyback Underwritten Offering is for the account of the Company, all shares of Common Stock that the Company proposes to include for its own account (the “Company Securities”) or, (B) if the Piggyback Underwritten Offering is for the account of any other Persons who have or have been granted registration rights, all shares of Common Stock that such Persons propose to include (the “Other Securities”); and

(ii)          Second, (A) if the Piggyback Underwritten Offering is for the account of the Company, to the extent that the number of Company Securities is less than the Section 2.5 Maximum Number of Shares, the shares of Common Stock requested to be included by the Holder and holders of any other shares of Common Stock requested to be included by Persons having rights of registration on parity with the Holders with respect to such offering, pro rata among the Holders and such other holders based on the number of shares of Common Stock each requested to be included and, (B) if the Piggyback Underwritten Offering is for the account of any other Persons who have or have been granted registration rights, to the extent that the number of Other Securities is less than the Section 2.5 Maximum Number of Shares, the shares of Common Stock requested to be included by the Holders.

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Section 2.6            Participation in Underwritten Offerings.

(a)            In connection with any Underwritten Offering contemplated by Section 2.2 or Section 2.5, the underwriting agreement into which the Selling Holders and the Company shall enter into shall contain such representations, covenants, indemnities (subject to Article III) and other rights and obligations as are customary in Underwritten Offerings of securities by the Company. No Selling Holder shall be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Selling Holder’s authority to enter into such underwriting agreement and to sell, and its ownership of, the securities being registered on its behalf, its intended method of distribution and any other representation required by Law.

(b)            Any participation by a Holder in a Piggyback Underwritten Offering shall be in accordance with the plan of distribution of the Company.

(c)            In connection with any Piggyback Underwritten Offering in which the Holder includes Registrable Securities pursuant to Section 2.5, each Holder agrees (A) to supply any information reasonably requested by the Company in connection with the preparation of a Registration Statement and/or any other documents relating to such registered offering and (B) to execute and deliver any agreements and instruments being executed by all Holders on substantially the same terms reasonably requested by the Company or the Managing Underwriter, as applicable, to effectuate such registered offering, including, without limitation, underwriting agreements (subject to Section 2.6(a)), custody agreements, lock-ups or “hold back” agreements pursuant to which such Holder agrees with the Managing Underwriter not to sell or purchase any securities of the Company for the shorter of (i) the same period of time following the registered offering as is agreed to by the Company and the other participating Holders (not to exceed the shortest number of days that a director of the Company, “executive officer” (as defined under Section 16 of the Exchange Act) of the Company or any stockholder of the Company (other than such Holder or director or employee of, or consultant to, the Company) who owns 10% or more of the outstanding Shares contractually agrees with the underwriters of such Piggyback Underwritten Offering not to sell any securities of the Company following such Piggyback Underwritten Offering and (ii) 60 days from the date of the execution of the underwriting agreement with respect to such Piggyback Underwritten Offering), powers of attorney and questionnaires.

Section 2.7            Registration Procedures.

(a)            In connection with its obligations under this Article II (other than Section 2.3), the Company will:

(i)          promptly prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the Holders set forth in such Registration Statement;

(ii)         furnish to the Holders such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including without limitation all exhibits), such number of copies of the prospectus contained in such Registration Statement (including without limitation each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as any Holder may reasonably request;

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(iii)        if applicable, use commercially reasonable efforts to register or qualify all Registrable Securities and other securities covered by such Registration Statement under such other securities or blue sky laws of such jurisdictions as any Holder shall reasonably request, to keep such registration or qualification in effect for so long as such Registration Statement remains in effect, and to take any other action which may be reasonably necessary or advisable to enable each Holder to consummate the disposition in such jurisdictions of the securities owned by such Holder, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (iii) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

(iv)        in connection with an Underwritten Offering, use all commercially reasonable efforts to provide to the Selling Holders a copy of any auditor “comfort” letters, customary legal opinions or reports of the independent petroleum engineers of the Company relating to the oil and gas reserves of the Company, in each case that have been provided to the Managing Underwriter in connection with the Underwritten Offering;

(v)         promptly notify the Holders, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and at the request of a Holder promptly prepare and file or furnish to such Holder a reasonable number of copies of a supplement or post-effective amendment to the Registration Statement or a supplement to the related prospectus or any document incorporated or deemed to be incorporated therein by reference, or file any other required document as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(vi)        otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;

(vii)       provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement from and after a date not later than the effective date of such Registration Statement;

(viii)      cause all Registrable Securities covered by such Registration Statement to be listed on any securities exchange on which the Common Stock is then listed;

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(ix)         in connection with any Underwritten Offering or Block Trade, enter into such customary agreements and take such other actions as any Holder shall reasonably request in order to expedite or facilitate the disposition of such Registrable Securities; and

(x)          in connection with any Underwritten Offering, cause its officers to use their commercially reasonable efforts to support the marketing of the Registrable Securities covered by the Registration Statement (including, without limitation, participation in electronic or telephonic “road shows”).

(b)            Each Holder agrees by acquisition of such Registrable Securities that upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.7(a)(v), such Holder will forthwith discontinue such Holder’s disposition of Registrable Securities pursuant to the Registration Statement until such Holder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.7(a)(v) as filed with the Commission or until it is advised in writing by the Company that the use of such Registration Statement may be resumed, and, if so directed by the Company, will deliver to the Company (at the Company’s expense) all copies, other than permanent file copies, then in such Holder’s possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice. The Company may provide appropriate stop orders to enforce the provisions of this Section 2.7(b).

Section 2.8            Cooperation by Holders; Expenses. The Company shall have no obligation to include Registrable Securities of any Holder in any Registration Statement or Underwritten Offering if such Holder has failed to timely furnish such information as the Company may, from time to time, reasonably request in writing regarding such Holder and the distribution of such Registrable Securities that the Company determines, after consultation with its counsel, is reasonably required in order for any registration statement or prospectus supplement, as applicable, to comply with the Securities Act. The Company will pay all Registration Expenses and each Selling Holder will pay its pro rata share of all Selling Expenses in connection with any sale of Registrable Securities hereunder.

Section 2.9            Canadian 30% Pension Plan Rule.

(a) The Company acknowledges that Canada Pension Plan Investment Board (“CPPIB”) and its subsidiaries, including CPPIB Crestone Peak Resources Canada Inc. (each, a “CPPIB Entity”) are subject to Section 13 of the Canada Pension Plan Investment Board Regulations, which prohibits CPPIB from, directly or indirectly, investing in the securities of a corporation to which are attached more than 30% of the votes that may be cast to elect or remove the directors of a corporation (the “30% Rule”) and, accordingly, no CPPIB Entity may make any direct or indirect investment in the Company or in any subsidiary of the Company (together with the Company, the “Group Companies”, and each, a “Group Company”), or take any action or step, that would be in breach of or contravene the 30% Rule.

(b) The Company will, and will cause each other Group Company to, reasonably cooperate with the relevant CPPIB Entities to assist them in complying at all times with the 30% Rule in relation to their direct and indirect (as applicable) investment in each Group Company, including in connection with any follow-on investment by any CPPIB Entity in the Company, provided that, no such cooperation or assistance will be required in connection with any follow-on investment by any CPPIB Entity in any Group Company that is not pursuant to a restructuring of a Group Company.

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Article III
INDEMNIFICATION AND CONTRIBUTION

Section 3.1            Indemnification by the Company. The Company will indemnify and hold harmless each Holder, its officers and directors and each Person (if any) that controls such Holder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages, liabilities, costs (including reasonable costs of preparation and reasonable attorneys’ fees and any legal or other fees or expenses incurred by such Person in connection with any investigation or Proceeding), expenses, judgments, fines, penalties, charges and amounts paid in settlement (“Losses”) as incurred, caused by, arising out of or based upon, resulting from or related to any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus relating to the Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or based on any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in the light of the circumstances under which such statement is made), provided, however, that such indemnity shall not apply to that portion of such Losses caused by, or arising out of, any untrue statement, or alleged untrue statement or any such omission or alleged omission, to the extent such statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such Holder expressly for use therein.

Section 3.2            Indemnification by the Holder. Each Holder agrees to indemnify and hold harmless the Company, its officers and directors and each Person (if any) that controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all Losses caused by, arising out of, resulting from or related to any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or prospectus relating to Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus, in the light of the circumstances under which such statement is made), only to the extent such statement or omission was made in reliance upon and in conformity with information furnished in writing by or on behalf of such Holder expressly for use in such Registration Statement or prospectus relating to the Registrable Securities, or any amendment or supplement thereto, or any preliminary prospectus.

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Section 3.3     Indemnification Procedures. In case any Proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to Section 3.1 or Section 3.2, such Person (the “Indemnified Party”) shall promptly notify the Person against whom such indemnity may be sought (the “Indemnifying Party”) in writing (provided that the failure of the Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Article III, except to the extent the Indemnifying Party is actually prejudiced by such failure to give notice), and the Indemnifying Party shall be entitled to participate in such Proceeding and, unless in the reasonable opinion of outside counsel to the Indemnified Party a conflict of interest between the Indemnified Party and Indemnifying Party may exist in respect of such claim, to assume the defense thereof jointly with any other Indemnifying Party similarly notified, to the extent that it chooses, with counsel reasonably satisfactory to such Indemnified Party, and after notice from the Indemnifying Party to such Indemnified Party that it so chooses, the Indemnifying Party shall not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that (i) if the Indemnifying Party fails to assume the defense or employ counsel reasonably satisfactory to the Indemnified Party, (ii) if such Indemnified Party who is a defendant in any action or Proceeding which is also brought against the Indemnifying Party reasonably shall have concluded that there may be one or more legal defenses available to such Indemnified Party which are not available to the Indemnifying Party or (iii) if representation of both parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct then, in any such case, the Indemnified Party shall have the right to assume or continue its own defense as set forth above (but with no more than one firm of counsel for all Indemnified Parties in each jurisdiction, except to the extent any Indemnified Party or Indemnified Parties reasonably shall have concluded that there may be legal defenses available to such party or parties which are not available to the other Indemnified Parties or to the extent representation of all Indemnified Parties by the same counsel is otherwise inappropriate under applicable standards of professional conduct) and the Indemnifying Party shall be liable for any expenses therefor. No Indemnifying Party shall, without the written consent of the Indemnified Party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (A) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (B) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

Section 3.4     Contribution.

(a)            If the indemnification provided for in this Article III is unavailable to an Indemnified Party in respect of any Losses in respect of which indemnity is to be provided hereunder, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall to the fullest extent permitted by Law contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of such party in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the Company (on the one hand) and a Holder (on the other hand) shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

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(b)            The Company and the Holders agree that it would not be just and equitable if contribution pursuant to this Article III were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 3.4(a). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages or liabilities referred to in Section 3.4(a) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Article III, a Holder shall not be liable for indemnification or contribution pursuant to this Article III for any amount in excess of the net proceeds of the offering received by such Holder, less the amount of any damages which such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

Article IV
RULE 144

With a view to making available the benefits of certain rules and regulations of the Commission that may permit the resale of the Registrable Securities without registration, the Company agrees to use its commercially reasonable efforts to:

(a)            make and keep public information regarding the Company available, as those terms are understood and defined in Rule 144 (or any successor rule or regulation to Rule 144 then in force) under the Securities Act, at all times from and after the date hereof;

(b)            file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at all times from and after the date hereof; and

(c)            so long as the Holder owns any Registrable Securities, furnish (i) to the extent accurate, forthwith upon request, a written statement of the Company that it has complied with the reporting requirements of Rule 144 (or any successor rule or regulation to Rule 144 then in force) under the Securities Act and (ii) unless otherwise available via the Commission’s EDGAR filing system, to the Holder forthwith upon request a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as the Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing the Holder to sell any such securities without registration.

Article V
TRANSFER OR ASSIGNMENT OF REGISTRATION RIGHTS

The rights to cause the Company to register Registrable Securities or assist in a Block Trade under Article II of this Agreement may be transferred or assigned by such Holder to one or more Transferees of Registrable Securities if such Transferee is a Permitted Transferee and such Transferee has delivered to the Company a duly executed Adoption Agreement. Following any Transfer in compliance with this Article V, references to the “Holder” in this Agreement shall include the Holder and any Permitted Transferee(s) collectively as a group.

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Article VI

MISCELLANEOUS

Section 6.1     Effectiveness. This Agreement shall not become effective until the Company Merger Effective Time and shall thereafter be effective until terminated in accordance with the terms of this Agreement. In the event that the Merger Agreement is terminated prior to the consummation of the transactions contemplated thereby, this Agreement and all the terms hereunder shall also terminate, regardless of any other provisions set forth in this Agreement.

Section 6.2     Termination. After effectiveness in accordance with Section 6.1, this Agreement shall terminate with respect to each individual Holder, and such Holder and the Company shall have no further rights or obligations hereunder on the earlier of (a) the third anniversary of the date hereof (as may be extended pursuant to the following proviso, the “Termination Date”); provided, however, that such Termination Date shall automatically be extended for additional successive one-year periods with respect to any Holder that, together with its Affiliates, continues to hold at least 10% of the then-outstanding Common Stock; or (b) with respect to each Initial Holder that, together with its Affiliates, holds at least 2.5% of the Company’s voting securities immediately following the Effective Time, on such earlier date on which both (i) such individual Holder, together with its Affiliates and its and their respective Permitted Transferees, owns less than 2.5% of the Company’s voting securities and (ii) all Registrable Securities owned by such Holder may be sold without restriction (including any limitation thereunder on volume or manner of sale and without the need for current public information) pursuant to Rule 144 under the Securities Act; provided, however, that Article III shall survive any termination hereof.

Section 6.3     Severability and Construction. Each party hereto agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by the Merger Agreement be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any party hereto to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a party hereto took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such party hereto shall not incur any liability or obligation unless such party hereto did not in good faith seek to resist or object to the imposition or entering of such order.

EXHIBIT B - 16

Section 6.4     Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Jury Trial.

(a)            THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)            THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF the General Corporation Law of the State of Delaware, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN Section 6.7 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 6.4.

EXHIBIT B - 17

Section 6.5     Adjustments Affecting Registrable Securities. The provisions of this Agreement shall apply to any and all shares of capital stock of the Company or any successor or assignee of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for or in substitution for the Shares, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise in such a manner and with such appropriate adjustments as to reflect the intent and meaning of the provisions hereof and so that the rights, privileges, duties and obligations hereunder shall continue with respect to the capital stock of the Company as so changed.

Section 6.6     Binding Effects; Benefits of Agreement. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns and the Holders and their respective successors and assigns. Except as provided in Article V, neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned or transferred, by operation of law or otherwise, by a Holder without the prior written consent of the Company.

Section 6.7     Notices. All notices hereunder shall be deemed given if in writing and delivered, by electronic mail, courier, or registered or certified mail (return receipt requested), to the following addresses (or at such other addresses as shall be specified by like notice):

(a)            If to the Company, to:

Bonanza Creek Energy, Inc.

410 17th St.

Denver, CO 80202

Attention: Skip Marter, General Counsel

E mail:

(b)            If to a Holder, to the address or electronic mail addresses of such Holder as it appears on such Holder’s signature page attached hereto or such other address as may be designated in writing by such Holder;

or to such other address as the party to whom notice is to be given may have furnished to such other party in writing in accordance herewith. Any notice given by delivery, mail, or courier shall be effective when received.

Section 6.8     Modification; Waiver. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by the Company and the Holders of a majority of the then outstanding Registrable Securities. No course of dealing between the Company and a Holder or any delay in exercising any rights hereunder will operate as a waiver of any rights of any party to this Agreement. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

EXHIBIT B - 18

Section 6.9     Entire Agreement. Except as otherwise explicitly provided herein, this Agreement (together with the Merger Agreement, the Confidentiality Agreement (as defined in the Merger Agreement), and any other documents and instruments executed pursuant hereto or thereto) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, oral or written, among the parties hereto with respect thereto.

Section 6.10     Counterparts. This Agreement may be executed and delivered in any number of counterparts and by way of electronic signature and delivery, each such counterpart, when executed and delivered, shall be deemed an original, and all of which together shall constitute the same agreement. Except as expressly provided in this Agreement, each individual executing this Agreement on behalf of a party hereto has been duly authorized and empowered to execute and deliver this Agreement on behalf of said party hereto.

Section 6.11     Further Assurances. Subject to the other terms of this Agreement, the parties hereto agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary, from time to time, to effectuate the transactions contemplated by the Merger Agreement, as applicable.

Section 6.12     Prior Registration RightsSection 6.13      . For the avoidance of doubt, the Holders are deemed to have registration rights on parity with the registration rights granted in (i) that certain Registration Rights Agreement, dated as of April 1, 2021, by and among the Company and Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts, and (ii) that certain Registration Rights Agreement, dated as of May 9, 2021, by and among the Company and Kimmeridge Chelsea, LLC.

[signature page follows]

EXHIBIT B - 19

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its undersigned duly authorized representative as of the date first written above.

THE COMPANY:

BONANZA CREEK ENERGY, INC.

By:
Name:
Title:

holderS:

[__________]

By:
Name:
Title:

Address:

[●]

Contact Person: [●]
Telephone No: [●]
Email: [●]

[__________]

By:
Name:
Title:

Address:

[●]

Contact Person: [●]
Telephone No: [●]
Email: [●]

SCHEDULE I1

HOLDERS

1To be provided at Closing.

Schedule I

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement (“Adoption Agreement”) is executed by the undersigned transferee (“Transferee”) pursuant to the terms of the Registration Rights Agreement, dated as of [•], 2021, between Bonanza Creek Energy, Inc. (the “Company”) and the Persons identified on Schedule I thereto (as amended from time to time, the “Registration Rights Agreement”). Terms used and not otherwise defined in this Adoption Agreement have the meanings set forth in the Registration Rights Agreement.

By the execution of this Adoption Agreement, the Transferee agrees as follows:

1.	Acknowledgement. Transferee acknowledges that Transferee is acquiring certain shares of Common Stock of the Company, subject to the terms and conditions of the Registration Rights Agreement among the Company and the Holders.

2.	Agreement. Transferee (i) agrees that the Registrable Securities acquired by Transferee shall be bound by and subject to the terms of the Registration Rights Agreement, pursuant to the terms thereof, and (ii) hereby adopts the Registration Rights Agreement with the same force and effect as if he, she or it were originally a party thereto.

3.	Notice. Any notice required as permitted by the Registration Rights Agreement shall be given to Transferee at the address listed beside Transferee’s signature below.

4.	Joinder. The spouse of the undersigned Transferee, if applicable, executes this Adoption Agreement to acknowledge its fairness and that it is in such spouse’s best interest, and to bind such spouse’s community interest, if any, in the shares of Common Stock and other securities referred to above and in the Registration Rights Agreement, to the terms of the Registration Rights Agreement.

Signature:

Address:
Contact Person:
Telephone No:
Email:

Exhibit A

EXHIBIT C

Subject Area

Exhibit C

Page1

EXHIBIT D

Form of Conveyance Agreement

Exhibit D

Page1

Exhibit 2.2

Execution Version

AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER, dated as of June 6, 2021 (this “Amendment”), is entered into by and among Bonanza Creek Energy, Inc., a Delaware corporation (“Parent”), Raptor Eagle Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Extraction Oil & Gas, Inc., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

WHEREAS, on May 9, 2021, the Parties entered into the Agreement and Plan of Merger (the “Merger Agreement”);

WHEREAS, Parent and the Company entered into the Joint Bidding Agreement and Consent dated as of May 18, 2021 to jointly pursue a potential acquisition of CPPIB Crestone Peak Resources America Inc.; and

WHEREAS, in accordance with Section 9.12 of the Merger Agreement, the Parties desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.                  Definitions. Each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Merger Agreement, as amended hereby.

2.                  Consent to Parent/Condor Merger Agreement. Each party hereby consents to the entry by the other Parties and, in the case of Parent, its wholly owned Subsidiaries, into that certain Agreement and Plan of Merger dated as of June 6, 2021 among, Parent, Raptor Condor Merger Sub 1, Inc., Raptor Condor Merger Sub 2, LLC, Crestone Peak Resources LP, CPPIB Crestone Peak Resources America Inc., Crestone Peak Resources Management LP and, solely for purposes of certain provisions therein, the Company (the “Parent/Condor Merger Agreement”). Each Party hereby waives any claim it may have against another party or its Subsidiaries as a result of the entry into, compliance with and consummation of the transactions contemplated by, the Parent/Condor Merger Agreement.

3.                  Amendments to the Merger Agreement.

(a)                The seventh sentence of Section 5.2(b) is hereby amended and restated to read as follows:

“Except as set forth in this Section 5.2, and except for changes since the Measurement Date resulting from the exercise of stock options outstanding at such date (and the issuance of shares of Parent Common Stock thereunder, which were reserved for issuance as set forth in Section 5.2(a)), stock grants or other awards granted in accordance with Section 6.2(b)(ii), or pursuant to the Agreement and Plan of Merger dated as of June 6, 2021 among, Parent, Raptor Condor Merger Sub 1, Inc., Raptor Condor Merger Sub 2, LLC, Crestone Peak Resources LP, CPPIB Crestone Peak Resources America Inc., Crestone Peak Resources Management LP and, solely for purposes of certain provisions therein, the Company (the “Parent/Condor Merger Agreement”), there are outstanding: (1) no shares of Parent Capital Stock, Voting Debt or other voting securities of Parent; (2) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of Parent Capital Stock, Voting Debt or other voting securities of Parent, and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Parent Capital Stock or any Voting Debt or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement.

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(b)                Clause (d) of Section 5.7 of the Merger Agreement is hereby amended and restated to read as follows:

“liabilities incurred in connection with the Transactions and the transactions contemplated by the Parent/Condor Merger Agreement (the “Parent/Condor Transactions”);”

(c)                Section 6.2(a) of the Merger Agreement is hereby amended and restated to read as follows:

“Except (i) as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as expressly required without the consent of CPPIB Crestone Peak Resources America Inc. by the Parent/Condor Merger Agreement, (iv) as may be required by applicable Law (including any COVID-19 Measures), or (v) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, however, that no action or inaction by Parent or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.2(b).”

(d)                The preamble to Section 6.2(b) of the Merger Agreement is hereby amended and restated as follows:

“Except (i) as set forth on Schedule 6.2(b) of the Parent Disclosure Letter, (ii)  as expressly required by this Agreement, (iii) as expressly permitted or required without the consent of CPPIB Crestone Peak Resources America Inc. by the Parent/Condor Merger Agreement, (iv) as may be required by applicable Law or (v) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall cause its Subsidiaries not to:”

2

(e)                Section 6.9(d) of the Merger Agreement is hereby amended by replacing the defined term “Company Employee” used therein with the defined term “Continuing Employee.”

(f)                 Section 6.9(e) of the Merger Agreement is hereby amended by replacing the defined term “Company Employee” used therein with the defined term “Continuing Employee.”

(g)                Section 6.9(f) of the Merger Agreement is hereby amended by replacing the defined term “Company Employee” used therein with the defined term “Continuing Employee.”

(h)                Section 6.9(g) of the Merger Agreement is hereby amended by replacing the defined term “Company Employee” used therein with the defined term “Continuing Employee.”

(i)                 Section 6.9(h) of the Merger Agreement is hereby amended and restated to read as follows:

“Nothing in this Agreement shall constitute an establishment or termination of, or an amendment to, or be construed as establishing, terminating or amending, any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries. The provisions of this Section 6.9 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of the Company, Parent or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any third party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Section 6.9. Nothing in this Section 6.9 is intended to (i) prevent Parent, the Surviving Corporation or any of their Affiliates from terminating the employment or service of any Person, including a Continuing Employee, at any time and for any reason, (ii) provide any Person any right to employment or service or continued employment or service with Parent or any of its Subsidiaries (including following the Effective Time, the Surviving Corporation) or any particular term or condition of employment or service, or (iii) prevent Parent, the Surviving Corporation or any of their Affiliates from terminating, revising or amending any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries.”

(j)                 A new Section 6.25 shall be added to the Merger Agreement to read as follows:

3

“Section 6.25 Financing Cooperation.

(a)                 Prior to the Closing Date, the Company shall provide, and shall use its commercially reasonable efforts to cause its Affiliates and its and its Affiliates’ representatives to provide, the Parent such cooperation as may be reasonably requested by the Parent with respect to the arrangement of (i) Debt Financing and/or Replacement Financing and (ii) “Replacement Financing” under Section 7.22(a) of the Parent/Condor Merger Agreement; provided that, in each case, such requested cooperation does not unreasonably interfere with operations of the Company and its assets and that any information requested by the Parent is reasonably available to the Company or any of its Affiliates or its or their Representatives. Such cooperation shall include, without limitation, using commercially reasonable efforts to (i) provide historical financial information, lease operating statements and reserve engineering reports and other similar information prepared in the ordinary course of business relating to the Company’s assets and all updates thereto and provide reasonable assistance to the Parent in connection with the preparation of pro forma financial information to be included in any marketing materials to be used in connection with any Debt Financing and/or Replacement Financing, (ii) provide information reasonably requested by the Parent for its preparation of materials for bank information memoranda, offering prospectuses and documents, marketing materials, rating agency presentations and similar documents required in connection with the Debt Financing and/or Replacement Financing, and identify any information contained therein that would constitute material, non-public information with respect to the Company or its securities or any of its assets for purposes of foreign, United States federal or state securities laws, (iii) cause the independent accountants of the Company to provide reasonable assistance to the Parent, consistent with their professional practice, including by participating in accounting due diligence sessions (if reasonably requested by the Debt Financing Sources and/or sources of the Replacement Financing), to provide their consent to use of their audit reports relating to the Company’s assets (if applicable) on customary terms and to deliver a customary comfort letter covering items reasonably requested by the Debt Financing Sources (and/or sources providing the Replacement Financing) in any offering memorandum or prospectus relating to a Debt Financing and/or Replacement Financing, (iv) reasonably cooperate in satisfying the covenants and conditions precedent to any Debt Financing and/or Replacement Financing to the extent such covenants and conditions require the cooperation of the Company, its Affiliates or its or their representatives, (v) furnish all documentation and other information required by governmental authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001 and (vi) reasonably facilitate the Parent’s preparation of the documentation necessary to pledge and mortgage the Company’s assets that will be collateral under the Debt Financing and/or Replacement Financing, including, without limitation, to reasonably assist the Parent in its preparation of disclosure schedules relating to the Company’s assets in connection with Debt Financing and/or Replacement Financing.

(k)                 A new Section 6.26 shall be added to the Merger Agreement to read as follows:

“Section 6.26 Parent/Condor Merger Agreement.

(a)           Notwithstanding anything in this Agreement to the contrary:

(i)        Parent shall not, without the consent of the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (A) consent to any action or inaction by Condor that would violate Section 7.1 of the Parent/Condor Merger Agreement, (B) amend any provision of the Parent/Condor Merger Agreement or waive any obligation of Condor thereunder or (C) knowingly fail to enforce its rights against Condor in respect of any material breach under the Parent/Condor Merger Agreement.

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(ii)       Parent shall have the right to terminate the Parent/Condor Merger Agreement in accordance with its terms; provided, however, that Parent shall not terminate the Parent/Condor Merger Agreement without first reasonably consulting with the Company and considering, in good faith, the views of the Company.

(b) Parent shall promptly provide to the Company any material notices, communications or other information provided by Condor to Parent pursuant to Section 7.16(b) of the Parent/Condor Merger Agreement.”

(l)                 Section 8.1(b)(ii) of the Merger Agreement is hereby amended by replacing the date of “November 9, 2021” with “December 6, 2021.”

(m)               Sections 8.3(b) and 8.3(d) of the Merger Agreement is hereby amended by replacing the defined term “Termination Fee” used therein with the defined term “Company Termination Fee.”

(n)                Section 8.3(c) and 8.3(e) of the Merger Agreement is hereby amended by replacing the defined term “Termination Fee” used therein with the defined term “Parent Termination Fee.”

(o)                The initial sentence of Section 8.3(f) of the Merger Agreement is hereby restated as follows:

“In no event shall Parent be entitled to receive more than one payment of the Company Termination Fee. In no event shall the Company be entitled to receive more than one payment of the Parent Termination Fee

(p)                The following definitions are hereby added to Annex A of the Merger Agreement:

“Company Employee” means any current or former employee, consultant, independent contractor or director of the Company or any Subsidiary of the Company.

“Company Termination Fee” means $37,500,000.

“Debt Financing” means any debt financing to be arranged or provided by one or more arrangers, agents, lenders, underwriters, investors, or other financial institutions (any such persons, the “Debt Financing Sources”) at the request of the Parent in connection with financing the Parent/Condor Transactions and payment of related fees, costs and expenses.

“Debt Financing Sources” has the meaning set forth in the definition of “Debt Financing.”

“Parent Termination Fee” means $22,500,000.

5

(q)                The definition of “Parent Competing Proposal” in Annex A is amended to add the following sentence at the end of the definition: “For the avoidance of doubt, the Parent/Condor Merger Agreement and the transactions contemplated thereby shall not constitute a Parent Competing Proposal.”

(r)                 The Company Disclosure Letter shall be amended with respect to Sections 4.3(c), 4.6(b)(iii), 4.7(d), 4.19(a)(i) and 6.1(b) to include the following: “The entry of the Parent/Condor Merger Agreement and the consummation of the transactions contemplated thereby from and after the date thereof.” The Company Disclosure Letter shall be amended with respect to Section 4.23 to include: “Payment of a fee to the Company FA in connection with the entry the Company’s entry into the Parent/Condor Merger Agreement.”

(s)                The Parent Disclosure Letter shall be amended to (i) include new Schedules 5.6(b) and 5.23, (ii) to include the following in Schedules 5.6(b) and 5.19(a)(i): “The entry of the Parent/Condor Merger Agreement and the consummation of the transactions contemplated thereby from and after the date thereof” and (iii) to include the following in Schedule 5.23: “Payment of a fee to the Parent FA in connection with Parent’s entry into the Parent/Condor Merger Agreement.”

4.                  References to and Effect on the Merger Agreement. On and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” or words of similar import referring to the Merger Agreement, and any reference to the Merger Agreement in any other agreements, instruments and documents executed and delivered in connection therewith, shall mean the Merger Agreement as amended by this Amendment. The provisions set forth in this Amendment shall be deemed to be and shall be construed as part of the Merger Agreement to the same extent as if fully set forth verbatim therein. All references in the Merger Agreement to “the date hereof,” “the date of this Agreement” and words of similar import, and all references to the date of the Merger Agreement in any other agreements, instruments and documents executed and delivered in connection therewith, shall in all instances continue to refer to May 9, 2021.

5.                  Amendment. Except as expressly amended by this Amendment, the terms of the Merger Agreement shall remain unchanged and continue in full force and effect.

6.                  Other Miscellaneous Terms. The provisions of Article IX of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

[Remainder of page intentionally left blank.]

6

IN WITNESS WHEREOF, the Parties have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.

PARENT:

Bonanza Creek Energy, Inc.

By:	/s/ Eric T. Greager
Name:	Eric T. Greager
Title:	President and Chief Executive Officer

MERGER SUB:

Raptor eagle MERGER SUB, INC.

By:	/s/ Cyrus D. Marter IV
Name:	Cyrus D. Marter IV
Title:	President and Secretary

Signature Page to Amendment No. 1 to
Agreement and Plan of Merger

COMPANY:

Extraction oil & gas, Inc.

By:	/s/ Tom Tyree
Name:	Tom Tyree
Title:	Chief Executive Officer

Signature Page to Amendment No. 1 to
Agreement and Plan of Merger

Exhibit 10.1

Execution Version

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), dated as of June 6, 2021, is entered into by and among Bonanza Creek Energy Inc., a Delaware corporation (“Parent”), CPPIB Crestone Peak Resources America Inc., a Delaware corporation (the “Company”), and CPPIB Crestone Peak Resources Canada Inc., a Canadian corporation (“Stockholder”). Parent, the Company and Stockholder are each sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, concurrently with the execution of this Agreement, the Company, Parent, Raptor Condor Merger Sub 1, Inc., a Delaware corporation (“Merger Sub 1”), Raptor Condor Merger Sub 2, LLC, a Delaware limited liability company (“Merger Sub 2”), Crestone Peak Resources LP, a Delaware limited partnership (“CPR”), Crestone Peak Resources Management LP, a Delaware limited partnership (the “CPR Management LP”), and solely for purposes of Article VI, Section 7.1, Section 7.5 through Section 7.9, Section 7.11, Section 7.16, Section 7.22(b), Article VIII and Article X thereof, Extraction Oil & Gas, Inc., a Delaware corporation (“XOG”), are entering into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger of Merger Sub 1 and the Company, with the Company surviving (the “Company Merger”), the merger of the Company with Merger Sub 2, with Merger Sub 2 surviving (the “Company LLC Sub Merger” and, together with the Company Merger, the “Mergers”), in each case pursuant to the terms and conditions of the Merger Agreement;

WHEREAS, in order to induce Parent to enter into the Merger Agreement, Stockholder is willing to make certain representations, warranties, covenants, and agreements as set forth in this Agreement with respect to (a) the 1,000 shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) Beneficially Owned (as defined below) by Stockholder (the “Shares”) and (b) the exercise, funding and enforcement of the Company’s call right pursuant to Section 3.18 (the “CPR Call”) of the Agreement of Limited Partnership of CPR (the “CPR Partnership Agreement”), and (c) the guarantee of the exercise, funding and enforcement of the CPR Call; and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and the Company have required that Stockholder, and Stockholder has agreed to, execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth below and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

1.	Definitions.

For purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases, and correlative forms shall have the meanings assigned to them in this Section 1.

(a)            “Affiliate” means with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, neither the Company nor any of its Subsidiaries shall be deemed to be a Subsidiary or Affiliate of Stockholder; provided, further, that, for the avoidance of doubt, any member of Stockholder shall be deemed an Affiliate of Stockholder; and provided, further, that an Affiliate of Stockholder shall include any investment fund, vehicle or holding company of which Stockholder or an affiliate thereof serves as the general partner, managing member or discretionary manager or advisor.

(b)            “Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such rule (in each case, irrespective of whether or not such rule is actually applicable in such circumstance). For the avoidance of doubt, “Beneficially Own” and “Beneficial Ownership” shall also include record ownership of securities.

(c)            “Beneficial Owner” shall mean the Person who Beneficially Owns the referenced securities.

2.	Representations of Stockholder. Stockholder represents and warrants to Parent that:

(a)            Ownership of Shares. Stockholder (i) is the Beneficial Owner of all of the Shares free and clear of any proxy, voting restriction, adverse claim, or other Encumbrances, other than those created by this Agreement or under applicable federal or state securities laws; and (ii) has the sole voting power over all of the Shares. Except as expressly provided by this Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which Stockholder is a party relating to the pledge, disposition, or voting of any of the Shares and there are no voting trusts or voting agreements with respect to the Shares. The Shares represent 100% of the issued and outstanding shares of Company Common Stock as of the date of this Agreement and as of the delivery of the Stockholder Written Consent (as defined below).

(b)            Disclosure of All Shares Owned. Neither Stockholder nor any of its Affiliates Beneficially Owns any shares of Company Common Stock or other equity interest in the Company other than the Shares.

(c)            Power and Authority; Binding Agreement. Stockholder has full corporate power and authority to enter into, execute, and deliver this Agreement and to perform fully Stockholder’s obligations hereunder (including the proxy described in Section 3(b) below)). This Agreement has been duly and validly executed and delivered by Stockholder and constitutes the legal, valid, and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms.

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(d)            No Conflict. The execution and delivery of this Agreement by Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Law applicable to Stockholder or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, or cancellation of, or result in the creation of any Encumbrance on any of the Shares pursuant to, any agreement or other instrument or obligation, including organizational documents binding upon Stockholder or any of the Shares.

(e)            No Consents. No Consent, order or declaration of any Governmental Entity or any other Person on the part of Stockholder is required in connection with the valid execution and delivery of this Agreement.

(f)            No Litigation. There is no Proceeding pending against, or to the knowledge of Stockholder, threatened against or affecting, Stockholder that could reasonably be expected to materially impair or materially adversely affect the ability of Stockholder to perform Stockholder’s obligations hereunder or to consummate the transactions contemplated by this Agreement on a timely basis.

(g)            Shareholder Loans. None of the outstanding loans made by Stockholder to the Company (“Shareholder Loans”) were issued with any original issue discount at the time of their issuance.

3.	Agreement to Vote Shares.

(a)            Delivery of Written Consent. Stockholder agrees that contemporaneously with the execution of the Merger Agreement by the parties thereto, Stockholder shall execute and deliver a written consent (the “Stockholder Written Consent”) with respect to all of the Shares approving and adopting the Merger Agreement and the Transactions, including the Company Merger, in the form attached hereto as Exhibit A hereto.

(b)            Voting Agreement. Stockholder irrevocably and unconditionally agrees during the term of this Agreement, at any annual or special meeting of the Company called with respect to the following matters, and at every adjournment or postponement thereof (each, a “Covered Meeting”), to appear at any such meeting or otherwise cause the Shares to be counted as present thereat for purpose of establishing a quorum and vote or cause the holder of record to vote the Shares at such meeting (i) in favor of (1) adoption of the Merger Agreement and approval of any other matters necessary for consummation of the transactions contemplated by the Merger Agreement, including the Company Merger and (2) any proposal to adjourn or postpone such meeting of stockholders of the Company to a later date if there are not sufficient votes to approve the Company Merger; and (ii) against (1) any Company Alternative Proposal or any of the transactions contemplated thereby, (2) any action, proposal, transaction, or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Company under the Merger Agreement or of Stockholder under this Agreement, and (3) any action, proposal, transaction, or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Mergers or the fulfillment of Parent’s, the Company’s or Merger Sub’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company’s Organizational Documents). Any attempt by the Stockholder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Shares in contravention of this Section 3 shall be null and void ab initio.

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4.	No Voting Trusts or Other Arrangement.

Stockholder agrees that during the term of this Agreement Stockholder will not, and will not permit any Affiliate to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares, or subject any of the Shares to any arrangement with respect to the voting of the Shares other than agreements entered into with Parent.

5.	Transfer and Encumbrance.

Stockholder agrees that prior to the earlier of the consummation of the Mergers and the termination of the Merger Agreement in accordance with its terms, Stockholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge, convey any legal or Beneficial Ownership interest in or otherwise dispose of (by merger (including by conversion into securities or other consideration but excluding any disposition made by the Stockholder pursuant to the Company Merger and the transactions contemplated by the Merger Agreement), by tendering into any tender or exchange offer, by operation of Law or otherwise) or Encumber (“Transfer”) any of the Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of any of the Shares or Stockholder’s voting or economic interest therein. Any attempted Transfer of Shares or any interest therein in violation of this Section 5 shall, to the fullest extent permitted by Law, be null and void ab initio. If any involuntary Transfer of any of Stockholder’s Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

6.	Additional Purchases; Adjustments.

Stockholder agrees that any shares of Company Common Stock and any other shares of capital stock or other equity of the Company that Stockholder purchases, acquires the voting power or otherwise acquires Beneficial Ownership of after the execution of this Agreement and prior to the record date for any Covered Meeting shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof for all purposes of this Agreement, and Stockholder shall promptly notify the Company of the existence of any such after-acquired Shares. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Shares, the terms of this Agreement shall apply to the resulting securities and such resulting securities shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof for all purposes of this Agreement.

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7.	Waiver of Appraisal and Dissenters’ Rights and Certain Other Actions.

(a)            Waiver of Appraisal and Dissenters’ Rights. To the fullest extent permitted by Law, Stockholder hereby irrevocably and unconditionally waives, and agrees not to assert or perfect, any rights of appraisal (including under Section 262 of the DGCL) or rights to dissent in connection with the Company Merger that Stockholder may have by virtue of ownership of the Shares.

(b)            Waiver of Certain Other Actions. Stockholder hereby agrees not to commence, join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub or the Company or any of their respective Affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing) or (b) alleging a breach of any fiduciary duty of the Company Board in connection with the negotiation and entry into this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

8.	Termination.

This Agreement shall terminate upon the earliest to occur of (the “Expiration Time”): (a) the Company Merger Effective Time; (b) the date on which the Merger Agreement is terminated in accordance with its terms; (c) the termination of this Agreement by mutual written consent of the Parties; and (d) the date of any modification, waiver or amendment to the Merger Agreement effected without the Stockholder’s consent that (i) decreases the amount or changes the form of consideration payable to the shareholders of the Company pursuant to the terms of the Merger Agreement as in effect on the date of this Agreement or (ii) otherwise materially adversely affects the interests of the Stockholder. Nothing in this Section 8 shall relieve or otherwise limit the liability of any Party for any breach of this Agreement incurred prior to such termination. Provided, however, that Section 17 and the last sentence of Section 11 shall survive the termination of this Agreement until the covenants thereunder have been fully performed.

9.	No Solicitation.

Subject to Section 10, Stockholder shall not, and shall cause its Affiliates not to, and shall use its reasonable best efforts to cause its and their respective officers, members, directors, partners, employees, accountants, financial and tax advisers and legal counsel (“Representatives”) not to, directly or indirectly, take any of the actions listed in clauses (i) - (iii) of the first sentence of Section 7.3(a) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof). Stockholder shall, and shall cause its Affiliates to, and shall use its reasonable best efforts to cause its and their Representatives to, immediately cease, and cause to be terminated, any discussions or negotiations conducted before the date of this Agreement with any Person other than Parent and XOG with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Alternative Proposal.

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10.	Fiduciary Duties.

Stockholder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Shares and nothing herein is intended to or shall limit or affect any actions taken by any of Stockholder’s designees serving in his or her capacity as a director of the Company (or a Subsidiary of the Company). The taking of any actions (or failures to act) by Stockholder’s designees serving as a director of the Company (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

11.	Further Assurances.

Stockholder agrees, from time to time, and without additional consideration, to execute and deliver such additional proxies, documents and other instruments and to take all such further action as Parent may reasonably request to consummate and make effective the transactions contemplated by this Agreement and to not take or permit any of its Affiliates to take any action that would reasonably be likely to adversely affect or delay the ability to perform Stockholder’s covenants and agreements under this Agreement. Stockholder shall promptly exercise its right to call any equity capital funding that is available to Stockholder under that certain Equity Commitment Letter between CPP Investment Board and CPPIB Crestone Peak Resources Canada Inc. dated June 7, 2021, to the extent that it has insufficient funds to satisfy any of its obligations under Section 17.

12.	Stop Transfer Instructions.

At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Time, in furtherance of this Agreement, Stockholder hereby authorizes and instructs the Company to instruct the Company’s transfer agent (as applicable) that there is a stop transfer order with respect to all of the Shares (and that this Agreement places limits on the voting and transfer of the Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company following the Expiration Time.

13.	Specific Performance.

The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the Expiration Time, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 13, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement, all in accordance with the terms of this Section 13. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 13, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

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14.	Entire Agreement.

This Agreement (together with the Merger Agreement and any other documents and instruments executed pursuant hereto) supersedes all prior agreements, written or oral, between the Parties hereto with respect to the subject matter hereof and contains the entire agreement between the Parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the Parties hereto. No waiver of any provisions hereof by either Party shall be deemed a waiver of any other provisions hereof by such Party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such Party.

15.	Extension; Waiver.

At any time prior to the Company Merger Effective Time, the Parties may, to the extent legally allowed:

(a)            extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b)            waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c)            waive compliance with any of the agreements or conditions of the other Party contained herein;

provided, that, in each case, such waiver is made in writing and signed by the Party (or parties) against whom the waiver is to be effective.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party. No waiver by any of the Parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

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16.	Notices.

All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (upon confirmation of receipt; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 16):

If to Parent or Merger Sub, to:

Bonanza Creek Energy, Inc.

410 17th St.

Denver, CO 80202

Attention: Skip Marter, General Counsel

E-mail:

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

1001 Fannin St.

Houston, TX 77002

Attention: Stephen M. Gill

E-mail:

and

Vinson & Elkins LLP

1114 Avenue of the Americas, 32nd Floor

New York, NY 10036

Attention: Shelley A. Barber

E-mail:

If to the Company, to:

CPPIB Crestone Peak Resources America, Inc.

c/o Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON

M5C 2W5

Canada

Attention: Bruce Hogg, Managing Director, Head of Sustainable Energy

E-mail:

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with a required copy to (which copy shall not constitute notice):

Gibson, Dunn & Crutcher LLP

1801 California Street, Ste. 4200

Denver, CO 80202-2642

Attention: Beau Stark

E-mail:

If to Stockholder, to:

CPPIB Crestone Peak Resources Canada, Inc.

c/o Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON

M5C 2W5

Canada

Attention: Bruce Hogg, Managing Director, Head of Sustainable Energy

E-mail:

with a required copy to (which copy shall not constitute notice):

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, TX 77002

Attention: Jeffrey Muñoz; Thomas Brandt

E-mail:

17.	Obligations with respect to Conveyance/Call Transaction.

(a)            Conveyance/Call Transaction. To the extent that the Broe Investor (as defined in the CPR Partnership Agreement) has not executed and delivered the Conveyance Agreement (“Conveyance Agreement”) within 5 Business Days following the date of this Agreement, the Company shall deliver a Call Right Exercise Notice (as defined in the CPR Partnership Agreement) pursuant to Section 3.18(a) of the CPR Partnership Agreement in form and substance reasonably acceptable to Parent (the resulting transaction, the “Call Transaction”). In addition, the Company shall use reasonable best efforts, and take all actions reasonably requested by Parent, to (i) if the Conveyance Agreement has been entered into as provided for above, cause the transactions contemplated by the Conveyance Agreement (“Conveyance Transaction”) to be consummated in accordance with Conveyance Agreement and (ii) if the Conveyance Agreement has not been entered into as provided for above, cause the Call Transaction to be consummated in accordance with the Call Right provisions set forth in the CPR Partnership Agreement. Prior to the Closing, Stockholder shall cause Company to comply in all respects with this Section 17(a).

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(b)            Enforcement of Call Transaction by Stockholder. In the event that Company is required to initiate the Call Transaction process pursuant to Section 17(a) above, upon the consummation, pursuant to Section 3.18 of the CPR Partnership Agreement, of the purchase of the Class A Units and the Class C Units (in each case, as defined in the CPR Partnership Agreement) from the Broe Investor, Stockholder will pay on behalf of Company (as a contribution of such amounts to Company if consummated prior to the Company Merger Effective Time, or as a reimbursement if consummated after the Company Merger Effective Time) the Put/Call Price (as defined in the CPR Partnership Agreement) in accordance with the CPR Partnership Agreement and any costs, expenses or charges reasonably incidental thereto, including any costs incurred by the Company associated with a Qualified Appraiser (as such term is defined in the CPR Partnership Agreement).

(c)            Defense of Broe Claims. To the extent that Broe Investor (as defined in the CPR Partnership Agreement) or any of its Affiliates brings any claim, cause of action, or proceeding against the Parent, the Company and/or their respective (the “Covered Persons”) Affiliates relating to the exercise of the Call Transaction, the validity of the Call Transaction, the Put/Call Price or any other aspects of the Call Transaction (collectively, “Broe Claims”), then in such event Stockholder shall be solely responsible for any losses, liabilities, claims and/or expenses incurred by such Covered Persons with respect thereto. Notwithstanding anything herein to the contrary, Stockholder shall on behalf of such Persons be responsible for and control any defense of any Broe Claims. If requested by Stockholder, Parent and the Company agree to cooperate in contesting any Broe Claim and will provide reasonable access to any books, records or employees of such Covered Persons reasonably necessary for Stockholder to defend against any Broe Claims. Parent and Company may participate in, but not control, any defense or settlement of any Broe Claim, provided that such participation shall be at such Person’s sole cost and expense. No settlement of any Broe Claim may be made by Stockholder without the written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed; provided, that such consent shall not be required for any settlement of any Broe Claim that (i) is for monetary damages only and all of which will be fully discharged by Stockholder and (ii) does not include any ongoing obligations with respect to Parent, Company or their respective Affiliates.

(d)            Enforcement of Call Transaction by Parent. If the consummation of the Call Transaction or the Conveyance Transaction has not occurred prior to the Closing, Parent shall cause the Company to comply with Section 17(a) after the Closing in all respects.

(e)            Elimination of Shareholder Loan. Stockholder shall immediately prior to the Closing make an assignment to Company of the Shareholder Loans as a contribution in respect of its capital stock in the Company.

18.	Miscellaneous.

(a)            Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

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(b)            Submission to Jurisdiction. THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DELAWARE GENERAL CORPORATIONS LAW, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 15 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)            Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 17(c).

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(d)            Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense, whether or not the Mergers are consummated.

(e)            Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(f)             Counterparts. This Agreement may be executed in one or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

(g)            Interpretation. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Sections, such reference shall be to n Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Stockholder means the actual knowledge of any officer of Holder after due inquiry.

(h)            Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence and except as set forth in Section 5, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

(i)             No Third-Party Beneficiaries; Non-Recourse. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit, or remedy of any nature under or by reason of this Agreement.

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(j)             No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to Stockholder, and Parent shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct Stockholder in the voting or disposition of any Shares, except as otherwise expressly provided herein.

(k)            No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the Parties or a presumption that the Parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

(l)             Disclosure. Stockholder consents to and authorizes the publication and disclosure by the Company and Parent of Stockholder’s identity and holding of Shares, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, including the Joint Proxy Statement, as applicable, and any other disclosure document required in connection with the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement.

(m)           Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties.

(n)            Reliance. Stockholder understands and acknowledges that Parent, Merger Sub and the Company are entering into the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first written above.

BONANZA CREEK ENERGY, INC., a Delaware corporation

By	/s/ Eric T. Greager
Name: Eric T. Greager
Title: President and Chief Executive Officer

CPPIB CRESTONE PEAK RESOURCES AMERICA INC., a Delaware corporation

By	/s/ Bruce Hogg
Name: Bruce Hogg
Title: Managing Director, Head of Sustainable Energy

By	/s/ Dave Chambers
Name: Dave Chambers
Title: Senior Principal, Sustainable Energy

CPPIB CRESTONE PEAK RESOURCES CANADA INC., a Canadian corporation

By	/s/ Bruce Hogg
Name: Bruce Hogg
Title: Managing Director, Head of Sustainable Energy

By	/s/ Dave Chambers
Name: Dave Chambers
Title: Senior Principal, Sustainable Energy

Signature Page to Support Agreement

Exhibit A

Stockholder Written Consent

[See attached]

Exhibit 10.2

Execution Version

AMENDED AND RESTATED VOTING AGREEMENT

This Amended and Restated Voting Agreement (this “Agreement”), dated as of June 6, 2021 and effective as of May 9, 2021, is entered into by and among Bonanza Creek Energy, Inc., a Delaware corporation (“Parent”), Extraction Oil & Gas, Inc., a Delaware corporation (the “Company”), and Kimmeridge Energy Management Company, LLC, a Delaware limited liability company (“Stockholder”). Parent, the Company and Stockholder are each sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS the Company, Parent, and Merger Sub, have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Merger Sub and the Company pursuant to the terms and conditions of the Merger Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, (i) the Company, Parent, and Merger Sub, are entering into an Amendment No. 1 (the “Amendment”), dated as of the date hereof, to the Merger Agreement, and (ii) Parent, Raptor Condor Merger Sub 1, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub 1”), Raptor Condor Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent, Crestone Peak Resources LP, a Delaware limited partnership, CPPIB Crestone Peak Resources America Inc., a Delaware corporation (“CPPIB Crestone Peak”), Crestone Peak Resources Management LP, a Delaware limited partnership and the Company, are entering into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Condor Merger Agreement”), providing for, among other things, the merger of Merger Sub 1 and Condor pursuant to the terms and conditions of the Condor Merger Agreement;

WHEREAS the Company, Parent, and Merger Sub, have previously entered into that certain Voting Agreement dated as of May 9, 2021 (the “Previous Agreement”) and desire to amend and restate the Previous Agreement in order to induce Parent to enter into the Amendment;

WHEREAS, Stockholder is willing to make certain representations, warranties, covenants, and agreements as set forth in this Agreement with respect to the 9,799,080 shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) Beneficially Owned (as defined below) by Stockholder (the “Original Shares” and, together with any additional shares of Company Common Stock pursuant to Section 6 hereof, the “Shares”); and

WHEREAS, as a condition to their willingness to enter into the Amendment, Parent and the Company have required that Stockholder, and Stockholder has agreed to, execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth below and for other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the Parties hereto, intending to be legally bound, do hereby agree as follows:

1.	Definitions.

For purposes of this Agreement, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases, and correlative forms shall have the meanings assigned to them in this Section 1.

(a)            “Affiliate” means with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, neither the Company nor any of its Subsidiaries shall be deemed to be a Subsidiary or Affiliate of Stockholder; provided, further, that, for the avoidance of doubt, any member of Stockholder shall be deemed an Affiliate Stockholder; and provided, further, that an Affiliate of Stockholder shall include any investment fund, vehicle or holding company of which Stockholder or an affiliate thereof serves as the general partner, managing member or discretionary manager or advisor.

(b)            “Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such rule (in each case, irrespective of whether or not such rule is actually applicable in such circumstance). For the avoidance of doubt, “Beneficially Own” and “Beneficial Ownership” shall also include record ownership of securities.

(c)            “Beneficial Owner” shall mean the Person who Beneficially Owns the referenced securities.

2.	Representations of Stockholder. Stockholder represents and warrants to Parent that:

(a)            Ownership of Shares. Stockholder (i) is the Beneficial Owner of all of the Original Shares free and clear of any proxy, voting restriction, adverse claim, or other Encumbrances, other than those created by this Agreement or under applicable federal or state securities laws; and (ii) has the sole voting power over all of the Original Shares. Except as expressly provided by this Agreement, there are no options, warrants, or other rights, agreements, arrangements, or commitments of any character to which Stockholder is a party relating to the pledge, disposition, or voting of any of the Original Shares and there are no voting trusts or voting agreements with respect to the Original Shares.

(b)            Disclosure of All Shares Owned. Neither Stockholder nor any of its Affiliates Beneficially Owns any shares of Company Common Stock other than the Original Shares.

(c)            Power and Authority; Binding Agreement. Stockholder has full limited liability company power and authority to enter into, execute, and deliver this Agreement and to perform fully Stockholder’s obligations hereunder (including the proxy described in Section 3(b) below)). This Agreement has been duly and validly executed and delivered by Stockholder and constitutes the legal, valid, and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms.

(d)            No Conflict. The execution and delivery of this Agreement by Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any Law applicable to Stockholder or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, or cancellation of, or result in the creation of any Encumbrance on any of the Shares pursuant to, any agreement or other instrument or obligation, including organizational documents binding upon Stockholder or any of the Shares.

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(e)            No Consents. No Consent, order or declaration of any Governmental Entity or any other Person on the part of Stockholder is required in connection with the valid execution and delivery of this Agreement.

(f)            No Litigation. There is no Proceeding pending against, or to the knowledge of Stockholder, threatened against or affecting, Stockholder that could reasonably be expected to materially impair or materially adversely affect the ability of Stockholder to perform Stockholder’s obligations hereunder or to consummate the transactions contemplated by this Agreement on a timely basis.

3.	Agreement to Vote Shares.

Stockholder irrevocably and unconditionally agrees during the term of this Agreement, at any annual or special meeting of the Company called with respect to the following matters, and at every adjournment or postponement thereof (each, a “Covered Meeting”), to appear at any such meeting or otherwise cause the Shares to be counted as present thereat for purpose of establishing a quorum and vote or cause the holder of record to vote the Shares at such meeting (i) in favor of (1) adoption of the Merger Agreement and approval of any other matters necessary for consummation of the transactions contemplated by the Merger Agreement, including the Merger and (2) any proposal to adjourn or postpone such meeting of stockholders of the Company to a later date if there are not sufficient votes to approve the Merger; and (ii) against (1) any Company Competing Proposal or any of the transactions contemplated thereby, (2) any action, proposal, transaction, or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Company under the Merger Agreement or of Stockholder under this Agreement, and (3) any action, proposal, transaction, or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Merger or the fulfillment of Parent’s, the Company’s or Merger Sub’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company’s Organizational Documents). Any attempt by the Stockholder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Shares in contravention of this Section 3 shall be null and void ab initio.

4.	No Voting Trusts or Other Arrangement.

Stockholder agrees that during the term of this Agreement Stockholder will not, and will not permit any Affiliate to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares, or subject any of the Shares to any arrangement with respect to the voting of the Shares other than agreements entered into with Parent.

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5.	Transfer and Encumbrance.

Stockholder agrees that prior to a shareholder vote on the Merger Agreement and the other items enumerated in Section 3 hereto at a Covered Meeting, Stockholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge, convey any legal or Beneficial Ownership interest in or otherwise dispose of (by merger (including by conversion into securities or other consideration but excluding any disposition made by the Stockholder pursuant to the Merger and the transactions contemplated by the Merger Agreement), by tendering into any tender or exchange offer, by operation of Law or otherwise) or Encumber (“Transfer”) any of the Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of any of the Shares or Stockholder’s voting or economic interest therein. This Section 5 shall not prohibit a Transfer of the Shares by Stockholder to an Affiliate of Stockholder; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement. Any attempted Transfer of Shares or any interest therein in violation of this Section 5 shall, to the fullest extent permitted by Law, be null and void ab initio. If any involuntary Transfer of any of Stockholder’s Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement. For the avoidance of doubt, nothing in this Agreement will restrict the Stockholder from Transferring any Shares following a shareholder vote on the Merger Agreement and the other items enumerated in Section 3 hereto at a Covered Meeting, regardless of the outcome of such vote.

6.	Additional Purchases; Adjustments.

Stockholder agrees that any shares of Company Common Stock and any other shares of capital stock or other equity of the Company that Stockholder purchases, acquires the voting power or otherwise acquires Beneficial Ownership of after the execution of this Agreement and prior to the record date for any Covered Meeting shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof for all purposes of this Agreement, and Stockholder shall promptly notify the Company of the existence of any such after-acquired Shares. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Shares, the terms of this Agreement shall apply to the resulting securities and such resulting securities shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares as of the date hereof for all purposes of this Agreement.

7.	Waiver of Appraisal and Dissenters’ Rights and Certain Other Actions.

(a)            Waiver of Appraisal and Dissenters’ Rights. To the fullest extent permitted by Law, Stockholder hereby irrevocably and unconditionally waives, and agrees not to assert or perfect, any rights of appraisal (including under Section 262 of the DGCL) or rights to dissent in connection with the Merger that Stockholder may have by virtue of ownership of the Shares.

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(b)            Waiver of Certain Other Actions. Stockholder hereby agrees not to commence, join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub or the Company or any of their respective Affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing) or (b) alleging a breach of any fiduciary duty of the Company Board in connection with the negotiation and entry into this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

8.	Termination.

This Agreement shall terminate upon the earliest to occur of (the “Expiration Time”): (a) the Effective Time; (b) the date on which the Merger Agreement is terminated in accordance with its terms; (c) the termination of this Agreement by mutual written consent of the Parties; and (d) the date of any modification, waiver or amendment to the Merger Agreement effected without the Stockholder’s consent that (i) decreases the amount or changes the form of consideration payable to all of the shareholders of the Company pursuant to the terms of the Merger Agreement as in effect on the date of this Agreement or (ii) otherwise materially adversely affects the interests of the Stockholder or the stockholders of the Company. For the sake of clarity, the Stockholder consents to the Amendment and the Condor Merger Agreement. Nothing in this Section 8 shall relieve or otherwise limit the liability of any Party for any breach of this Agreement incurred prior to such termination.

9.	No Solicitation.

Subject to Section 10, Stockholder shall not, and shall cause its Affiliates not to, and shall use its reasonable best efforts to cause its and their respective officers, members, directors, partners, employees, accountants, financial and tax advisers and legal counsel (“Representatives”) not to, directly or indirectly, take any of the actions listed in clauses (i) - (v) of Section 6.3(b) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof). Stockholder shall, and shall cause its Affiliates to, and shall use its reasonable best efforts to cause its and their Representatives to, immediately cease, and cause to be terminated, any discussions or negotiations conducted before the date of this Agreement with any Person other than Parent with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Competing Proposal.

10.	Fiduciary Duties.

Stockholder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Shares and nothing herein is intended to or shall limit or affect any actions taken by any of Stockholder’s designees serving in his or her capacity as a director of the Company (or a Subsidiary of the Company). The taking of any actions (or failures to act) by Stockholder’s designees serving as a director of the Company (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

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11.	Further Assurances.

Stockholder agrees, from time to time, and without additional consideration, to execute and deliver such additional proxies, documents and other instruments and to take all such further action as Parent may reasonably request to consummate and make effective the transactions contemplated by this Agreement and to not take or permit any of its Affiliates to take any action that would reasonably be likely to adversely affect or delay the ability to perform Stockholder’s covenants and agreements under this Agreement.

12.	Stop Transfer Instructions.

At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Time, in furtherance of this Agreement, Stockholder hereby authorizes and instructs the Company to instruct the Company’s transfer agent that there is a stop transfer order with respect to all of the Shares (and that this Agreement places limits on the voting and transfer of the Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company following the Expiration Time.

13.	Specific Performance.

The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the Expiration Time, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 13, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement, all in accordance with the terms of this Section 13. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 13, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

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14.	Entire Agreement.

This Agreement (together with the Merger Agreement and any other documents and instruments executed pursuant hereto) supersedes all prior agreements, written or oral, between the Parties hereto with respect to the subject matter hereof and contains the entire agreement between the Parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the Parties hereto. No waiver of any provisions hereof by either Party shall be deemed a waiver of any other provisions hereof by such Party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such Party.

15.	Extension; Waiver.

At any time prior to the Effective Time, the Parties may, to the extent legally allowed:

(a)            extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b)            waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c)            waive compliance with any of the agreements or conditions of the other Party contained herein;

provided, that, in each case, such waiver is made in writing and signed by the Party (or parties) against whom the waiver is to be effective.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party. No waiver by any of the Parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

16.	Notices.

All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (upon confirmation of receipt; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 16):

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If to Parent or Merger Sub, to:

Bonanza Creek Energy, Inc.

410 17th St.

Denver, CO 80202

Attention: Skip Marter, General Counsel

E-mail:

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

1001 Fannin St.

Houston, TX 77002

Attention: Stephen M. Gill

E-mail:

and

Vinson & Elkins LLP

1114 Avenue of the Americas, 32nd Floor

New York, NY 10036

Attention: Shelley A. Barber

E-mail:

If to the Company, to:

Extraction Oil & Gas, Inc.

370 17th Street, Suite 5200

Denver, CO 80202

Attention: Eric Christ

E-mail:

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, Texas 77002

Attention:          Doug Bacon, P.C.

    Alex Rose

E-mail:

If to Stockholder, to:

Kimmeridge Energy Management Company, LLC

412 West 15th Street, 11th Floor

New York, New York 10011

Attention: Tamar Goldstein, Esq.

E-mail:

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with a required copy to (which copy shall not constitute notice):

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention:          Eleazer Klein, Esq.

    Adriana Schwartz, Esq.

E-mail:

17.	Miscellaneous.

(a)            Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b)            Submission to Jurisdiction. THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DELAWARE GENERAL CORPORATIONS LAW, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 15 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

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(c)            Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 17(c).

(d)            Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense, whether or not the Merger is consummated.

(e)            Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

(f)             Counterparts. This Agreement may be executed in one or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

(g)            Interpretation. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Sections, such reference shall be to n Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Stockholder means the actual knowledge of any officer of Holder after due inquiry.

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(h)            Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence and except as set forth in Section 5, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

(i)             No Third-Party Beneficiaries; Non-Recourse. Except for the provisions of Sections 3, 5, 9 and 13, of which CPPIB Crestone Peak is an express third-party beneficiary, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit, or remedy of any nature under or by reason of this Agreement.

(j)             No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to Stockholder, and Parent shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct Stockholder in the voting or disposition of any Shares, except as otherwise expressly provided herein.

(k)            No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the Parties or a presumption that the Parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

(l)             Disclosure. Stockholder consents to and authorizes the publication and disclosure by the Company and Parent of Stockholder’s identity and holding of Shares, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, including the Joint Proxy Statement, as applicable, and any other disclosure document required in connection with the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement.

(m)            Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties and, in the case of an amendment to Section 3, 5 or 9, CPPIB Crestone Peak.

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(n)            Reliance. Stockholder understands and acknowledges that Parent, Merger Sub and the Company are entering into the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties hereto have executed and delivered this Agreement as of the date first written above.

BONANZA CREEK ENERGY, INC.

By	/s/ Eric T. Greager
Name: Eric T. Greager
Title: President and Chief Executive Officer

EXTRACTION OIL & GAS, INC.

By	/s/ Tom Tyree
Name: Tom Tyree
Title: Chief Executive Officer

KIMMERIDGE ENERGY MANAGEMENT COMPANY, LLC

By	/s/ Benjamin Dell
Name: Benjamin Dell
Title: Managing Partner

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